FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated November 30, 2010

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                          CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

fILLING WITH cvm DOES NOT IMPLY ANY ASSESMENT ABOUT THE COMPANY, BEING ITS MANAGEMENTS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PRESENTED.

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27
4 - NIRE 35300149947

01.02 - HEAD OFFICE ADDRESS

1 - Full Address (Street, Number and Complement) Jorge Tzachel Street, 475			2 - District Fazenda
3 - Zip Code 88301-600		4 - City Itajaí		5 - State SC
6 - DDD (Long distance) +55 47	7 - Telephone 3249-4533	8 - Telephone 3249-4207	9 - Telephone 3249-4222	10 - Telex
11- DDD (Long distance) +55 47	12 - Fax 3249-4462	13 - Fax 3249-4221	14 - Fax 3249-4211
15 - E-MAIL acoes@brasilfoods.com

01.03 - INVESTOR RELATIONS DIRECTOR (Address for correspondence with the Company)

1 - Name Leopoldo Viriato Saboya
2 - Full Address (Place, Number and Complement) Escola Politécnica Avenue, 760, 2nd floor			3 - District Jaguaré
4 - Zip Code 05350-901		5 - City São Paulo		6 - State SP
7 - DDD (long distance) +55 11	8 - Telephone 3718-5301	9 - Telephone 3718-5306	10 - Telephone 3718-5465	11 - Telex
12 - DDD (long distance) +55 11	13 - Fax 3718-5297	14 - Fax 3718-5297	15 – Fax 3718-5297
16 - E-MAIL acoes@brasilfoods.com

01.04  - REFERENCE / AUDITOR

CURRENT Fiscal year		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGIN	2 – END	3 - QUARTER	4 - BEGIN	5 - END	6 - QUARTER	7 - BEGIN	8 - END
01/01/2010	12/31/2010	3	07/01/2010	09/30/2010	2	04/01/2010	06/30/2010
9 - Auditing Company KPMG Auditores Independentes				10 - CVM Code 00418-9
11 - Technical in Charge Danilo Siman Simões				12 - Technical in Charge Taxpayers’ Register 524.053.116-15

 Pág: 1

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

01.05 - CURRENT COMPOSITION OF CAPITAL

Number of Shares (Units)	1 – CURRENT QUARTER 09/30/2010	2 – PREVIOUS QUARTER 06/30/2010	3 – SAME QUARTER PREVIOUS YEAR 09/30/2009

Paid-Up Capital

1 – Common	872,473,246	872,473,246	436,236,623
2 – Preferred	0	0	0
3 – Total	872,473,246	872,473,246	436,236,623

In Treasury

4 – Common	781,172	2,288,382	2,421,696
5 – Preferred	0	0	0
6 – Total	781,172	2,288,382	2,421,696

01.06 – COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, industrial and others
2 – SITUATION Operational
3 - NATURE OF SHARE CONTROL National private
4 - CODE OF ACTIVITY 1220 – Food
5 - MAIN ACTIVITY Holding operational
6 - CONSOLIDATED TYPE Total
7 – TYPE OF AUDITOR’S REPORT No exception

01.07- COMPANIES NOT INCLUDED IN CONSOLIDATED FINANCIAL STATEMENTS

1 - Item	2 - General Taxpayers’ Register	3 - Name

01.08 – DECLARED AND/OR PAID DIVIDENDS DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL DATE	4 - DIVIDENDS	5- BEGINNING OF PAYMENT	6- TYPE OF SHARE	7- AMOUNT PER SHARE
01	Board Meeting	06/17/2010	Interests on shareholders' equity	08/27/2010	Common	0.0611364300

Pág: 2

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

01.09 – PAID-UP CAPITAL AND CHANGES IN THE CURRENT PERIOD

1 – ITEM	2 – DATE OF CHANGE	3 – CAPITAL STOCK (thousand Reais)	4 – AMOUNT (thousand Reais)	5 – SOURCE OF CHANGE	7 – QUANTITY OF ISSUED SHARES (Units)	8 – PRICE OF SHARE IN THE ISSUANCE (Reais)

01.10 – INVESTOR RELATIONS DIRECTOR

1 – DATE 11/12/2010	2 – SIGNATURE

    Pág: 3

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

02.01- BALANCE SHEET - ASSETS  (in thousands of Brazilian Reais)

1 - Code	2 - Description	3 - 09/30/2010	4 - 06/30/2010
1	Total Assets	18,297,321	18,613,475
1.01	Current Assets	3,865,188	4,504,128
1.01.01	Cash, Banks and Investments	868,029	1,492,059
1.01.01.01	Cash and Cash Equivalents	230,645	199,035
1.01.01.02	Short-term Investments	637,384	1,293,024
1.01.02	Credits	1,076,895	1,100,150
1.01.02.01	Trade Accounts Receivable	1,076,895	1,100,150
1.01.02.02	Other credits	0	0
1.01.03	Inventories	1,176,895	1,188,731
1.01.04	Others	743,369	723,188
1.01.04.01	Dividends and Interest on Shareholders’ Equity	5	5
1.01.04.02	Recoverable Taxes	443,217	404,999
1.01.04.03	Deferred Taxes	106,198	112,388
1.01.04.04	Notes Receivable	32,515	34,901
1.01.04.05	Other Rights	123,812	119,624
1.01.04.06	Prepaid Expenses	37,622	51,271
1.02	Non-current Assets	14,432,133	14,109,347
1.02.01	Non-current Assets	1,026,147	1,010,813
1.02.01.01	Credits	12,913	14,741
1.02.01.01.01	Trade Accounts Receivable	12,913	14,741
1.02.01.02	Credits with Associates	0	0
1.02.01.02.01	With Affiliates	0	0
1.02.01.02.02	With Subsidiaries	0	0
1.02.01.02.03	With Other Associates	0	0
1.02.01.03	Others	1,013,234	996,072
1.02.01.03.01	Marketable Securities	0	0
1.02.01.03.02	Recoverable Taxes	465,926	458,881
1.02.01.03.03	Deferred Taxes	349,138	358,580
1.02.01.03.04	Notes Receivable	79,190	77,058
1.02.01.03.05	Judicial Deposits	77,618	61,956
1.02.01.03.06	Assets Held for Sale	3,337	1,084
1.02.01.03.07	Other Receivables	37,666	38,018
1.02.01.03.08	Prepaid Expenses	359	495
1.02.02	Permanent Assets	13,405,986	13,098,534
1.02.02.01	Investments	8,487,291	8,260,369
1.02.02.01.01	Equity in Affiliates	0	0
1.02.02.01.02	Equity in Affiliates – Goodwill	0	0
1.02.02.01.03	Equity in Subsidiaries	4,965,442	4,721,290
1.02.02.01.04	Equity in Subsidiaries – Goodwill	3,521,015	3,538,245
1.02.02.01.05	Other Investments	834	834
1.02.02.02	Property, Plant and Equipment, net	3,239,895	3,173,265
1.02.02.03	Intangible	1,571,711	1,549,498
1.02.02.04	Deferred Charges	107,089	115,402

Pág: 4

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

02.02- BALANCE SHEET - LIABILITIES (in thousands of Brazilian Reais)

1 - Code	2 - Description	3 - 09/30/2010	4 - 06/30/2010
2	Total Liabilities	18,297,321	18,613,475
2.01	Current Liabilities	2,759,675	2,896,243
2.01.01	Short-term Debt Loans and Financing	802,124	784,459
2.01.02	Debentures	0	0
2.01.03	Trade Accounts Payable	985,897	950,066
2.01.04	Taxes, Charges and Contribution	80,558	88,006
2.01.04.01	Tax obligations	44,961	52,782
2.01.04.02	Social Contributions	35,597	35,224
2.01.05	Dividends Payable	12	12
2.01.06	Provisions	215,432	197,965
2.01.06.01	Provisions for vacations and 13th salary	183,091	154,337
2.01.06.02	Management and Employees’ Profit Sharing	32,341	43,628
2.01.07	Debts with Associates	5,907	6,376
2.01.08	Others	669,745	869,359
2.01.08.01	Payroll	42,760	43,158
2.01.08.02	Interest on Shareholders' Equity	1,435	49,093
2.01.08.03	Management and Employees’ Profit Sharing Payable	0	0
2.01.08.04	Deferred Taxes	25,406	13,829
2.01.08.05	Advance from Related Parties	553,994	718,875
2.01.08.06	Other Obligations	46,150	44,404
2.02	Non-current Liabilities	1,972,553	2,404,659
2.02.01	Non-current Liabilities	1,972,553	2,404,659
2.02.01.01	Long-term Debt Loans and Financing	1,470,320	1,675,486
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	168,968	173,329
2.02.01.03.01	Provision for contingencies	168,968	173,329
2.02.01.04	Debts with Associates	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Others	333,265	555,844
2.02.01.06.01	Taxes and Social Obligation	6,695	7,688
2.02.01.06.02	Deferred taxes	191,556	164,994
2.02.01.06.03	Advance from Related Parties	76,239	325,711
2.02.01.06.04	Others	58,775	57,451
2.03	Deferred Income	0	0
2.04	Participation of Non-controlling Shareholders	0	0
2.05	Shareholders’ Equity	13,565,093	13,312,573
2.05.01	Paid-in Capital	12,460,471	12,460,471
2.05.02	Capital Reserves	4,766	2,945
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Owned Assets	0	0
2.05.03.02	Subsidiaries/ Affiliates	0	0
2.05.04	Profit reserves	726,949	726,949
2.05.04.01	Legal	71,009	71,009
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.05	Retained Earnings	0	0
2.05.04.06	Special for Non-distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	655,940	655,940
2.05.04.07.01	Expansion Reserves	496,423	496,423
2.05.04.07.02	Increase Capital Reserves	160,256	160,256
2.05.04.07.03	Treasury Shares	(739)	(739)
2.05.05	Equity Evaluation Adjustments	52,143	(9,201)
2.05.05.01	Securities Adjustments	52,143	(9,201)
2.05.05.02	Accumulated Conversion Adjustments	0	0
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Accumulated Earnings/losses	320,764	131,409
2.05.07	Advance for Future Capital Increase	0	0

Pág: 5

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

03.01 -  STATEMENT OF INCOME (in thousands of Brazilian Reais)

1-Code	2-Description	07/01/2010 to 09/30/2010	01/01/2010 to 09/30/2010	07/01/2009 to 09/30/2009	01/01/2009 to 09/30/2009
3.01	Gross Sales	3,197,761	9,087,732	2,856,183	7,158,563
3.01.01	Domestic market	2,167,155	6,088,396	1,939,204	4,781,547
3.01.02	Foreign market	1,030,606	2,999,336	916,979	2,377,016
3.02	Sales Deductions	(400,944)	(1,142,256)	(376,032)	(916,648)
3.03	Net Sales	2,796,817	7,945,476	2,480,151	6,241,915
3.04	Cost of Sales	(2,148,453)	(6,237,768)	(2,099,886)	(5,220,690)
3.05	Gross Profit	648,364	1,707,708	380,265	1,021,225
3.06	Operating Income/expenses	(424,290)	(1,376,195)	(178,462)	(916,942)
3.06.01	Selling expenses	(462,173)	(1,276,185)	(393,587)	(1,014,777)
3.06.02	General and Administrative	(59,292)	(166,467)	(32,228)	(92,482)
3.06.02.01	Administrative	(55,102)	(155,747)	(28,055)	(81,790)
3.06.02.02	Management Compensation	(4,190)	(10,720)	(4,173)	(10,692)
3.06.03	Financial	(3,033)	(196,069)	75,519	309,189
3.06.03.01	Financial Income	104,705	190,714	237,526	821,922
3.06.03.02	Financial Expenses	(107,738)	(386,783)	(162,007)	(512,733)
3.06.04	Other Operating Income	4,384	14,985	49,039	168,020
3.06.05	Other Operating Expenses	(47,391)	(175,752)	(59,861)	(211,076)
3.06.06	Equity Interest in Income of Associated Company	143,215	423,293	182,656	(75,816)
3.07	Operating Income	224,074	331,513	201,803	104,283
3.08	Non-operating Income	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income Before Tax and Profit Sharing	224,074	331,513	201,803	104,283
3.10	Provision for Income Tax and Social Contribution	0	2,728	1,402	(16,830)
3.11	Deferred Income Tax	(22,600)	63,611	8,444	6,778
3.12	Statutory Participations / Contributions	(12,119)	(23,888)	0	0
3.12.01	Profit Sharing	(12,119)	(23,888)	0	0
3.12.02	Contribution	0	0	0	0
3.13	Reversion of Interest on Shareholders' Equity	0	0	0	0
3.15	Net Income	189,355	373,964	211,649	94,231
	Number of Shares (ex-treasury)	871,692,074	871,692,074	433,814,927	433,814,927
	Earnings per Share	0.21723	0.42901	0.48788	0.21721

Pág: 6

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

04.01 - STATEMENT OF CASH FLOWS (in thousands of Brazilian Reais)

1-Code	2-Description	07/01/2010 to 09/30/2010	01/01/2010 to 09/30/2010	07/01/2009 to 09/30/2009	01/01/2009 to 09/30/2009
4.01	Net cash provided by (used in) operating activities	(272,637)	549,859	789,129	706,770
4.01.01	Net Income for the year	189,355	373,964	211,649	94,231
4.01.02	Changes in operating assets and liabilities	(363,214)	298,492	790,756	960,236
4.01.02.01	Trade accounts receivable	30,330	464,662	(85,315)	500,990
4.01.02.02	Inventories	23,691	198,925	(135,841)	(54,666)
4.01.02.03	Trade accounts payable	33,191	(54,598)	(50,183)	(113,244)
4.01.02.04	Contingencies	(11,098)	(41,728)	(6,313)	(14,707)
4.01.02.05	Payroll and related charges payable	(439,328)	(268,769)	1,068,408	641,863
4.01.03	Others	(98,778)	(122,597)	(213,276)	(347,697)
4.01.03.01	Minority shareholders	0	0	0	0
4.01.03.02	Depreciation, amortization and depletion	97,556	284,724	114,462	277,893
4.01.03.03	Amortization of goodwill	17,230	39,684	0	0
4.01.03.04	Gain on permanent asset disposals	3,389	18,764	(14,148)	51,936
4.01.03.05	Deferred income tax	22,600	(55,896)	(4,868)	(6,270)
4.01.03.06	Provision/reversal for contingencies	11,426	72,452	28,022	11,781
4.01.03.07	Other provisions	(17,620)	(29,674)	(9,549)	40,033
4.01.03.08	Exchange variations and interest	(90,144)	(29,358)	(144,539)	(798,886)
4.01.03.09	Law 11.638/07 effects	0	0	0	0
4.01.03.10	Equity pick-Up	(143,215)	(423,293)	(182,656)	75,816
4.02	Net cash (used in) provided by investing activities	387,636	353,540	(4,442,514)	(4,767,582)
4.02.01	Cash investments	(835,805)	(2,153,649)	(4,554,680)	(5,296,577)
4.02.02	Redemption of cash investments	1,515,469	3,767,439	2,531,668	3,185,302
4.02.03	Additions to property, plant and equipment	(130,499)	(302,673)	(114,934)	(362,289)
4.02.04	Acquisitions/formation period of breeding stock	(41,259)	(122,952)	(45,769)	(113,843)
4.02.05	Disposal of fixed assets	3,657	7,020	35,553	44,689
4.02.06	Business acquisition, net	0	0	0	0
4.02.07	Other Investments, net	(100,100)	(804,970)	(34,352)	(34,352)
4.02.08	Business Acquisition Additional Costs	0	(5,097)	0	0
4.02.09	Advance for future capital increase	0	0	(2,260,000)	(2,265,736)
4.02.10	Interest on shareholders’ equity received	0	4,004	0	0
4.02.11	Goodwill on acquisition of companies	0	0	0	0
4.02.12	Cash of incorporated company	0	1,960	0	75,224
4.02.13	Additions to intangible assets	(23,827)	(37,542)	0	0
4.03	Net cash (used in) provided by financing activities	(73,172)	(890,553)	3,648,232	4,101,099
4.03.01	Debt issuance	261,464	521,892	629,046	2,140,441
4.03.02	Repayment of debt (principal and interest)	(281,436)	(1,257,960)	(2,182,590)	(3,216,335)
4.03.03	Capital increase	0	0	5,201,776	5,201,776
4.03.04	Dividends and interest on shareholders’ equity paid	(53,200)	(153,200)	0	(24,783)
4.03.05	Capital distribution to minority shareholders	0	(1,285)	0	0
4.03.06	Advance for future capital increase	0	0	0	0
4.04	Exchange variation on cash and cash equivalents	(10,217)	(5,635)	(3,542)	(8,835)
4.05	Net (decrease) increase in cash	31,610	7,211	(8,695)	31,452
4.05.01	At the beginning of the year	199,035	223,434	69,735	29,588
4.05.02	At the end of the year	230,645	230,645	61,040	61,040

Pág: 7

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

05.01 - STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE PERIOD FROM 07/01/2010 TO 09/30/2010 (in thousands of Brazilian Reais)

1-Code	2-Description	3- Capital Stock	4- Capital Reserves	5- Revaluation Reserves	6- Profit Reserves	7- Accumulated Earnings/Losses	8- Equity Valuation Adjustments	9- Total
5.01	Beginning balance	12,460,471	2,945	0	726,949	131,409	(9,201)	13,312,573
5.02	Prior fiscal year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	12,460,471	2,945	0	726,949	131,409	(9,201)	13,312,573
5.04	Profit/loss in fiscal year	0	0	0	0	189,355	0	189,355
5.05	Allocation of income	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on shareholders’ equity	0	0	0	0	0	0	0
5.05.03	Others destinations	0	0	0	0	0	0	0
5.07	Equity evaluation adjustments	0	0	0	0	0	61,344	61,344
5.07.01	Securities adjustments	0	0	0	0	0	61,344	61,344
5.07.02	Accumulated Conversion Adjustments	0	0	0	0	0	0	0
5.07.03	Business combination adjustments	0	0	0	0	0	0	0
5.08	Increase (decrease) in capital	0	0	0	0	0	0	0
5.08.01	Increase in capital	0	0	0	0	0	0	0
5.08.02	Costs of shares issuance	0	0	0	0	0	0	0
5.09	Capital reserve constitution /realization	0	1,821	0	0	0	0	1,821
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other transactions of capital	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	End balance	12,460,471	4,766	0	726,949	320,764	52,143	13,565,093

 Pág: 8

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

05.02 - STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE PERIOD FROM 01/01/2010 TO 09/30/2010 (in thousands of Brazilian Reais)

1-Code	2-Description	3- Capital Stock	4- Capital Reserves	5- Revaluation Reserves	6- Profit Reserves	7- Accumulated Earnings/Losses	8- Equity Valuation Adjustments	9- Total
5.01	Beginning balance	12,461,756	0	0	726,873	0	(24,465)	13,164,164
5.02	Prior fiscal year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	12,461,756	0	0	726,873	0	(24,465)	13,164,164
5.04	Profit/loss in fiscal year	0	0	0	0	373,964	0	373,964
5.05	Allocation of income	0	0	0	0	(53,200)	0	(53,200)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on shareholders’ equity	0	0	0	0	(53,200)	0	(53,200)
5.05.03	Others destinations	0	0	0	0	,	0	0
5.06	Realization of earnings reserve	0	0	0	0	0	0	0
5.07	Equity evaluation adjustments	0	0	0	0	0	76,608	76,608
5.07.01	Securities adjustments	0	0	0	0	0	76,608	76,608
5.07.02	Accumulated Conversion Adjustments	0	0	0	0	0	0	0
5.07.03	Business combination adjustments	0	0	0	0	0	0	0
5.08	Increase (decrease) in capital	(1,285)	0	0	0	0	0	(1,285)
5.08.01	Increase in capital	0	0	0	0	0	0	0
5.08.02	Costs of shares issuance	(1,285)	0	0	0	0	0	(1,285)
5.09	Capital reserve constitution /realization	0	4,766	0	0	0	0	4,766
5.10	Treasury shares	0	0	0	76	0	0	76
5.11	Other transactions of capital	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	End balance	12,460,471	4,766	0	726,949	320,764	52,143	13,565,093

Pág: 9

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

08.01- BALANCE SHEET – ASSETS – CONSOLIDATED  (in thousands of Brazilian Reais)

1 - Code	2 - Description	3 - 09/30/2010	4 - 06/30/2010
1	Total Assets	24,972,014	24,937,325
1.01	Current Assets	9,516,034	9,492,870
1.01.01	Cash, Banks and Investments	3,060,003	3,230,535
1.01.01.01	Cash and Cash Equivalents	2,187,195	1,844,608
1.01.01.02	Short-term investments	872,808	1,385,927
1.01.02	Credits	2,236,407	2,130,750
1.01.02.01	Trade accounts receivable	2,236,407	2,130,750
1.01.02.02	Other credits	0	0
1.01.03	Inventories	2,936,888	2,837,632
1.01.04	Others	1,282,736	1,293,953
1.01.04.01	Dividends and Interest on Shareholders’ Equity	0	0
1.01.04.02	Recoverable Taxes	792,367	802,049
1.01.04.03	Deferred Taxes	132,799	136,780
1.01.04.04	Notes Receivable	44,787	47,330
1.01.04.05	Other Rights	228,573	190,041
1.01.04.06	Prepaid Expenses	84,210	117,753
1.02	Noncurrent assets	15,455,980	15,444,455
1.02.01	Noncurrent assets	2,648,477	2,771,570
1.02.01.01	Credits	12,915	14,741
1.02.01.01.01	Trade accounts receivable	12,915	14,741
1.02.01.02	Credits with Associates	0	0
1.02.01.02.01	With Affiliates	0	0
1.02.01.02.02	With Subsidiaries	0	0
1.02.01.02.03	With Other Associates	0	0
1.02.01.03	Others	2,635,562	2,756,829
1.02.01.03.01	Marketable securities	471,052	567,961
1.02.01.03.02	Recoverable taxes	653,164	636,275
1.02.01.03.03	Deferred Taxes	1,099,180	1,124,626
1.02.01.03.04	Notes Receivable	79,190	77,058
1.02.01.03.05	Judicial deposits	121,301	100,234
1.02.01.03.06	Assets held for sale	16,941	58,636
1.02.01.03.07	Other Receivables	194,202	191,379
1.02.01.03.08	Prepaid Expenses	532	660
1.02.02	Permanent Assets	12,807,503	12,672,885
1.02.02.01	Investments	23,110	13,996
1.02.02.01.01	Equity in Affiliates	0	0
1.02.02.01.02	Equity in Subsidiaries	22,066	12,970
1.02.02.01.04	Equity in subsidiaries - goodwill	0	0
1.02.02.01.03	Other Investments	1,044	1,026
1.02.02.01.06	Equity in Subsidiaries – Goodwill	0	0
1.02.02.02	Property, plant and equipment, net	9,382,400	9,257,869
1.02.02.03	Intangible	3,243,716	3,228,752
1.02.02.04	Deferred	158,277	172,268

Pág: 10

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

08.02- BALANCE SHEET – LIABILITIES – CONSOLIDATED (in thousands of Brazilian Reais)

1 - Code	2 - Description	3 - 09/30/2010	4 - 06/30/2010
2	Total Liabilities	24,972,014	24,937,325
2.01	Current Liabilities	4,897,227	4,741,855
2.01.01	Short term Debt	1,937,726	1,948,084
2.01.02	Debentures	0	0
2.01.03	Trade Accounts Payable	1,915,780	1,813,079
2.01.04	Taxes, Charges and Contribution	227,709	224,546
2.01.04.01	Tax obligations	155,213	154,753
2.01.04.02	Social Contributions	72,496	69,793
2.01.05	Dividends Payable	12	12
2.01.06	Provisions	414,055	361,381
2.01.06.01	Provisions for vacations & 13th salary	381,493	317,533
2.01.06.02	Management and employees’ profit sharing	32,562	43,848
2.01.07	Debts with Associates	0	0
2.01.08	Others	401,945	394,753
2.01.08.01	Payroll	43,555	44,180
2.01.08.02	Interest on shareholders' equity	1,516	50,017
2.01.08.03	Management and employees’ profit sharing payable	0	0
2.01.08.04	Deferred Taxes	56,578	41,171
2.01.08.05	Advance from related parties	0	0
2.01.08.06	Other obligations	300,296	259,385
2.02	Non-current liabilities	6,504,347	6,908,862
2.02.01	Non-current liabilities	6,504,347	6,908,862
2.02.01.01	Long-term debt	5,443,319	5,846,573
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	311,873	355,951
2.02.01.03.01	Provision for contingencies	311,873	355,951
2.02.01.04	Debts with Associates	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Others	749,155	706,338
2.02.01.06.01	Taxes and social obligation	55,517	55,567
2.02.01.06.02	Deferred taxes	365,162	330,691
2.02.01.06.03	Advance from related parties	0	0
2.02.01.06.04	Others	328,476	320,080
2.03	Deferred Income	0	0
2.04	Participation of non-controlling shareholders	8,151	2,526
2.05	Shareholders’ Equity	13,562,289	13,284,082
2.05.01	Paid-in Capital	12,460,471	12,460,471
2.05.02	Capital Reserves	4,766	2,945
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Owned Assets	0	0
2.05.03.02	Subsidiaries/ Affiliates	0	0
2.05.04	Profit reserves	726,949	701,590
2.05.04.01	Legal	71,009	71,009
2.05.04.02	Statutory	0	0
2.05.04.05	Retained earnings	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Profits realizable	0	0
2.05.04.05	Retained earnings	0	0
2.05.04.06	Special for non-distributed dividends	0	0
2.05.04.07	Other profit reserves	655,940	630,581
2.05.04.07.01	Expansion reserves	496,423	496,423
2.05.04.07.02	Increase capital reserves	160,256	160,256
2.05.04.07.03	Treasury shares	(739)	(26,098)
2.05.04.07.04	Unrealized profit	0	0
2.05.05	Equity evaluation adjustments	52,143	(9,201)
2.05.05.01	Securities adjustments	52,143	(9,201)
2.05.05.02	Accumulated Conversion Adjustments	0	0
2.05.05.03	Business combination adjustments	0	0
2.05.06	Accumulated earnings/losses	317,960	128,277
2.05.07	Advance for future capital increase	0	0

Pág: 11

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

09.01 - STATEMENT OF INCOME – CONSOLIDATED (in thousands of Brazilian Reais)

1-Code	2-Description	07/01/2010 to 09/30/2010	01/01/2010 to 09/30/2010	07/01/2009 to 09/30/2009	01/01/2009 to 09/30/2009
3.01	Gross Sales	6,539,693	18,668,962	6,114,872	12,177,038
3.01.01	Domestic market	4,118,496	11,687,326	3,798,487	7,505,683
3.01.02	Foreign market	2,421,197	6,981,636	2,316,385	4,671,355
3.02	Sales Deductions	(837,624)	(2,387,939)	(821,296)	(1,577,432)
3.03	Net Sales	5,702,069	16,281,023	5,293,576	10,599,606
3.04	Cost of Sales	(4,114,093)	(11,900,232)	(4,191,358)	(8,369,523)
3.05	Gross Profit	1,587,976	4,380,791	1,102,218	2,230,083
3.06	Operating income/expenses	(1,276,452)	(3,867,544)	(863,747)	(1,942,153)
3.06.01	Selling expenses	(1,080,410)	(3,044,186)	(981,589)	(2,013,973)
3.06.02	General and administrative	(91,497)	(256,998)	(62,303)	(142,004)
3.06.02.01	Administrative	(84,458)	(238,085)	(54,476)	(124,799)
3.06.02.02	Management compensation	(7,039)	(18,913)	(7,827)	(17,205)
3.06.03	Financial	(46,903)	(372,592)	222,739	289,987
3.06.03.01	Financial income	75,215	377,377	(23,682)	1,171,782
3.06.03.02	Financial expenses	(122,118)	(749,969)	246,421	(881,795)
3.06.04	Other operating income	4,187	15,187	48,757	184,414
3.06.05	Other operating expenses	(63,951)	(211,913)	(93,047)	(262,273)
3.06.06	Equity interest in income of associated company	2,122	2,958	1,696	1,696
3.07	Operating income	311,524	513,247	238,471	287,930
3.08	Non-operating income	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before tax and profit sharing	311,524	513,247	238,471	287,930
3.10	Provision for income tax and social contribution	(58,823)	(87,306)	(39,447)	(60,371)
3.11	Deferred income tax	(47,923)	(25,384)	14,403	(110,548)
3.12	Statutory participations / contributions	(12,576)	(25,314)	(7,086)	(7,086)
3.12.01	Profit sharing	(12,576)	(25,314)	(7,086)	(7,086)
3.12.02	Contribution	0	0	0	0
3.13	Reversion of interest on shareholders' equity	0	0	0	0
3.14	Non-controlling shareholders	(2,519)	(1,341)	5,020	4,777
3.15	Net Income	189,683	373,902	211,361	114,702
	Number of shares (ex-treasury)	871,692,074	871,692,074	433,814,927	433,814,927
	Earnings per share	0.21760	0.42894	0.48721	0.26440

Pág: 12

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

10.01 - STATEMENT OF CASH FLOWS – CONSOLIDATED (in thousands of Brazilian Reais)

1-Code	2-Description	07/01/2010 to 09/30/2010	01/01/2010 to 09/30/2010	07/01/2009 to 09/30/2009	01/01/2009 to 09/30/2009
4.01	Net cash provided by (used in) operating activities	257,060	868,266	(386,702)	(310,502)
4.01.01	Net Income for the year	189,683	373,902	211,361	114,702
4.01.02	Changes in operating assets and liabilities	7,489	(331,025)	(584,291)	(396,047)
4.01.02.01	Trade accounts receivable	(98,152)	(434,206)	(349,537)	(130,267)
4.01.02.02	Inventories	(77,896)	205,538	(183,960)	(11,795)
4.01.02.03	Trade accounts payable	99,754	1,307	(151,403)	(167,746)
4.01.02.04	Contingencies	(11,098)	(41,893)	(6,472)	(15,134)
4.01.02.05	Payroll and related charges payable	94,881	(61,771)	107,081	(71,105)
4.01.03	Others	59,888	825,389	(13,772)	(29,157)
4.01.03.01	Minority shareholders	2,519	1,341	(38,195)	(37,952)
4.01.03.02	Depreciation, amortization and depletion	186,866	558,029	259,835	495,308
4.01.03.03	Amortization of goodwill	17,230	39,684	0	0
4.01.03.04	Gain on permanent asset disposals	788	29,034	(13,320)	36,824
4.01.03.05	Deferred income tax	48,133	(11,624)	(2,262)	120,698
4.01.03.06	Provision/reversal for contingencies	(28,275)	83,504	36,255	13,279
4.01.03.07	Other provisions	(26,143)	(46,781)	(5,945)	(6,886)
4.01.03.08	Exchange variations and interest	(139,108)	175,160	(248,444)	(648,732)
4.01.03.09	Law 11.638/07 effects	0	0	0	0
4.01.03.10	Equity pick-Up	(2,122)	(2,958)	(1,696)	(1,696)
4.02	Net cash (used in) provided by investing activities	331,819	1,104,430	(1,014,263)	(1,237,708)
4.02.01	Cash investments	(1,076,688)	(2,747,295)	(5,795,742)	(6,859,855)
4.02.02	Redemption of cash investments	1,733,773	4,586,560	4,523,535	5,729,882
4.02.03	Additions to property, plant and equipment	(224,914)	(461,039)	(153,100)	(449,448)
4.02.04	Acquisitions/formation period of breeding stock	(85,675)	(246,535)	(86,996)	(180,996)
4.02.05	Disposal of fixed assets	18,627	22,471	36,595	61,264
4.02.06	Business acquisition, net	0	0	511,285	511,285
4.02.07	Additions to deferred charges	0	(341)	(49,840)	(49,840)
4.02.08	Other Investments, net	0	(5,097)	0	0
4.02.09	Advance for future capital increase	(6,975)	(6,975)	0	0
4.02.10	Interest on shareholders’ equity received	0	4,004	0	0
4.02.11	Goodwill on acquisition of companies	0	0	0	0
4.02.12	Cash of incorporated company	0	0	0	0
4.02.13	Additions to intangible assets	(26,329)	(41,323)	0	0
4.03	Net cash (used in) provided by financing activities	(176,923)	(1,614,431)	1,932,821	1,754,990
4.03.01	Debt issuance	786,128	2,666,640	1,096,872	2,239,051
4.03.02	Repayment of debt (principal and interest)	(909,026)	(4,125,761)	(4,365,822)	(5,661,049)
4.03.03	Capital increase	0	0	5,201,776	5,201,776
4.03.04	Dividends and interest on shareholders’ equity paid	(54,025)	(154,025)	(5)	(24,788)
4.03.05	Capital distribution to minority shareholders	0	0	0	0
4.03.06	Advance for future capital increase	0	(1,285)	0	0
4.04	Exchange variation on cash and cash equivalents	(69,369)	(69,310)	(47,742)	(136,280)
4.05	Net (decrease) increase in cash	342,587	288,955	484,114	70,500
4.05.01	At the beginning of the year	1,844,608	1,898,240	819,841	1,233,455
4.05.02	At the end of the year	2,187,195	2,187,195	1,303,955	1,303,955

Pág: 13

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

11.01 - STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY CONSOLIDATED FOR THE PERIOD FROM 07/01/2010 TO 09/30/2010 (in thousands of Brazilian Reais)

1-Code	2-Description	3- Capital Stock	4- Capital Reserves	5- Revaluation Reserves	6- Profit Reserves	7- Accumulated Earnings/Losses	8- Equity Valuation Adjustments	9- Total
5.01	Beginning balance	12.460.471	2.945	0	701.590	128.277	(9.201)	13.284.082
5.02	Prior fiscal year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	12.460.471	2.945	0	701.590	128.277	(9.201)	13.284.082
5.04	Profit/loss in fiscal year	0	0	0	0	189.683	0	189.683
5.05	Allocation of income	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on shareholders’ equity	0	0	0	0	0	0	0
5.05.03	Others destinations	0	0	0	0	0	0	0
5.06	Realization of earnings reserve	0	0	0	0	0	0	0
5.07	Equity evaluation adjustments	0	0	0	0	0	61.344	61.344
5.07.01	Securities adjustments	0	0	0	0	0	61.344	61.344
5.07.02	Accumulated Conversion Adjustments	0	0	0	0	0	0	0
5.07.03	Business combination adjustments	0	0	0	0	0	0	0
5.08	Increase (decrease) in capital	0	0	0	0	0	0	0
5.08.01	Increase in capital	0	0	0	0	0	0	0
5.08.02	Costs of shares issuance	0	0	0	0	0	0	0
5.09	Capital reserve constitution /realization	0	1.821	0	0	0	0	1.821
5.10	Treasury shares	0	0	0	25.359	0	0	25.359
5.11	Other transactions of capital	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	End balance	12.460.471	4.766	0	726.949	317.960	52.143	13.562.289

Pág: 14

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

11.02 - STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY CONSOLIDATED FOR THE PERIOD FROM 01/01/2010 TO 09/30/2010 (in thousands of Brazilian Reais)

1-Code	2-Description	3- Capital Stock	4- Capital Reserves	5- Revaluation Reserves	6- Profit Reserves	7- Accumulated Earnings/Losses	8- Equity Valuation Adjustments	9- Total
5.01	Beginning balance	12.461.756	0	0	697.359	0	(24.465)	13.134.650
5.02	Prior fiscal year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	12.461.756	0	0	697.359	0	(24.465)	13.134.650
5.04	Profit/loss in fiscal year	0	0	0	0	373.902	0	373.902
5.05	Allocation of income	0	0	0	0	(53.200)	0	(53.200)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on shareholders’ equity	0	0	0	0	(53.200)	0	(53.200)
5.05.03	Others destinations	0	0	0	0	0	0	0
5.06	Realization of earnings reserve	0	0	0	0	0	0	0
5.07	Equity evaluation adjustments	0	0	0	0	0	76.608	76.608
5.07.01	Securities adjustments	0	0	0	0	0	76.608	76.608
5.07.02	Accumulated Conversion Adjustments	0	0	0	0	0	0	0
5.07.03	Business combination adjustments	0	0	0	0	0	0	0
5.08	Increase (decrease) in capital	(1.285)	0	0	0	0	0	(1.285)
5.08.01	Increase in capital	0	0	0	0	0	0	0
5.08.02	Costs of shares issuance	(1.285)	0	0	0	0	0	(1.285)
5.09	Capital reserve constitution /realization	0	4.766	0	0	0	0	4.766
5.10	Treasury shares	0	0	0	26.848	0	0	26.848
5.11	Other transactions of capital	0	0	0	0	0	0	0
5.12	Others	0	0	0	2.742	(2.742)	0	0
5.13	End balance	12.460.471	4.766	0	726.949	317.960	52.143	13.562.289

Pág: 15

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

1.    THE COMPANY AND ITS PRINCIPAL OPERATIONS

Founded in 1934, in the State of Santa Catarina, BRF – Brasil Foods S.A. (“BRF”) and its subsidiaries (collectively “Company”) is one of Brazil’s largest companies in the food industry. With a focus on raising, producing and slaughtering of poultry, pork and beef, processing and/or sale of fresh meat, processed products, milk and dairy products, pasta, frozen vegetables and soybean derivatives, among which the following are highlighted:

•         Frozen whole chicken and chicken, turkey, pork and beef cuts;

•         Ham products, sausages, bologna, frankfurters, salami and other smoked products;

•         Hamburgers, breaded meat products, kibes and meatballs;

•         Lasagnas, pizzas, cheese breads, pies and frozen vegetables;

•         Milk, dairy products and desserts;

•         Juices, soy milk and soy juices;

•         Margarine; and

•         Soy meal and refined soy flour, as well as animal feed.

Currently, the Company operates 44 meat processing plants, 15 dairy products processing plants, 3 plants that process margarine, 4 plants that process pasta, 1 plant that processes desserts and 1 soybean processing plant, all of them located near to the Company’s raw material suppliers or to the main consumer centers. In the foreign market, the Company has subsidiaries or sales offices in the United Kingdom, Italy, Austria, Hungary, Japan, The Netherlands, Russia, Singapore, United Arab Emirates, Portugal, France, Germany, Turkey, China, Cayman Islands, Venezuela, Uruguay, Chile and 1 cheese processing plant in Argentina.

The wholly-owned subsidiary Plusfood Holland B.V. operates 2 meat processing plants located in the United Kingdom and The Netherlands.

Pág: 16

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

a)    Interest in subsidiaries:

	Interest in equity (%)
	09.30.10	06.30.10
Avipal S.A. Construtora e Incorporadora (a)	100.00%	100.00%
Avipal Centro-oeste S.A. (a)	100.00%	100.00%
Perdigão Export Ltd. (a)	100.00%	100.00%
UP! Alimentos Ltda.	50.00%	50.00%
Establecimiento Levino Zaccardi y Cia. S.A.	90.00%	90.00%
Vip S.A. Empreendimentos e Participações Imobiliárias	100.00%	100.00%
Establecimiento Levino Zaccardi y Cia. S.A.	10.00%	10.00%
Perdigão Trading S.A. (a)	100.00%	100.00%
PSA Laboratório Veterinário Ltda.	12.00%	12.00%
PDF Participações Ltda.	99.00%	99.00%
PSA Laboratório Veterinário Ltda.	88.00%	88.00%
Sino dos Alpes Alimentos Ltda.	99.99%	99.99%
PDF Participações Ltda.	1.00%	1.00%
Sino dos Alpes Alimentos Ltda.	0.01%	0.01%
Crossban Holdings GmbH	100.00%	100.00%
Perdigão Europe Lda.	100.00%	100.00%
Perdigão UK Ltd.	100.00%	100.00%
Perdigão France SARL	100.00%	100.00%
Perdigão Nihon K.K.	100.00%	100.00%
Brasil Foods PTE Ltd. (g)	100.00%	100.00%
Plusfood Hungary Trade and Service LLC. (h)	100.00%	100.00%
Plusfood UK Ltd.	100.00%	100.00%
Plusfood Germany GmbH (c)	100.00%	-
Acheron Beteiligung-sverwaltung GmbH (b)	100.00%	100.00%
Xamol Consultores Serviços Lda. (a)	100.00%	100.00%
Perdigão International Ltd.	100.00%	100.00%
BFF International Ltd.	100.00%	100.00%
Highline International (a)	100.00%	100.00%
Plusfood Holland B.V.	100.00%	100.00%
Plusfood Group B.V.	100.00%	100.00%
Plusfood B.V.	100.00%	100.00%
Plusfood Iberia SL	100.00%	100.00%
Plusfood Italy SRL	67.00%	67.00%
Plusfood France SARL	100.00%	100.00%
Plusfood Finance UK Ltd.	100.00%	100.00%
Plusfood Wrexham Ltd.	100.00%	100.00%
Sadia S.A.	100.00%	100.00%
Big Foods Ind. de Produtos Alimentícios Ltda. (d)	-	100.00%
Sadia Overseas Ltd.	100.00%	100.00%
Rezende Marketing e Comunicações Ltda. (e)	-	99.91%
Sadia International Ltd.	100.00%	100.00%
Sadia Uruguay S.A.	100.00%	100.00%
Sadia Chile S.A.	60.00%	60.00%
Sadia Alimentos S.A.	95.00%	95.00%
Concórdia Foods Ltd.	100.00%	100.00%
Sadia UK Ltd.	100.00%	100.00%
Sadia GmbH	100.00%	100.00%
Wellax Food Logistics C.P.A.S.U. Lda.	100.00%	100.00%
Sadia Foods GmbH.	100.00%	100.00%
Qualy B.V. (b)	100.00%	100.00%
Sadia Japan Ltd.	100.00%	100.00%
Badi Ltd.	100.00%	100.00%
AL-Wafi Al-Takamol International Food Ltd. (f)	75.00%	-
Baumhardt Comércio e Participações Ltda.	73.94%	73.94%
Excelsior Alimentos S.A.	25.10%	25.10%
Sadia Industrial Ltda.	100.00%	100.00%
Rezende Marketing e Comunicações Ltda. (e)	-	0.09%
Excelsior Alimentos S.A.	46.01%	46.01%
K&S Alimentos S.A.	49.00%	49.00%

 Pág: 17

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

(a)  Dormant companies.

(b)  The wholly-owned subsidiary Acheron Beteiligung-sverwaltung GmbH has 100 direct subsidiaries in Madeira Island, Portugal, which interest amounted to R$880, and the wholly-owned subsidiary Qualy B.V. has 48 subsidiaries in The Netherlands, which interest is represented by a negative equity of R$10,413 on June 30, 2010, both subsidiaries were constituted to operate in the European market that is ruled by importation quotas for poultry and turkey meat and increase Company’s market participation.

(c)  Constitution of the company Plusfood Germany GmbH, Germany.

(d)  Sadia S.A. (“Sadia”) acquired the entire share capital of Big Foods Indústria de Produtos Alimentícios Ltda as of August, 2010.

(e)  Closure of Rezende Marketing and Communications Ltd. business activities as of September, 2010.

(f)   Constitution of the company Al-Wafi Al-Takamol International Food Ltd., Saudi Arabia as of September, 2010.

(g)  The name of the company Perdigão Asia Pte Ltd. was changed to Brasil Foods Pte Ltd as of September, 2010.

(h)  The name of the company Plusfood Hungary Kft was changed to Plusfood Hungary Trade and Service LLC.

Pág: 18

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

The Company has an advanced distribution system, with 38 distribution centers reaching supermarkets, retail and wholesale markets, food service and other institutional clients in the domestic market and exports to more than 145 countries.

The name BRF deploys and adds value and reliability to several trademarks among which the most important are: Batavo, Claybon, Chester®, Confiança, Delicata, Doriana, Elegê, Fazenda, Nabrasa, Perdigão, Perdix, besides licensed trademark such as Turma da Mônica. The wholly-owned subsidiary Sadia also holds several trademarks and the major ones are: Fiesta, Hot Pocket, Miss Daisy, Nuggets, Qualy, Rezende, Sadia, Speciale Sadia, Texas and Wilson.

In April 2006, the Company was listed to the “New Market” of Corporate Governance.

On July 8, 2009, in an extraordinary general meeting, was approved that its shares are traded on the São Paulo Stock Exchange (“BMF&BOVESPA”), under the ticker symbol BRFS3, and on the New York Securities Exchange (“NYSE”) under the ticker BRFS in replacement of the old tickers PRGA3 and PDA, respectively.

b)   Business Combination - Sadia

On July 8, 2009, at an extraordinary shareholders’ general meeting, BRF shareholders approved an increase in the Company’s capital share through the issuance of 37,637,557 common shares for R$39.40 (thirty nine Reais and forty cents) per share, all of which were subscribed by means of an exchange for 226,395,405 shares issued by HFF Participações S.A. (“HFF”) based on its economic value of R$1,482,890.

On August 18, 2009, the merger of Sadia’s common and preferred shares was approved by BRF shareholders’ at an extraordinary shareholders’ general meeting, excluding the shares already indirectly owned by the Company, through the issue of 25,904,595 common shares and 420,650,712 preferred shares issued by Sadia, according to its economic value, in the amount of R$2,335,484, through the issuance of 59,390,963 new common registered shares with no par value issued by the Company for a R$39.32 (thirty nine Reais and thirty two cents) per share. On this date, Sadia became a Company’s wholly-owned subsidiary.

The Company recorded the above mentioned business combination based on the carrying value of the net assets acquired on July 8, 2009, and the related goodwill of R$3,594,467 was determined as set forth below:

 Pág: 19

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

Total amount
Exchange shares amount	3,818,374
Additional business combination cost	44,002
Business combination costs	3,862,376

Net assets acquired	267,909
Percentage	100%
Equivalent interest	267,909
Preliminary goodwill	3,594,467

The net assets acquired presented above was changed in the amount of R$118,978 in this quarter, as also was changed the amount of goodwill preliminary disclosure, these changes reflect the Company’s efforts aimed to standardize the accounting practices between the Company and its wholly-owned subsidiary.

As determined by Brazilian Securities Commission (“CVM”) Instruction No. 247 of March 27, 1996, the goodwill was allocated between the assets fair market value and the expected profitability of the acquired business based on an appraisal report, as set forth below:

		Accumulated	Fair value,
	Fair value	realization	net
Fixed assets fair market value:
Land	393,892	(6,005)	387,887
Buildings	1,023,005	(30,057)	992,948
Machinery and equipment	640,195	(36,493)	603,702
Inventories fair market value	897	(897)	-
Expected profitability	1,536,478	-	1,536,478
Total of goodwill from business combination	3,594,467	(73,452)	3,521,015

The Company recorded in the statement of income the depreciation of the fixed assets fair market value in the amount of R$41,155, in other operating expenses in the parent company and in cost of goods sold in the consolidated statement of income.

The business combination with Sadia is under consideration by the appreciation of the Administrative Council for Economic Defense (“CADE”). On July 7, 2009, the Company and Sadia’s management signed the Agreement for the Preservation of the Operation Reversibility (“APRO”) whose objective is to guarantee the reversibility of the operation until the final decision is granted by CADE, through measurements that allow the maintenance of competition during the evaluation of the competitive effects of the operation. The results of Sadia have been consolidated since the acquisition date.

 Pág: 20

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

On June 29, 2009, the European Communities Commission (the European antitrust authority) approved the transaction.

On September 19, 2009, CADE authorized the coordination of foreign market activities of the companies related to the fresh meat operations.

On January 20, 2010, CADE authorized the Company and its subsidiary Sadia to jointly operate the following transactions: purchase of fresh beef meat, the commercialization of any type of fresh meat in Brazil and abroad, and the negotiations for the acquisition of raw material and services.

As issued in the material fact of June, 30 2010, the Department for Economic Monitoring (“SEAE”), of the Department of the Treasury, issued an opinion that recommends the approval, with some constraints, of the corporate operation involving BRF and its subsidiary Sadia. The SEAE suggested two alternatives that may be adopted or not by CADE.

In connection with Sadia business combination, the Company completed a primary offering with the issuance of 115,000,000 new shares plus additional allotment of 17,250,000 as described in note 17.

c)    Corporate reorganization

Since 2006, the Company has been pursuing its growth plan, based on the acquisition of several other companies and entering into new business.

As a result of these acquisitions, the Company has grown and diversified its business, increasing its market share in chicken and pork meats and entering into the milk, margarine and beef market.

A list of the acquired companies is set forth below:

		Acquisition
Company	Activity	year	Status
Sadia S.A.	Meat/margarines	2009	Wholly-owned subsidiary
Eleva Alimentos	Dairy / meat	2008	Merged on 4.30.08
Cotochés	Dairy	2008	Merged on 12.31.08
Plusfood	Meat	2008	Wholly-owned subsidiary
Batávia S.A.	Dairy	2006/2007	Merged on 12.31.08
Paraíso Agroindustrial	Meat	2007	Merged on 8.01.07
Ava Comércio e Represent.	Margarines	2007	Merged on 8.01.07
Sino dos Alpes	Meat	2007	Wholly-owned subsidiary
Mary Loize	Meat	2005	Merged on 12.31.08
Incubatório Paraíso	Meat	2005	Merged on 7.03.06

Pág: 21

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

As part of the growth process, the Company went through a comprehensive corporate reorganization of its corporate structure and business, which focused on the company’s business sustainability through the simplification of its corporate structure and the reduction of its operational costs, taxes and financing costs, and a rationalization of its operational activities.

As a result of the corporate reorganization process that began in 2008 described above, the following changes occurred in the nine-month period ended September 30, 2010:

a)    On February 26, 2010, the merger of wholly-owned subsidiaries HFF Participações S.A. and Avipal Nordeste S.A. was approved.

b)    On March 31, 2010, the wholly-owned subsidiary Plusfood Constanta SRL sold common shares for EUR10 thousand.

2.    BASIS OF PREPARATION AND PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The Consolidated and Parent Company quarterly information were prepared in accordance to  the accounting practices adopted in Brazil, which comprise the statutory regulation, pronouncements, orientations and interpretations issued by the Accounting Pronouncements Committee  (“CPC”) and the regulation issued by the Brazilian Exchange Commission  (“CVM”) applicable as of December 31, 2009.

During 2009, the CPC issued several accounting pronouncements, interpretations and orientations, approved by CVM and by the Federal Accounting Council (“CFC”) afterwards, with compulsory adoption starting from 2010, comprising the financial statements for the year ended December 31, 2009, to be presented for comparative purposes.

The CVM, through the Deliberation No.603/09, allowed the public companies to present the 2010 quarterly information according to the accounting practices applicable as of December 31, 2009.

 Pág: 22

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

The Company’s management is in evaluation process of the possible impacts as a result of the adoption of the new pronouncements and, therefore, is presenting the September 30, 2010 quarterly information according to the accounting practices applicable as of December 31, 2009. The evaluation process involves the review of internal controls, information technology systems, and others. Up to the present date, such evaluation is not advanced enough to allow the measurement of the possible effects of the adoption of the new accounting pronouncements. According to management assessment the main pronouncements, orientations and interpretation, issued by the CPC that may impact the Company’s financial statements from the fiscal year to be ended on December 31, 2010, are the following:

•        CPC 15 Business combination, approved by the CVM Deliberation No.580/09;

•        CPC 16 Inventories, approved by the CVM Deliberation No.575/09;

•        CPC 20 Loans and financing costs, approved by the CVM Deliberation No.577/09;

•        CPC 21 Interim financial statements, approved by the CVM Deliberation No.581/09;

•        CPC 22 Segment Reporting, approved by the CVM Deliberation No.582/09;

•        CPC 23 Accounting policies, changes in estimate e correction of error, approved by the CVM Deliberation No.592/09;

•        CPC 26 Presentation of Financial Statements approved by the CVM Deliberation No.595/09

•        CPC 27 Property, plant and equipment, approved by the CVM Deliberation No. 583/09;

•        CPC 29 Biological assets and agriculture produce, approved by the CVM Deliberation No. 596/09;

•        CPC 32 Income taxes, approved by the CVM Deliberation No. 599/09;

•        CPC 33 Employees benefits, approved by the CVM Deliberation No. 600/09;

•        CPC 37 First-time Adoption of International Financial Reporting Standards, approved by the CVM Deliberation No. 609/09;

 Pág: 23

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

•        CPC 41 Earnings per Share , approved by the CVM Deliberation No. 636/10;

•        CPC 43 First time adoption technical pronouncements CPC 15 to 40, approved by the CVM Deliberation No. 610/09;

•        ICPC 09 Separate financial statements;

•        ICPC 10 Clarifications about CPC 27 and CPC 28; and

•        ICPC 12 Changes in liabilities due to deactivation, refurbishment and other similar liabilities.

The Company must restate the quarterly information considering the adoption of the new pronouncements until the filing of the annual financial statements.

The authorization of these quarterly information conclusion occurred during the Board meeting on November 12, 2010.

3.    SUMMARY OF MAIN ACCOUNTING PRACTICES

a)  Consolidation: includes the Company’s financial statements and the financial statements of the directly and indirectly held subsidiaries where the Company has control. All intercompany transactions were eliminated upon consolidation, including the unrealized profits net of income taxes. The interest of non-controlling shareholders is recorded separately in the consolidated financial statements.

In the preparation of the consolidated financial statements, the Company applied CVM Deliberation No. 534/08, which approved on January 29, 2008, the technical pronouncement CPC 02 - Effects of Change in Foreign Exchange Rates and Translation of Financial Statements. According to this deliberation, the following criteria must be applied to the consolidation of subsidiaries abroad:

•         Functional and presentation currency: the financial statements of each subsidiary included in the consolidation must be prepared using the currency of the primary economic environment in which it operates. All foreign subsidiaries adopted the Brazilian Real as their functional currency except for Plusfood Groep B.V. and its subsidiaries whose functional currency is the Euro;

Pág: 24

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

•         Consolidated subsidiaries: the financial statements of foreign subsidiaries are translated to Reais according to its functional currency and according to the following criteria:

•        Assets and liabilities accounts are translated based on the closing exchange rate at year end.

•        Statement of income accounts are translated based on the monthly average rate of each month.

The other investments are recorded at acquisition cost less provision for losses, when applicable.

•         Exchange rate variation: losses arising from exchange rate variation on investments in foreign subsidiaries, whose functional currency is Brazilian Real,  in the amount of R$64,596 as of September 30, 2010 (R$229,358 as of September 30, 2009) are recorded in the financial income and expenses account in the statement of income (note 21). The exchange rate variation related to the interest in the wholly-owned subsidiary Plusfood Groep B.V. and its subsidiaries, whose functional currency is Euro was recorded in equity evaluation adjustments, in shareholders’ equity.

According to CVM Instruction No. 408/04 the wholly-owned subsidiary Sadia consolidated the financial statement of the investment fund Concórdia Foreign Investment Fund Class A, in which currently it is the only corporate shareholder (restricted fund). The purpose of the investment fund is to concentrate the subsidiaries investment portfolio abroad allowing Sadia to outsource the administrative responsibilities.

The accounting practices were applied through all the consolidated companies, and are consistent to the rules applied to the parent company.

b)  Cash and cash equivalents: include cash balances, bank accounts and highly liquid temporary cash investments with original maturities of less than 90 days (note 4). Cash investments, by its nature, are already measured at fair value through the statement of income.

c)  Marketable securities: are financial assets mainly represented by public and private fixed income securities (note 5). Its classification and recording is made based on the purposes for which it was acquired, as follows:

•         Trading securities - purchased for the purpose of sale or repurchase in the short term, such assets are first booked at fair value and the related variations, as well as monetary and exchange rate variations, when applicable, are recorded directly in the statement of income as financial income or expense;

12/11/2010 21:18:32                                                                                                         Pág: 25

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

•         Held to maturity - if the Company has the positive intent and ability to hold the financial assets to maturity, these assets are recorded at their acquisition cost and the interest and monetary variation, when applicable, are recognized in the statement of income, when incurred, as financial income or expense; and

•         Available for sale - includes all financial assets that do not qualify for categories above. These assets are initially measured at fair value and changes in fair value are recorded to shareholders’ equity, under equity evaluation adjustments while unrealized net of tax. Interest and monetary variation are recognized in the statement of income, when incurred, as financial income or expense.

d)   Adjustment to present value: the Company and its subsidiaries calculated the adjustments to present value on the outstanding balances of the following accounts: trade accounts receivable, other assets, trade accounts payable and other liabilities. The Company adopts the weighted average cost of financial funding (domestic and foreign markets) to measure the present value of assets and liabilities which correspond to a rate of 6.33% per year (6.20% per year as of June 30, 2010). The wholly-owned subsidiary Sadia measured and recorded the adjustment to present value of accounts receivable at a rate based on each operation which corresponds to 4.5% per month and to suppliers at a rate of 100% of Interbank Deposit Certificate (“CDI”).

e)  Trade accounts receivable: recorded at the invoice amount adjusted to the present value when applicable, net of allowance for doubtful accounts. The allowance for doubtful accounts for domestic customers is calculated based on the risk analysis, which considers the estimated realization and takes into consideration the historical losses of trade accounts receivable. For foreign customers, the analysis is performed on an individual customer basis. The Company has a policy in place for credit limits and, generally, does not request collateral from its customers. In the event of default, efforts for collection are made, including direct contact with customers and the use of outside collection agencies. If these efforts are not enough, legal action is considered, the accounts are reclassified to non-current accounts receivable and an allowance for doubtful accounts is recorded (note 6).

f)   Inventories: stated at average acquisition or formation costs, not exceeding market or realizable value. The cost of finished goods comprises acquired raw materials, labor, production, freights and storage costs, which are related to the acquisition and inventory production. Provision for obsolescence, lower of cost or market adjustments, deterioration and slow moving products are established when appropriate. Regular production losses are recorded to cost of goods sold, while the abnormal losses, if any, are recorded as operating expenses (note 7).

 Pág: 26

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

g)  Property, plant and equipment: stated at cost of acquisition or construction. In accordance with CVM Deliberation No. 193/96 and CVM Release No. 01/07, the Company has capitalized interest incurred when financing the construction of certain fixed assets. Depreciation is calculated using the straight-line method, based on the weighted average rates and depletion based on the actual utilization, and recorded to the statement of income (note 11).

Breeding stock is recorded as property, plant and equipment and during the formation period of approximately six months, the cost of labor, feed and medication. After the formation period, the breeding stock is depreciated during the breeding cycle, based on the estimated number of eggs and offspring, over a period of fifteen months for poultry and thirty months for hogs.

The Laws No. 11,638/07 and No. 11,941/09 requires property, plant and equipment to be tested for impairment whenever there is evidence of loss in their recoverable amount. In October 2009, the Company has analyzed its property, plant and equipment for impairment and has not identified losses to be recorded for realizable amounts lower than the carrying values.

As required by the CVM Deliberation No. 565/08, the Company reviewed and adjusted the criteria used to determine the estimated economic useful lives of property, plant and equipment and related depreciation, depletion and amortization rates. The Company recorded the change in estimate as of December 31, 2009 based on the registered fixed assets on January 1, 2009 (note 11). The financial statement of the first nine-months of 2009 does not includes this adjust, if the change were retroactive, the depreciation expense should be decreased in approximately in R$112,794.

h)  Intangible: are non-monetary without physical substance, are separable and arise from contractual or other legal rights. The Company recorded as intangibles the goodwill based on the expected profitability, which represents the difference between the purchase price and the net assets carrying amount at the acquisition date. The goodwill generated based on the expected profitability was amortized over the extension and proportion of the expected results up to 10 (ten) years until December 31, 2008 and from January 1, 2009 it is no longer amortized, but tested annually for impairment as required by CVM Deliberation No. 527/07 (note 12).

Pág: 27

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

Goodwill is annually tested for impairment in consolidated bases, how the chief operating decision-maker reviews the total assets of the Company and during the current quarter, did not occurred any events that would require the anticipation of this assessment expected to be made in the last quarter of 2010.

i)    Deferred charges: consist mainly of costs incurred during development, construction and implementation of projects that will generate benefits for more than one period. Deferred charges are amortized over the estimated period during which these projects contribute to the Company’s results (note 13) and from January 1, 2009 capitalization of deferred charges is no longer allowed and remaining deferred charges shall be tested for impairment whenever there is evidence of loss as determined by CVM Deliberation No. 527/07.

j)    Income taxes and social contributions: in Brazil these are the corporate income tax (“IRPJ”) and the social contribution on net income (“CSLL”), which are calculated based on taxable income in accordance with legislation and current tax rates (15% plus additional 10% to IRPJ and 9% to CSLL). Net operating tax losses can be used to offset but are limited to 30% of taxable income – per year – and negative calculation basis of the CSLL.

Results from subsidiaries abroad are subject to taxation in their respective countries, according to local tax rates and regulations (note 9).

Deferred income tax assets and liabilities are represented by the income tax loss carry forwards and negative calculation basis of social contribution, as well as the impacts of temporary differences between the tax and accounting basis. Deferred income tax and social contribution assets and liabilities were recorded in current or non-current assets or liabilities according to their expected realization periods. When it is more likely than not that deferred tax assets will not be utilized in the future, a valuation allowance is recorded.

k)  Provisions for contingencies: a provision is recognized when, based on the opinion of management’s internal and external legal advisors, it is determined that losses on a judicial or administrative lawsuit are probable and the amount of loss can be reasonably estimated. Provisions for contingencies are presented on the balance sheet net of the related judicial deposits (note 16a).

l)    Leases: lease transactions that substantially transfer all the risks and rewards related to the ownership of an asset are classified as a finance lease; otherwise it is classified as an operating lease.

Finance lease contracts are recognized as property, plant and equipment with corresponding liabilities in the balance sheet at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, plus initial direct costs incurred in the transaction. The amounts recorded as property, plant and equipment are depreciated and the related liabilities accrue interest that is charged as expense during the contract period.

Pág: 28

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

Operating leases are recognized as an expense over the contract period (note 15).

m)Derivative financial liabilities measured at fair value: these instruments are actively trade on organized markets, and their fair value is determined based on market values at the balance sheet date. Initial measurement of these financial liabilities is made at their fair value, and they are classified as loans. Changes in fair value are recorded to income under financial income or expense, except for instruments that are designated as hedges.

Hedge transactions are financial instruments used to protect exposure to risk or to modify the characteristics of financial assets and liabilities, unrecognized firm commitments, highly probable transactions or net investments in operations abroad. These instruments have the following characteristics: (i) highly correlated with regard to changes in their market value related to the market value of the item that is being protected, both at the beginning and over the term of the contract (effectiveness among 80% and 125%); (ii) documentation of the transaction, the risk being hedged, the risk management process and the methodology used in assessing the effectiveness of the hedge must exist; and (iii) to be considered effective in reducing the risk associated with exposure. Hedges are recorded in accordance with CVM Deliberation No. 566/08, which permits the use of hedge accounting and the recording of the measurement of the hedge against shareholders’ equity. The Company applied hedge accounting for its hedge operations which met the criteria described above (note 20 f).

n)  Actuarial assets and liabilities over employees’ benefits: the Company and its subsidiaries recognize actuarial assets and liabilities related to benefits granted to employees in accordance with the criteria set forth by CVM Deliberation No. 371/00. Actuarial gains and losses are recognized as income or expense based on the actuarial report.

The contributions made by the sponsors are recognized as expenses during the year (note 24).

o)  Share-based payment: the Company adopted CVM Deliberation No.562/08 related to stock-based payments, recording as an expense, on a linear basis, the fair value of the granted options during the period provided by the plan, counterpart the shareholders’ equity and/or liabilities (note 18).

 Pág: 29

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

p)  Determination of income: income and expenses are recognized based on the accrual basis of accounting.

q)  Revenue recognition: the Company recognizes revenue when ownership and risks related to the products are transferred to the customer, the sales price is fixed and determinable, when persuasive evidence of the sales transaction exists and when collectability is reasonably assured. Revenue is not recognized if there are significant uncertainties as to its realization.

Additionally, the Company and its subsidiaries have incentive programs, which are recorded as sales deductions or sales expenses, according to their nature. These programs include discounts to customers due to performance of sales based on volumes and for marketing actions in the sales channel.

r)   Management and employees profit sharing: employees are entitled to profit sharing when certain goals are achieved, and management is entitled to profit sharing based on statutory provisions and approval of the Board of Directors. The amount is accrued in the period in which it is earned (note 19).

s)  Shipping and handling costs: costs incurred related to goods not yet sold are recognized as prepaid expenses and charged as selling expenses upon the actual delivery of the goods to the customer, and revenue is recognized. The shipping and handling costs amounted to R$1,395,820 (R$1,050,442 as of September 30, 2009).

t)    Advertising and sales promotion costs: are recognized when incurred and amounted to R$221,953 (R$166,127 as of September 30, 2009).

u)  Research and development (“R&D”): consist mainly of internal research and development costs of new products and are recognized in the statement of income when incurred. The total of R&D amounted to R$14,903 (R$12,333 as of September 30, 2009).

v)  Earnings per share: calculated based on common shares outstanding at the balance sheet date.

w) Environmental costs: costs related to compliance with environmental regulations are considered as cost of production or capitalized when incurred. Based on management’s analysis, the current provision for environmental costs recorded is sufficient to cover these costs.

Pág: 30

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

x)  Subsidies and tax incentives: the Company has ICMS subsidies for investments granted by the Santa Catarina, Goiás, Pernambuco, Mato Grosso, São Paulo, Minas Gerais, Bahia and Federal District state governments. These tax incentives are related to construction of facilities, employment and social and economic development in these states. These tax incentives are recorded directly to the statement of income under other operating expense. If the subsidies and tax incentives result in future obligations, they are recognized based on the initial fair value and recognized in the statement of income when the obligations are accomplished in exchange for donation/subsidies receipts.

The wholly-owned subsidiary Sadia received land located in the State of Pernambuco as a government grant, whose fair value as of September 30, 2010 is R$4,066. The grant is linked to the construction of a production facility, jobs generation and economic and social development in the region. In compliance to the CVM Deliberation No. 555/08 the land fair value, obtained through evaluation with regional brokerages, was recorded in fixed asset with a counterpart in other non-current liabilities. The value of the land will be recorded in the statement of income offsetting the depreciation of the production facility.

y)  Translation of assets and liabilities in foreign currency: as mentioned in item (a) above, assets and liabilities balances of foreign subsidiaries are translated into Reais based on the exchange rate used on the closing date of the balance sheets, and all statement of income accounts are translated based on average monthly rates.

The Brazilian Real exchange rates to the currencies described below on the closing date of the balance sheets were as follows:

Final rates	09.30.10	09.30.09	06.30.10
U.S.Dollar (US$)	1.6942	1.7781	1.8015
Euro (€)	2.3104	2.6011	2.2043
Pound (£)	2.6619	2.8422	2.6929

Average rates
U.S.Dollar (US$)	1.7803	1.8198	1.7965
Euro (€)	2.3417	2.6525	2.3832
Pound (£)	2.7302	2.9692	2.7387

z)  Accounting estimates: in the preparation of the consolidated financial statements, the Company establishes certain estimates that affect values of the assets and liabilities in the balance sheet, and the values of revenues, costs and expenditures in the statement of income. Although these estimates are based on management’s best knowledge, the actual results can differ from the estimates. The Company reviews the assumptions adopted for its accounting estimates, at least quarterly.

Pág: 31

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

aa) Comparability of explanatory notes: in order to fully comply with CVM disclosure requirements, the Company reclassified on September 30, 2009 quarterly information previously issued, reclassification of canceled sales between gross sales and sales deductions.

               Pág: 32

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

4.    CASH AND CASH EQUIVALENTS

	Average rate	Parent Company			Consolidated
	p.y.	09.30.10	06.30.10	09.30.10	06.30.10
Cash and bank accounts:
U.S. Dollar	-	3,919	100	85,567	49,780
Brazilian Reais	-	28,128	22,381	37,632	33,342
Euro	-	-	-	291	729
Others	-	-	-	3,012	1,779
		32,047	22,481	126,502	85,630

Marketable Securities:
In Brazilian Reais :
Exclusive fund	10.51%	10,412	9,153	10,412	9,153
		10,412	9,153	10,412	9,153

In U.S. Dollar :
Deposit account	0.14%	8,868	9,064	294,708	248,969
Time deposits	1.28%	171,735	137,857	1,572,445	1,174,820
Overnight	0.07%	7,583	20,480	46,603	130,643
In Euros :
Deposit account	0.14%	-	-	72,466	74,916
Time deposits	0.38%	-	-	57,762	110,239
Overnight	0.25%	-	-	1,723	4,938
Other Currencies
Deposit account	0.05%	-	-	4,574	5,300
		188,186	167,401	2,050,281	1,749,825
		230,645	199,035	2,187,195	1,844,608

The investments in foreign currency refer mainly to overnight and time deposit, and bear interest at a pre-fixed rate.

                     Pág: 33

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

5.    MARKETABLE SECURITIES

				Average
		WATM		interest	Parent Company		Consolidated
	Due date	(*)	Currency	rate p.y.%	09.30.10	06.30.10	09.30.10	06.30.10
Available for sale:
Bank deposit certificate	01/2011 to 05/2021	-	R$	10.16%	-	-	155,004	48,274
Investment funds	-	-	R$	10.12%	-	-	43,257	102,759
Exclusive investment funds	-	-	US$	-	-	-	46,004	50,601
Brazilian treasury notes	08/2011 to 07/2014	2.60	US$	10.26%	-	-	64,206	60,333
Debentures	02/2011 to 09/2012	1.30	-	10.73%	-	-	116,922	-
Shares	-	-	R$	-	1,594	1,770	1,594	1,770
Brazilian treasury certificates	02/2020 to 03/2020	9.50	R$	12.00%	-	-	57,149	54,546
Brazilian financial treasury bill	06/2010 to 03/2014	-	-	(**)	-	-	51,614	162,265
					1,594	1,770	535,750	480,548

Trading securities:
Brazilian financial treasury notes	09/2013 to 09/2016	4.58	R$	10.16%	-	423,075	-	423,075
Bank deposit certificate	02/2011 to 08/2015	1.36	R$	10.81%	635,763	868,152	638,618	870,038
					635,763	1,291,227	638,618	1,293,113

Held to maturity:
Capitalization equity	10/2010	0.09	R$	5.19%	27	27	27	27
Credit linked notes	12/2013	3.29	US$	5.03%	-	-	169,465	180,200
					27	27	169,492	180,227
Total					637,384	1,293,024	1,343,860	1,953,888

Total current					637,384	1,293,024	872,808	1,385,927
Total noncurrent					-	-	471,052	567,961

(*)  Weighted average maturity term in years.

(**) See information below.

At September 30, 2010, the due date of the non-current marketable securities in the consolidated financial statements is set forth below:

Due Date	Consolidated
2011	213,699
2012	136,749
2013	198,157
2014	58,809
2015 onwards	77,337
Total	471,052

Bank deposit certificate (“CDB”) investments are denominated in Brazilian Reais and bear interest of 98% to 104% of the interbank deposit certificate (“CDI”).

     Pág: 34

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

Brazilian treasury notes investments are determined in Reais and bear interest at a weighted average pre and post fixed rates. The Brazilian treasury notes bear interest at the Special System for Settlement and Custody (“SELIC”) rate.

On September 30, 2010, of the total of investments, R$20,000 were given as guarantees for U.S. Dollars and live cattle future contracts in the Future and Commodities Exchange (“BM&F”). On June 30, 2009, guarantees amounted R$36,070 (as disclosure in note 20k).

The credit linked notes are a structured transaction with first class financial institutions that bear regular interest (Libor + spread) and correspond to a credit note that considers the Company’s risk.

The foreign currency investment funds have structured transaction with first class financial institutions that bear regular interest (Libor + spread) and correspond to a credit note that considers Brazil and Sadia’s risks.

The investment fund portfolio in foreign currency is set forth below:

Consolidated
09.30.10
Structured notes	43,824
Money market	2,195
Subtotal	46,019
Other assets	(15)
46,004

    Pág: 35

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

6.    TRADE ACCOUNTS RECEIVABLE

	Parent Company		Consolidated
Current	09.30.10	06.30.10	09.30.10	06.30.10
Domestic trade accounts receivable	749,319	738,052	1,297,433	955,315
Domestic related parties	17,766	11,670	2,266	5,023
Foreign trade accounts receivable	72,094	69,900	973,136	1,204,079
Foreign related parties	257,465	300,053	-	-
(-) Adjustment to present value	(2,648)	(2,480)	(11,479)	(7,236)
(-) Allowance for doubtful accounts	(17,101)	(17,045)	(24,949)	(26,431)
	1,076,895	1,100,150	2,236,407	2,130,750
Non-current
Domestic trade accounts receivable	36,533	43,967	37,634	44,135
Foreign trade accounts receivable	450	479	15,579	12,883
(-) Adjustment to present value	(945)	(992)	(945)	(992)
(-) Allowance for doubtful accounts	(23,125)	(28,713)	(39,353)	(41,285)
	12,913	14,741	12,915	14,741

The changes in the allowance for doubtful accounts are as follows:

	Parent Company		Consolidated
	09.30.10	06.30.10	09.30.10	06.30.10
Beginning balance	45,758	44,843	67,716	67,690
Exchange rate variation	(29)	10	(36)	(1)
Provisions	3,564	4,030	3,730	4,221
Increase due to business combination	-	-	2,572	1,022
Reversion	-	-	(601)	(2,087)
Write-offs	(9,067)	(3,125)	(9,079)	(3,129)
Ending balance	40,226	45,758	64,302	67,716

The aging list of the accounts receivable is as follows:

	Parent Company		Consolidated
	09.30.10	06.30.10	09.30.10	06.30.10
Amounts receivable	1,075,818	1,087,631	2,136,862	1,944,812
Overdue:
01 to 60 days	16,348	27,456	118,338	196,168
61 to 120 days	1,195	3,176	6,634	7,188
121 to 180 days	3,463	3,031	5,520	8,431
181 to 360 days	5,583	4,339	10,884	13,546
Over 360 days	31,220	38,488	47,810	51,290
(-) Adjustment to present value	(3,593)	(3,472)	(12,424)	(8,228)
(-) Allowance for doubtful accounts	(40,226)	(45,758)	(64,302)	(67,716)
	1,089,808	1,114,891	2,249,322	2,145,491

  Pág: 36

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

Sadia S.A. closed the assignment operation of receivables in the domestic market at Credit Assignment Investment Fund ("FDIC"), administered by Concordia SA Brokerage Securities and Commodities Exchange.

For the sale of domestic receivables, during the nine-month period ended September 30, 2010, the wholly-owned subsidiary Sadia received R$3,138,100 (R$3,324,000 at September 30, 2009) and incurred financial expense in the amount of R$18,767 (R$23,300 at September 30, 2009).

For the remaining domestic receivables, the wholly-owned subsidiary Sadia maintains a credit insurance policy that guarantees the collection of 85% of the uncollected customer balances which have approved credit limit, and up to R$100.

No individual customer accounted for more than 5% of the total revenue for the period ended September 30, 2010.

7.    INVENTORIES

	Parent Company		Consolidated
	09.30.10	06.30.10	09.30.10	06.30.10
Finished goods	467,106	492,918	1,248,234	1,207,956
Goods for resale	2,902	1,515	13,916	18,396
Livestock for slaughtering	383,292	389,031	791,896	820,215
Work-in-process	49,038	52,691	115,325	114,630
Raw materials	117,042	101,478	485,948	426,213
Packing materials	37,414	36,203	88,782	85,360
Secondary materials	50,845	56,413	51,841	57,300
Warehouse	68,972	67,121	112,119	106,650
Goods in transit	-	882	37,699	9,595
Imports in transit	12,913	14,111	17,539	16,746
Advances to suppliers	1,999	2,032	2,220	41,376
(-) Allowance for inventories losses	(13,504)	(24,939)	(24,688)	(63,290)
(-) Allowance for obsolescence	(1,124)	(725)	(3,943)	(3,515)
	1,176,895	1,188,731	2,936,888	2,837,632

       Pág: 37

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

The changes in the allowance for inventories losses and obsolescence accounts are as follows:

	Parent Company

	06.30.10	Additions	Reversal	09.30.10
Allowance for inventories losses	(24,939)	(481)	11,916	(13,504)
Allowance for obsolescence	(725)	(473)	74	(1,124)
	(25,664)	(954)	11,990	(14,628)

	Consolidated

	06.30.10	Additions	Reversal	09.30.10
Allowance for inventories losses (a)	(63,290)	(1,061)	39,663	(24,688)
Allowance for obsolescence	(3,515)	(502)	74	(3,943)
	(66,805)	(1,563)	39,737	(28,631)

(a)  Decrease based on sales of inventories and prices increases on external market.

8.    RECOVERABLE TAXES

	Parent Company		Consolidated
	09.30.10	06.30.10	09.30.10	06.30.10
State ICMS (VAT)	264,224	245,869	656,474	634,818
Withholding Iincome tax and social contribution	197,200	181,941	214,711	204,463
PIS and COFINS (Federal Taxes to Fund Social Programs)	465,415	453,591	593,754	617,449
Import Duty	201	95	9,540	12,565
IPI (Federal VAT)	3,287	3,567	56,543	47,171
Others	831	831	4,678	3,340
(-) Allowance for losses	(22,015)	(22,014)	(90,169)	(81,482)
	909,143	863,880	1,445,531	1,438,324

Current	443,217	404,999	792,367	802,049
Non-current	465,926	458,881	653,164	636,275

a) ICMS - Tax on distribution of goods and services (Value Added Tax - VAT):

Credits are generated by exports, reduced tax rates in the domestic market and by investments in property, plant and equipment. The Company accumulates tax credits which are offset against tax payable generated by the sales in the domestic market or transfers to third parties.

     Pág: 38

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

The Company has R$21,230 of ICMS credits in the state of Mato Grosso do Sul and believes that the realization of such credits are doubtful and, therefore, recorded a provision for the full amount within non-current assets.

The wholly-owned subsidiary Sadia has ICMS and IPI credits in the states of Paraná, Santa Catarina, Minas Gerais and Rio Grande do Sul. Based on the Company’s estimate, considering the probability of realization of these credits, a provision for losses was recorded in the amount R$53,416 (R$50,802 as of June 30, 2010) for ICMS credits and R$12,172  (R$8,666 as of June 30, 2010) for IPI credits for PIS/COFINS credits, R$2,567 initially accumulated during the third quarter.

b) Withholding income tax and social contribution:

Correspond to withholding taxes on investments and on interest on shareholder’s equity received by the parent company, as well as anticipation of income tax and social contribution as required by Brazilian tax laws, realizable when offset against federal taxes payable.

c) PIS and COFINS:

PIS and COFINS arising from  primarily resulted from raw material acquisitions used in exported products, or products sold at 0% tax rate (such as UHT milk and pasteurized milk) and sales in the free tax zone of Manaus. The utilization of these credits can be made by offsetting taxable sales in the domestic market, with other federal taxes or reimbursement.

For the PIS and COFINS credits, the Company is taking judicial measures trying to accelerate the reimbursement process, which is currently under inspection.

The Company’s management is analyzing alternatives that would allow the utilization of the credits and there is no expectation of losses on the realization of those credits.

     Pág: 39

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

9.    INCOME TAX AND SOCIAL CONTRIBUTION

a)     Deferred income tax and social contribution composition:

	Parent company		Consolidated
	09.30.10	06.30.10	09.30.10	06.30.10
Asset:
Tax loss carry forwards (corporate income tax)	192,297	201,783	603,077	631,515
Negative calculation base (social contribution)	72,069	75,445	225,729	235,476
Temporary differences:
Provisions for contingencies	56,785	57,115	135,119	133,292
Provision for doubtful accounts	3,266	3,141	5,135	7,999
Provision for attorney's fees	4,476	4,873	7,748	8,145
Provision for tax credits realization	7,485	7,485	30,658	39,752
Employees’ profit sharing	10,652	13,451	10,821	13,451
Provision for inventories	4,974	8,726	4,974	8,976
Provision for freight and sales commissions	9,309	8,991	9,309	8,991
Employees’ benefits plan	9,502	9,502	62,081	60,551
Amortization of fair value of business combination	24,974	19,115	24,974	23,738
Unrealized losses on derivatives	3,002	4,009	3,002	4,009
Unrealized losses on inventories	-	-	2,750	3,700
Adjustments relating to the transition tax regime	35,262	37,226	36,953	37,226
Other temporary differences	21,283	20,106	69,649	44,585
	455,336	470,968	1,231,979	1,261,406

Current assets	106,198	112,388	132,799	136,780
Non-current assets	349,138	358,580	1,099,180	1,124,626

	Parent company		Consolidated
	09.30.10	06.30.10	09.30.10	06.30.10
Liabilities:
Depreciation on rural activities	476	490	82,146	89,254
Profit from foreign subsidiaries	-	-	1,931	435
Provision for interest - Law 12.149 - art. 25	-	-	5,857	5,773
Adjustments relating to the transition tax regime	193,002	166,406	304,620	261,682
Unrealized gains on derivatives	21,434	9,913	21,434	9,913
Other temporary differences	2,050	2,014	5,752	4,805
	216,962	178,823	421,740	371,862

Current liabilities	25,406	13,829	56,578	41,171
Non-current liabilities	191,556	164,994	365,162	330,691

b)     Estimated time of realization:

The Company considers that deferred tax assets resulting from temporary differences will be realized at the proportion to the final solution of the related to provisions for contingencies and settlement of payment of the projected obligations related to employee benefits.

       Pág: 40

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

The deferred tax assets originating from net operating losses and negative basis of social contribution are expected to be realized as set forth below:

Consolidated
Year	Value
2010	46,929
2011	61,593
2012	72,009
2013	87,236
2014	98,454
2015 onwards	462,585
828,806

c)     Income and social contribution taxes reconciliation:

	Parent company		Consolidated
	09.30.10	09.30.09	09.30.10	09.30.09
Income before taxes and participations	331,513	104,283	513,247	287,930
Nominal tax rate	34%	34%	34%	34%
Tax expense at nominal rate	(112,714)	(35,456)	(174,504)	(150,974)
Adjustment of taxes and contributions on:
Participation of employees’	8,122	-	8,607	2,409
Interest on shareholders’ equity	18,088	-	18,088	-
Equity interest in income of associated company	143,901	(25,778)	(17,085)	(22,794)
Tax incentives	-	194	131	200
Grant and subsidies for investments	2,604	-	9,535	3,710
Losses with financial operations	-	-	-	(1,167)
Resultados das empresas no exterior	-	-	43,462	29,307
Participation on nondeductible results	(968)	-	(3,520)	-
Share based compensation	(1,022)	-	(143)	-
Provision for interest - Law 12.149 - art. 25	-	-	(5,857)	-
Exchange rate fluctuation on investments abroad	-	-	(3,379)	(1,555)
Hedge Accounting adjustments	-	(1,341)	-	(1,341)
Income tax and social contribution on goodwill	-	50,577	-	50,577
Difference of tax rates on foreign earnings from
subsidiaries abroad	-	-	8,324	52,733
Write-off of deferred income tax and social contribution (a)
	-	-	(3,790)	(132,036)
Other adjustments	8,328	1,752	7,441	12
	66,339	(10,052)	(112,690)	(170,919)

Current income tax	2,728	(16,830)	(87,306)	(60,371)
Deferred income tax	63,611	6,778	(25,384)	(110,548)

(a) Due to the merger of its wholly-owned subsidiaries Avipal Nordeste S.A. and Perdigão Agroindustrial S.A., the Company recorded a loss of R$3,790 on March 31, 2010 and R$132,036 on March 9, 2009, related to deferred tax assets (net operating losses and negative base of social contribution).

    Pág: 41

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

The taxable income, current and deferred income tax from subsidiaries abroad is presented below:

	Consolidated
	09.30.10	06.30.10
Pre-tax book income from foreign subsidiaries	57,220	73,186
Current income taxes of subsidiaries abroad	(8,352)	(7,424)
Deferred income taxes of subsidiaries abroad	(1,342)	(461)

The Brazilian tax returns are subject to tax authority’s review for five years after the date of the tax return filing.  The Company may have to pay additional tax, fine and interest due to these reviews. Subsidiaries abroad are subject to taxation in their respective countries, according to local rates and regulations.

10. INVESTMENTS

a)  Investments in subsidiaries – Parent Company

	PSA Labor. Veter. Ltda.	PDF Participações Ltda.	Perdigão Trading S.A .	Alimentos Ltda.	H F F Participações S.A .	Sadia S.A .	Avipal Nordeste S.A .	VIP S.A . Empr. E Particip. Imob.
a) Interest on 09.30.10
Interest (%)	88.00%	1.00%	100.00%	50.00%	-	100.00%	-	100.00%
Total shares and quotas	5,463,850	1,000	100,000	1,000	-	683,000,000	-	10,177,028
Shares and quotas owned	4,808,188	10	100,000	500	-	683,000,000	-	10,177,028

b) Subsidiaries information on 09.30.10
Paid-in capital	5,564	1	100	1	-	5,073,817	-	26,235
Shareholders’ equity	10,701	1	1,845	8,904	-	4,027,364	-	35,081
Income of the period	1,067	-	675	8,903	-	411,158	-	8,231
c) Investments on 09.30.10
Interest on 12.31.09	407	-	1,170	4,003	233,357	2,702,143	1,767,156	23,830
Equity interest in income of
associated company	312	-	675	4,452	31,251	379,907	18,695	8,231
Equity evaluation adjustments	-	-	-	-	-	-	-	-
Capital increase	8,710	-	-	-	-	813,816	-	3,020
Business combination	-	-	-	-	-	(118,978)	-	-
Dividends and interest on
shareholders' equity	-	-	-	(4,003)	-	-	-	-
M erger	-	-	-	-	(264,608)	250,476	(1,785,851)	-
Balance as o f 09.30.10	9,429	-	1,845	4,452	-	4,027,364	-	35,081

     Pág: 42

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

	Avipal	Avipal
	Centro-	Cons-	Establec.	Crossban	Perdigão	Total
	Oeste	trutora	Levino	Holdings	Export
	S.A .	S.A .	Zaccardy	GmbH	Ltd.	09.30.10	06.30.10
a) Interest on 09.30.10
Interest (%)	100.00%	100.00%	90.00%	100.00%	100.00%	-	-
Total shares and quotas	6,963,854	445,362	100	1	1	-	-
Shares and quotas owned	6,963,854	445,362	90	1	1	-	-

b) Subsidiaries information on 09.30.10
Paid-in capital	5,972	445	92	4,383	17	-	-
Shareholders’ equity	263	50	341	882,745	-	-	-
Income of the period	2	2	(75)	52,055	-	-	-
c) Investments on 09.30.10
Interest on 12.31.09	261	49	234	910,430	-	5,643,040	5,643,040
Equity interest in income of associated
company	2	2	(325)	52,059	-	495,261	394,854
Gain/losses on exchange rate variation	-	-	139	(72,107)	-	(71,968)	(114,776)
Equity evaluation adjustments	-	-	-	(3,473)	-	(3,473)	(4,310)
Capital increase	-	-	-	-	-	825,546	725,446
Business combination	-	-	-	-	-	(118,978)	(118,978)
Dividends and interest on shareholders'
equity	-	-	-	-	-	(4,003)	(4,003)
M erger	-	-	-	-	-	(1,799,983)	(1,799,983)
Balance as of 09.30.10	263	51	48	886,909	-	4,965,442	4,721,290

b)  Investments breakdown:

	Parent Company		Consolidated
	09.30.10	06.30.10	09.30.10	06.30.10
Investments in affiliatted company	4,965,442	4,721,290	15,091	12,970
Goodwill on business combination (note 1b)	3,594,467	3,594,467	-	-
Amortization of fair value of business combination assets	(73,452)	(56,222)	-	-
Advance for future capital increase	-	-	6,975	-
Other investments	834	834	1,044	1,026
	8,487,291	8,260,369	23,110	13,996

On June 30, 2009, the Company and Unilever Brasil, quotaholders of UP! Alimentos Ltda. (“UP”) entered into an amendment to the quotaholders agreement. Quotaholders agreed to amend certain governance rules of the partnership, resulting in Unilever Brasil obtaining additional rights and obligations. Thus, despite of the fact that the Company maintained an interest of 50% in UP, it no longer has joint control of the investee and as a consequence started to measure the investment under the equity method accounting abandoning proportional consolidation method.

   Pág: 43

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

11. PROPERTY, PLANT AND EQUIPMENT

	Parent Company
	09.30.10					06.30.10

	Annual weighted average deprec. rate (%)	Cost	Accumulated depreciation	Deliberation CVM n°565/08 adjustment (b)	Residual Value	Residual Value

Lands	-	151,325	-	-	151,325	152,902
Buildings and improvements	3.45	1,610,904	(502,598)	32,894	1,141,200	1,131,005
Machinery and equipment	6.32	2,276,552	(1,118,012)	147,222	1,305,762	1,306,484
Installations	3.57	283,855	(110,320)	23,746	197,281	197,881
Furniture	6.25	45,161	(24,420)	4,043	24,784	24,713
Vehicles	14.29	18,234	(11,946)	1,652	7,940	9,123
Forests and reforestations	3.00	101,199	(24,288)	-	76,911	73,602
Breeding stock (a)	-	205,430	(54,954)	-	150,476	150,214
Other	-	-	-	-	-	-
Construction in progress	-	180,844	-	-	180,844	122,548
Advances to suppliers	-	3,372	-	-	3,372	4,793
		4,876,876	(1,846,538)	209,557	3,239,895	3,173,265

(a)  Depreciated based on the poultry breeding cycle (15 months) and hog breeding cycle (30 months).

(b)  The accumulated value of the adjustments of CVM Deliberation No. 565/06 includes the impact of the year ended in 2009 and for the nine-month period ended September 30, 2010.

	Consolidated
	09.30.10						06.30.10
	Annual weighted average deprec. rate (%)	Cost	Business combination (c)	Accumulated depreciation	Deliberation CVM n°565/08 adjustment (b)	Residual Value	Residual Value

Lands	-	681,606	-	-	-	681,606	675,857
Buildings and improvements
	3.01	4,569,492	-	(1,043,046)	13,120	3,539,566	3,478,403
Machinery and equipment	5.40	5,186,680	(7,391)	(2,117,785)	215,803	3,277,307	3,295,435
Installations	3.41	1,278,905	-	(388,782)	56,700	946,823	952,402
Furniture	5.78	79,363	-	(44,895)	5,440	39,908	39,968
Vehicles and aircraft	14.43	28,593	-	(17,375)	1,482	12,700	13,726
Forests and reforestations	3.00	159,655	-	(31,528)	-	128,127	126,457
Breeding stock (a)	-	512,848	-	(144,854)	-	367,994	375,484
Other	-	634	-	(123)	1,118	1,629	3,680
Construction in progress	-	359,770	-	-	-	359,770	270,667
Advances to suppliers	-	26,970	-	-	-	26,970	25,790
		12,884,516	(7,391)	(3,788,388)	293,663	9,382,400	9,257,869

(a)  Depreciated based on the poultry breeding cycle (15 months) and hog breeding cycle (30 months).

(b)  The accumulated value of the adjustments of CVM Deliberation No. 565/06 includes the impact of the year ended in 2009 and for the nine-month period ended September 30, 2010.

  Pág: 44

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

(c) The adjustment refers mainly to changes in the fair value evaluation of property, plant and equipment acquired through the business combination with Sadia. The changes arise from the issuance of the final appraisal report on the three-month ended June 30, 2009.

The property, plant and equipment assets cost rollforward is as follows:

	Consolidated
	Balance as of 06.30.10	Additions	Leases	Write-offs ( b)	Transfers (c)	Gains and losses	Exchange rate variation	Balance as of 09.30.10
Lands	675,857	14,511	-	(9,145)	358	25	-	681,606
Buildings and improvements	4,480,071	2,074	-	(8,366)	94,560	470	683	4,569,492
Machinery and equipment	5,182,766	3,928	(444)	(53,050)	44,164	2,367	(442)	5,179,289
Installations	1,278,480	172	-	(2,444)	2,694	3	-	1,278,905
Furniture	78,042	762	-	(1,743)	1,878	246	178	79,363
Vehicles and aircraft	30,007	291	-	(1,072)	(620)	(13)	-	28,593
Forests and reforestations	155,497	2,560	-	(2,448)	4,046	-	-	159,655
Other	2,918	-	-	-	(2,284)	-	-	634
Breeding stock	504,893	85,675	-	(77,720)	-	-	-	512,848
Construction in progress (a)	270,667	192,218	-	(612)	(102,786)	283	-	359,770
Advances to suppliers	25,790	7,941	-	-	(6,761)	-	-	26,970
	12,684,988	310,132	(444)	(156,600)	35,249	3,381	419	12,877,125

(a)  Refers mainly to: (i) expansion of the Três de Maio powder milk plant (R$45,679); (ii) expansion of capacity of poultry slaughtering in Serafina Correa and Carambei plants (R$29,662); (iii) investment in the Campos Novos plant (R$58,022); (iv) improvements in the distribution center of Rio Verde (R$9,906); (v) expansion of slaughtering plant in Lajeado (R$9,672); and  (vi) in the wholly-subsidiary Sadia, the construction in progress totalized R$177,382, and is represented by: expansion projects and optimization of industrial plants, mainly in Lucas do Rio Verde and Vitória do Santo Antão plants (R$94,442).

(b)  The fixed assets written-off are mainly composed of: (i) loss of goods of Rio Verde that were sent for repair and not recovered (R$ 10,054); (ii) disposal of the Granja Capitão (R$ 8,817); (iii) disposal of land in Guarapuava (R$ 90), (iv) results of inventory in the former Eleva (R$ 22,328) and (v) write-off of breeding stock in the parent company (R$ 43,238) and its subsidiary Sadia (R$ 34,482).

(c)  The balance is primarily concerned about the transfer of the housing estate of Lucas do Rio Verde that were classified as assets held for sale and were returned to the fixed asset (R$ 45,092).

During the nine-month period ended September 30, 2010, the Company capitalized interests in the amount of R$14,106 (R$18,457 as of September 30, 2009) related to construction in progress.

  Pág: 45

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

12. INTANGIBLE

The intangible balance is comprised of the following items:

	Parent Company
	09.30.10	06.30.10
Software	48,125	25,912
Trademarks and patents	3,098	3,098
Goodwill - Eleva Alimentos	1,273,324	1,273,324
Goodwill - Batávia	133,163	133,163
Goodwill - Ava (margarine business)	49,368	49,368
Goodwill - Cotochés	39,590	39,590
Goodwill - Paraíso Agroindustrial	16,751	16,751
Goodwill - Perdigão Mato Grosso	7,636	7,636
Goodwill - Incubatório Paraíso	656	656
	1,571,711	1,549,498

		Consolidated
	09.30.10	06.30.10
Software	88,386	74,079
Trademarks and patents	3,643	3,680
Goodwill - Sadia (note 1b)	1,536,478	1,536,478
Goodwill - Eleva Alimentos	1,273,324	1,273,324
Goodwill - Batávia	133,163	133,163
Goodwill - Ava (margarine business)	49,368	49,368
Goodwill - Cotochés	39,590	39,590
Goodwill - Avicola Industrial Buriti Alegre Ltda.	35,311	35,311
Goodwill - Big Foods Industria de Produtos Alimentícios Ltda.	24,096	24,096
Goodwill - Paraíso Agroindustrial	16,751	16,751
Goodwill - Plusfood	15,159	14,465
Goodwill - Empresa Matogrossense de Alimentos Ltda.	8,054	8,054
Goodwill - Excelsior Alimentos S.A.	8,051	8,051
Goodwill - Perdigão Mato Grosso	7,636	7,636
Goodwill - Sino dos Alpes	4,050	4,050
Goodwill - Incubatório Paraíso	656	656
	3,243,716	3,228,752

   Pág: 46

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

The intangible assets rollforward is as follows:

	Consolidated
	Balance as					Gains and	Balance as
	of 06.30.10	Additions	Amortiza-tion	Transfers (a)	Write-offs	Losses	of 09.30.10
Softwares	74,079	18,966	(11,728)	7,369	(210)	(90)	88,386
Trademarks and patentes	3,680	-	-	-	-	(37)	3,643
Goodwill - Sadia (note 1b)	1,536,478	-	-	-	-	-	1,536,478
Goodwill - Eleva Alimentos	1,273,324	-	-	-	-	-	1,273,324
Goodwill - Batávia	133,163	-	-	-	-	-	133,163
Goodwill - Ava (margarine business)	49,368	-	-	-	-	-	49,368
Goodwill - Cotochés	39,590	-	-	-	-	-	39,590
Goodwill - Avicola Industrial Buriti Alegre Ltda.	35,311	-	-	-	-	-	35,311
Goodwill - Big Foods Ind. de Produtos Alim. Ltda.	24,096	-	-	-	-	-	24,096
Goodwill - Paraíso Agroindustrial	16,751	-	-	-	-	-	16,751
Goodwill - Plusfood	14,465	-	-	-	-	694	15,159
Goodwill - Empresa Matogrossense de Alim.Ltda.	8,054	-	-	-	-	-	8,054
Goodwill - Excelsior Alimentos S.A.	8,051	-	-	-	-	-	8,051
Goodwill - Perdigão Mato Grosso	7,636	-	-	-	-	-	7,636
Goodwill - Sino dos Alpes	4,050	-	-	-	-	-	4,050
Goodwill - Incubatório Paraíso	656	-	-	-	-	-	656
	3,228,752	18,966	(11,728)	7,369	(210)	567	3,243,716

(a)  Refers to the reclassification of fixed assets in progress (software) for the intangible.

The goodwill set forth above is based on the expected profitability, based by appraisal report, after allocation in assets identified. From January 1, 2009, goodwill is no longer amortized, but tested annually for impairment as required by CVM Deliberation No. 527/07. The Company’s annual test for impairment of goodwill is the last quarter of each fiscal year. During the period ended September 30, 2010, the Company did not identify any events that would require the anticipation of this assessment.

13. DEFERRED CHARGES

	Parent Company
	Annual weighted	09.30.10			06.30.10
	average amort.	Costs	Amorti-
	rate (%)	value	zation	Net Value	Net Value
Pre-operating expenses	16	125,718	(61,589)	64,129	67,269
Software development	20	73,072	(32,829)	40,243	43,842
Reorganization expenses	20	45,196	(42,479)	2,717	4,291
		243,986	(136,897)	107,089	115,402

  Pág: 47

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

	Consolidated
		09.30.10					06.30.10
	Annual weighted			Exchange
	average amort.		Amorti-	rate	Write-
	rate (%)	Costs value	zation	Variation	offs	Net Value	Net Value
Pre-operating expenses (a)	17	205,059	(93,929)	-	(548)	110,582	117,926
Software development (b)	20	75,304	(33,572)	(109)	-	41,623	45,422
Reorganization expenses (c)	20	73,850	(67,778)	-	-	6,072	8,920
		354,213	(195,279)	(109)	(548)	158,277	172,268

a)   Refers substantially to the projects related to the Mineiros, Bom Conselho and Lucas of Rio Verde plants.

b)   Refers substantially to the projects related to the adequacy of the systems and controls of the acquired companies.

c)   The reorganization expenses relate to the Projeto CSC (Shared Services Center), Perdigão Total Service Project and deployment of Sadia’s service center in the city of Curitiba.

14. LOANS AND FINANCING

				Parent Company
		Weighted
	Charges	average rate	WATM
	(% p.y.)	(p.y.)	(*)	Current	Noncurrent	09.30.10	06.30.10
Local currency (R$)
Working capital	6.73%(6.73% at 06.30.10)	6.73%(6.73%at 06.30.10)	0.5	401,269	1,601	402,870	421,037

FINEM - BNDES	TJLP / FIXED RATE + 2.83% (TJLP / FIXED RATE + 2.84%at 06.30.10)	8.24%(8.77%at 06.30.10)	2.1	157,771	393,361	551,132	590,915

Credit Line	TJLP / CDI + 4.42% (TJLP / CDI + 4.42%at 06.30.10)	10.42%(10.42%at 06.30.10)	1.8	38,870	348,805	387,675	387,611

Tax Incentive and Others	IGPM / FIXED RATE + 1.72%(IGPM / FIXED RATE + 1%at 06.30.10)	2.39%(1.09%at 06.30.10)	9.0	8	15,311	15,319	6,557
Total local currency				597,918	759,078	1,356,996	1,406,120

Foreign currency
Credit lines (US$)	LIBOR / FIXED RATE / CDI + 2.91%(LIBOR / FIXED RATE / CDI + 1.89%at 06.30.10) + e.r. (US$ and other currencies)	3.37%(2.64%at 06.30.10) + e.r. (US$ and other currencies)	1.8	169,384	671,320	840,704	929,204

FINEM - BNDES (US$ and other currencies)	UM BNDES + 2.48% (UM BNDES + 2.48%at 06.30.10) + e.r. (US$ and other currencies)	6.62%(6.77%at 06.30.10) + e.r. (US$ and other currencies)	1.9	18,051	39,922	57,973	66,173

Derivative net balance	%CDI vs e.r. (US$ and other currencies)	-	1.4	16,771	-	16,771	58,448

Total foreign currency				204,206	711,242	915,448	1,053,825

Total debt				802,124	1,470,320	2,272,444	2,459,945

 (*) Weighted average maturity term in years.

   Pág: 48

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

				Consolidated
		Weighted
	Charges	average rate	WATM
	(% p.y.)	(p.y.)	(*)	Current	Noncurrent	09.30.10	06.30.10
Local Currency (R$)

Working capital	6.74%(6.74%at 06.30.10)	6.78%(6.78%at 06.30.10)	0.4	853,906	1,601	855,507	842,955

FINEM - BNDES	TJLP / FIXED RATE +6.44% (TJLP / FIXED RATE +6.44%at 06.30.10)	9.03%(9.03%at 06.30.10)	7.5	435,465	1,562,861	1,998,326	1,953,737

Credit Lines	TJLP / CDI +4.42% (TJLP / CDI +4.42% at 06.30.10)	10.12%(10.42%at 06.30.10)	1.8	38,870	348,805	387,675	387,611

Tax incentive and others	IGPM / FIXED RATE +2.84% (IGPM / FIXED RATE +3.39%at 06.30.10)	2.08%(2.15%at 06.30.10)	8.0	8	17,697	17,705	8,933

Total local currency				1,328,249	1,930,964	3,259,213	3,193,236

Foreign currency
Bonds	7.25%(7.26%at 06.30.2010)	7.26%(7.26%at 06.30.10)	9.2	26,345	1,674,941	1,701,286	1,824,709

Credit lines (US$)	LIBOR / FIXED RATE / CDI +2.10% (LIBOR / FIXED RATE / CDI +1.78% at 06.30.10) +e.r. (US$ and other currencies)	2.47%(2.51%at 06.30.10) +e.r. (US$ and other currencies)	2.0	510,901	1,689,714	2,200,615	2,482,280

FINEM - BNDES (US$ and other currencies)	UM BNDES +5.29% (UM BNDES +5.26% at 06.30.10) +e.r. (US$ and other currencies)	6.79%(6.77.%at 06.30.10) +e.r. (US$ and other currencies)	3.7	60,294	147,700	207,994	236,766

Derivative net balance	%CDI vs e.r. (US$ and other currencies) (%CDI vs e.r. (US$ and other currencies) at 06.30.10)	%CDI vs e.r. (US$ and other currencies) (%CDI vs e.r. (US$ and other currencies) at 06.30.10)	1.3	11,937	-	11,937	57,666

Total foreign currency				609,477	3,512,355	4,121,832	4,601,421

Total debt				1,937,726	5,443,319	7,381,045	7,794,657

(*)  Weighted average maturity term in years.

Working capital facilities:

Rural credit financing: The Company and its subsidiaries entered into rural credit loans with several commercial banks, under a Brazilian federal government program that offers loans as an incentive to invest in rural activities. We generally use the proceeds of these loans for working capital.

PROCER – BNDES facilities: Through the PROCER, BNDES provides working capital credit lines to help Brazilian agribusiness and agricultural companies.

  Pág: 49

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

Industrial credit notes: We issued industrial credit notes (“Cédulas de Crédito Industrial”), receiving credits from official funds, the Fund for Worker Support (“Fundo de Amparo ao Trabalhador”) and the Constitutional Fund for Financing in the Midwest (“Fundo Constitucional de Financiamento de Centro-Oeste”). The notes have maturity dates of up to five years, with final maturities on various dates from 2010 and 2014. These titles are secured by pledge of machinery and equipment and real estate mortgages.

BNDES FINEM, other secured debt and development bank credit lines:

The Company and its subsidiaries have a number of outstanding obligations to BNDES. The loans from BNDES were used to finance purchases of machinery and equipment and construction, improvement or expansion of our production facilities. Principal and interest on the loans in FINEM modality are payable monthly, with final maturities on various dates from 2010 to 2015 are secured by pledge of machinery and equipment and real estate mortgages. The loans are indexed by the UMBNDES basket of currencies, which are the currencies in which BNDES borrows, and reflects the daily exchange rate fluctuation of the currencies in that basket.

PESA: Sadia has a loan facility obtained through the Special Sanitation Program for Agroindustrial Assets (“Programa Especial de Saneamento de Ativos”), subject to the variation of the IGPM plus interest of 9.89% per year, secured by endorsements and pledges of public debt securities.

Tax incentive financing programs:

State tax incentive financing programs: Under these programs, we are granted credit proportional to the payment of ICMS tax generated by investments in the construction or expansion of manufacturing facilities in these states. The credit facilities have a 20-year term and fixed or variable interest rates based on the IGPM plus a margin.

Trade-related facilities:

Pre-export facilities: The indebtedness under these facilities is generally denominated in U.S. Dollars, with maturities on various dates from 2010 to 2013. Lines of credit for pre-payment of export are indexed to the LIBOR (“London Interbank Offered Rate”) of six and three months plus a spread. Under each of these facilities, the Company receives loans secured by the accounts receivable relating to exports of our products to specific customers. The facilities are generally guaranteed by BRF - Brasil Foods S.A.. The principal covenants under these agreements include limitations on liens, mergers and, in certain cases, financial covenants.

   Pág: 50

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

Trade-related facilities: The indebtedness under these facilities is denominated in U.S. Dollars, and maturities vary from one to four years. Trade-related facilities bear interest at LIBOR plus a margin, payable quarterly, semiannually and annually. Under each of these facilities, the Company receives a loan the proceeds of which are used to import raw materials and for other working capital needs. The facilities are generally guaranteed by BRF - Brasil Foods S.A. The principal covenants under these agreements include limitations on mergers and sales of assets.

BNDES facilities – Exim: The Company has some credit lines provided by BNDES to finance exports with several commercial banks acting as intermediaries. Such funds are indexed to TJLP and mature on 2012. Settlement occurs in local currency without the risk associated with exchange rate variation.

Advances on exchange contracts: These advances on export contracts (“ACC’s”) are liabilities with commercial banks, such principal is settlement  through the exports of products, in accordance with the shipments, and which interest is paid at the exchange settlement dates and guaranteed by the exported products. After the Company delivers the export documents to the funding banks, these liabilities are denominated advances on exchange contracts delivered (“ACE’s”) and are recognized as paid only when the foreign customer has made full payment. Central Bank regulations allow companies to obtain short-term financing under ACC’s due within 360 days from the scheduled shipment date of export goods or short-term financing under ACE’s due within 180 days from the actual shipment date of export goods, in each case from Brazilian banks, but denominated in U.S. Dollars. On September 30, 2010, the Company had not any ACC’s and ACE’s outstanding contract.

Bonds:

BFF notes: On January 28, 2010, BFF International Limited issued senior notes in the aggregate amount of US$750,000. The bonds are guaranteed by BRF and Sadia, bear an interest rate of 7.25% per year and mature on January 28, 2020.

Sadia bonds: In the total amount of US$250,000 as of March 31, 2010 under bonds issued by Sadia. The bonds are guaranteed by BRF, bear an interest rate of 6.88% per year and mature on May 24, 2017.

Debentures: The Company issued 81,950 fully paid-up simple debentures, totally  paid between June 30, 1998 and November 21, 2000, to the BNDES at the nominal unit value of R$1 (one Real), with a redemption period from June 15, 2001 to June 15, 2010; up to June 06, 2010 the total amount of debentures had been redeemed.

     Pág: 51

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

The maturity schedule is as follows:

	Parent Company	Consolidated
Current	802,124	1,937,726
2011	179,766	446,217
2012	887,104	2,067,265
2013	307,056	683,936
2014	45,994	199,629
2015 to 2044	50,400	2,046,272
	2,272,444	7,381,045

a) Garantees:

	Parent Company	Consolidated
Total Debt	2,272,444	7,381,045
Mortgages guarantees:	597,681	1,750,010
Related to FINEM-BNDES	539,205	1,526,006
Linked to FNE-BNB	-	165,528
Related to tax incentives and other	58,476	58,476
Statutory lien on assets purchased with financing:	11,256	11,701
Related to FINEM-BNDES	11,200	11,200
Related to FINAME-BNDES	-	445
Related to tax incentives and other	56	56

The subsidiary Sadia is guarantor of loan obtained by Instituto Sadia de Sustentabilidade from the BNDES. The loan aims to finance the installation of digesters in the properties of the farmers involved in the integration system of Sadia, with the objective to implement clean development mechanisms and reduction of carbon gas emission. The amount of these guarantees as of September 30, 2010 totaled R$82,433 (R$81,295 as of June 30, 2010).

The subsidiary Sadia offered as warranty an industrial property in the city of Concordia, Santa Catarina state, as a guarantee of the recovery procedure received from the Federal Revenue Service, questioning the compensation in prior years of R$ 74,000 of IPI premium credit to federal taxes. Management and its advisors consider such unfounded charges and seeking to safeguard their rights, the company has filled an injunction before the courts in order to suspend said collection.

b) Commitments:

In the normal course of business, the Company enters into certain contracts with third parties for the purpose to acquire raw materials, especially corn, soybean and hogs. On September 30, 2010, firm commitments under these agreements, amounted to R$806,091 in the parent company and R$2,248,030 in the consolidated (R$744,049 in the parent company and R$2,197,359 in the consolidated as of June 30, 2010).

   Pág: 52

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

c) Covenants:

The Company has export prepayment loans agreements in foreign currency that have financial covenants. If the Company is not in compliance with those covenants, the maturity dates of these loans can be accelerated. As of September 30, 2010, the Company was in compliance with all such covenants.

		Principal
Restrictive covenants (indicators to be achieved)	Indicators	Value
Net debt to shareholders’ equity ratio less than 1.5	0.3	296,485
Net debt to EBTIDA ratio less than 3.5	1.9	296,485
Lower current liquidity of 1.1	1.9	22,589
Total liabilities minus shareholders’ equity / shareholders’ equity equal or less than 2.2.	0.8	22,589

15. LEASES

The Company entered into several contracts, which are classified as either operating or financial leases.

a) Operating leases:

The future minimum lease payments for non-cancellable operating leases, in total and for each of the following periods, are presented below:

	Parent Company		Consolidated
	09.30.10	06.30.10	09.30.10	06.30.10
2010	12,065	22,410	56,317	89,311
2011	35,712	36,246	138,441	122,872
2012	30,610	31,630	93,139	88,106
2013	24,629	24,540	24,636	24,546
2014	16,240	15,229	16,240	15,229
2015 onwards	11,439	10,953	11,439	10,953
	130,695	141,008	340,212	351,018

Operating leases payments are recognized as expense and totaled R$138,529 as of September 30, 2010 (R$134,047 as of September 30, 2009).

b)  Financial leases:

12/11/2010 21:18:32                                                                                                         Pág: 53

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

The Company maintains control of the leased assets and recognizes them as equipment and machinery in property, plant and equipment, and the related balances are as follows:

	Consolidated
	09.30.10	06.30.10
Cost	15,228	14,771
Accumulated depreciation (*)	(7,981)	(7,080)
Residual	7,247	7,691

(*) The leased assets are depreciated in accordance with the rates in the note 11 for machinery and equipment, or through the term of the contract, the lower of the two, as determined by the CVM Deliberation No. 554/08.

The mandatory future minimum lease payments recorded as other current and non-current liabilities in the consolidated balance sheet are segregated as follows:

	Parent Company and Consolidated
	Present value of the minimum payments as of 09.30.10	Interests as of 09.30.10	Future minimum payments as of 09.30.10	Present value of the minimum payments as of 06.30.10	Interests as of 06.30.10	Future minimum payments as of 06.30.10
2010	1,260	87	1,347	2,398	182	2,580
2011	4,036	292	4,328	3,860	306	4,166
2012	2,103	170	2,273	1,954	162	2,116
2013	560	67	627	468	52	520
2014 onwards	181	36	217	77	13	90
	8,140	652	8,792	8,757	715	9,472

16. CONTINGENCIES

The Company and its subsidiaries are involved in certain legal proceedings arising from the regular course of business, which include civil, administrative, tax, social insurance and labor lawsuits.

The Company classifies the risk of adverse sentences in the legal suits as “remote”, “possible” or “probable”. The provisions recorded by the Company in its consolidated financial statements relating to such proceedings fairly reflects the probable losses as determined by the Company’s management, based on legal advice and for which the amount of probable losses is known or can be reasonably estimated.

The Company is involved in some judicial proceedings for which the amount of probable losses is not known or cannot reasonably be estimated, especially in the civil area. The Company, with the assistance of its legal counsel, monitors the course of these claims and the probability of losses was considered possible or remote.

 Pág: 54

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

The Company and its subsidiaries, when requested, make judicial deposits, some of which are not related to specific provisions for contingencies, such consolidated amount as of September 30, 2010,  was R$121,301 (R$100,234 as of June 30, 2010).

The Company’s management believes that the recorded provision for contingencies, net of judicial deposit, based on CVM Deliberation No. 489/05 is enough to cover eventual losses related to its legal proceedings as presented below.

i. Contingencies for probable losses:

The provision for contingencies rollforward is summarized below:

	Parent Company
	Balance 06.30.10	Additions	Reversals	Payments	Price index update	Balance 09.30.10

Tax (i)	125,954	4,751	(8,692)	(2,320)	2,438	122,131
Labor (ii)	35,842	11,010	(5,594)	(7,299)	904	34,863
Civil, commercial and other (iii)	24,864	4,589	(2,428)	(1,479)	1,344	26,890
(-) Judicial deposits	(13,331)	(1,844)	259	-	-	(14,916)
	173,329	18,506	(16,455)	(11,098)	4,686	168,968

	Consolidated
	Balance 06.30.10	Additions	Reversals	Payments	Price index update	Balance 09.30.10

Tax (i)	222,592	4,763	(10,057)	(2,320)	3,613	218,591
Labor (ii)	103,574	11,167	(10,809)	(7,299)	910	97,543
Civil, commercial and other (iii)	94,992	6,287	(2,742)	(1,479)	2,322	99,380
(-) Judicial Deposits (a)	(65,207)	(39,934)	1,500	-	-	(103,641)
	355,951	(17,717)	(22,108)	(11,098)	6,845	311,873

(a) The addition value is mainly related to the subsidiary Sadia in the foreign market with the company Europa Cussion.

(ii) Tax:

 Pág: 55

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

The tax contingencies in consolidated basis, classified as probable losses, mainly involve the following legal proceedings:

Income tax and social contribution:

The subsidiary Sadia has recorded a provision in the amount of R$22,846 (R$22,371 as of June 30, 2010), related to (i) R$15,010 (R$14,719 as of June 30, 2010) relating to a tax assessment notice challenging the computation of Granja Rezende taxable income (merged in 2002); (ii) R$6,271 (R$6,227 as of June 30, 2010) relating to a tax assessment notice alleging undue offsetting of income tax withheld on the Granja Rezende investment; and (iii) R$1,565 (R$1,425 as of June 30, 2010) of other provisions.

CPMF over export revenues:

The Company has recorded a provision for contingency in the amount of R$16,300 (R$18,716 as of June 30, 2010) regarding a judicial proceeding for the non-payment of the provisional contributions on financial activities (“CPMF”) charged on the income from exports, which has not been analyzed by the superior courts. The Company’s lawsuit is in the Third Region Federal Court of Appeals (“TRF”) and the trial appeal is pending.

ICMS:

The Company is principally in disputes over the utilization of credits on materials for consumption, the suits being in the first or second administrative level, as well as in judicial proceedings. The main items refer to the maintenance of credits related to intermediate products used in the productive process, basic basket and extemporaneous credits. The provision amounted to R$32,127 (R$31,108 as of June 30, 2010).

The wholly-owned subsidiary Sadia is defending itself in administrative proceedings regarding ICMS, mainly related to customs clearances, debits arising from accessory obligations and credits on materials used and raw materials. The total provision amounted to R$32,266 (R$33,252 as of June 30, 2010).

PIS and COFINS:

The Company is involved in an administrative proceeding regarding the utilization of credits to offset federal taxes, in the amount of R$36,420 (R$34,888 as of June 30, 2010).

Other tax contingencies:

The subsidiary Sadia recorded other provisions related to the payment of social security contributions, PIS, import duty and other in the amount of R$40,633 (R$40,316 as of June 30, 2010).

  Pág: 56

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

(ii) Labor:

The Company and its subsidiaries are defendant in several labor claims in progress, mainly related to overtime and salary inflation adjustments for periods prior to the introduction of the Brazilian Real, illnesses allegedly contracted at work and work-related injuries and others. The labor suits are mainly in the first instance, and for the majority of the cases a decision for the dismissal of the pleadings has been granted. None of these suits are individually significant. The Company recorded a provision based on past history of payments. Based on the opinion of the Company’s management and its legal counsel, the provision is sufficient to cover probable losses.

(iii) Civil, commercial and other:

Civil contingencies are mainly related to lawsuits referring to traffic accidents, moral and property damage, physical casualties and others. The civil actions are mostly in the lower courts, in the evidentiary phase, depending on confirmation or absence of the Company’s guilt.

ii. Contingencies and possible losses:

The Company is involved in other tax, civil, labor and social security contingencies, for which losses have been assessed as possible, based on the analysis of Company management and its legal counsel.

The tax contingencies amounted to R$3,207,976 (R$3,034,294 as of June 30, 2010), and refers, mainly, to the following subjects:

Profits earned abroad:

On October 3, 2008, the wholly-owned subsidiary Perdigão Agroindustrial S.A. (merged on March 9, 2009) was assessed by the Internal Revenue Service which alleges the lack of collection of income tax and social contribution on profits earned by subsidiaries established abroad in 2003 and 2004, in the total amount of R$160,162 (R$158,828 as of June 30, 2010). The probability of loss related to this case has been assessed as possible based on the fact that the subsidiary abroad is subject to full taxation in the country in which it is based and this determination is protected by the treaty signed between Brazil and Austria to avoid double taxation. A temporary favorable decision was granted to the Company, thus the estimated outcome is still considered possible.

ICMS:

  Pág: 57

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

The Company is discussing ongoing judicial cases related to ICMS credits of products with a reduced tax burden, in the amount of R$330,845 (R$275,421 as of June 30, 2010); utilization of deemed credits in the amount of R$10,608 (R$10,342 as of June 30, 2010); benefits granted by certain states in the amount of R$1,010,576 (R$949,575 as of June 30, 2010) and R$537,478 (R$515,298 as of June 30, 2010) related to other issues.

PIS/COFINS on the payment of interest on shareholders’ equity:

Company is pleading a claim for nonpayment of PIS and COFINS on the payment of interest on shareholders’ equity with respect to the years from 2002 to 2008 for PIS and for the years from 2004 to 2008 for COFINS at the amount of R$43,212 as of September 30, 2010 (R$42,512 as of June 30, 2010). The Brazilian courts have not yet addressed the subject. Based on analysis of the Company’s management, and its legal counsel, the loss is classified as possible, and no provision has been recorded.

IPI Credit Premium:

The subsidiary Sadia is a defendant in a tax foreclosure in the amount of R$380,607 (R$376,594 as of June 30, 2010), related to the compensation of IPI premium credit with federal tributes. The subsidiary utilized the credit based on the final and non appealable decision.

Other tax contingencies:

The subsidiary Sadia has other ongoing judicial cases in the amount of R$466,275 (R$460,012 as of June 30, 2010) related to social security contributions of R$119,878 (R$118,968 as of June 30, 2010), income tax and social contribution and withholding income tax of R$115,805 (R$142,875 as of June 30, 2010), PIS and COFINS of R$102,722 (R$111,600 as of June 30, 2010), IPI in the amount of R$54,216 (R$53,519 as of June 30, 2010) and other in the amount of R$33,654 (R$33,050 as of June 30, 2010).

Civil lawsuits

As of September 30, 2010, the subsidiary Sadia has other civil contingencies in the amount of R$86,465 (R$88,351 as of June 30, 2010) which were evaluated as possible losses by the Company’s management and legal advisors, and, therefore, no provision was recorded.

The subsidiary Sadia and some of its current and former executives were nominated as defendant in five class actions suits arising from investors of American Depositary Receipts (“ADR’s”) issued by Sadia and acquired between April 30, 2008 and September 26, 2008 (Class Period). These claims were filed in the Southern District of New York court in the United States of America, seeking remediation in accordance with Securities Exchange Act of 1934 arising from losses on foreign exchange derivative contracts. By order of the American court, the five class actions suits were consolidated into a single case (class action) on behalf of the Sadia’s investors group. Considering the current stage of the action it is not possible to determine the probability of loss and the related amount and, therefore, no provision was recorded.

 Pág: 58

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

17. SHAREHOLDERS’ EQUITY

a)   Capital stock

On July 8, 2009, the Company’ shareholders approved a capital increase from R$3,445,043 to R$4,927,933, through the issuance of 37,637,557 common shares for a price of R$39.40 (thirty nine Reais and forty cents) per common share, all of which were subscribed by means of an exchange for 226,395,405 common shares issued by HFF.

On July 27, 2009, the Board of Directors approved a capital increase through the issuance of 115,000,000 common shares without par value, including American Depositary Shares (“ADS’s”) represented by ADR’s for the price of R$40.00 (forty Reais) per common share, totaling R$4,600,000.

On August 18, 2009, the Company’ shareholders approved in an extraordinary shareholders general meeting a capital increase through the issuance of 59,390,963 common shares for a price of R$39.32 (thirty nine Reais and thirty two cents) per common share, by means of an exchange for 25,904,595 common shares and 420,650,712 preferred shares issued by Sadia, increasing capital from R$9,527,933 to R$11,863,417.

On August 20, 2009, the Board of Directors approved a capital increase through the issuance of 17,250,000 common shares without par value for the price of R$40.00 (forty Reais) per common share, in the total amount of R$690,000.

On March 31, 2010, the Board of Directors approved a split of shares of the Company at the ratio of 100%, with a issuance of one-for-one of shares currently existing and also promoted a change in the proportion of the ADR’s program, equating the ADR’s to the same proportional basis, thus each 1 (one) share is correspondent to 1 (one) ADR.

On September 30, 2010, the capital of the Company corresponded to the amount of R$12,553,417,953.36 (twelve billion, five hundred and fifty million, four hundred and seventeen thousand, nine hundred fifty three Reais and thirty six cents) represented by 872,473,246 common shares, without par value, considering the split of shares mentioned above. The total share capital in the balance sheet is net of public offering expenses of R$92,947.

 Pág: 59

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

The Company is authorized to increase its capital, without amendment to the bylaws, up to the limit of 1,000,000,000 common shares registered and without par value.

b)   Treasury shares

The Company has 781,172 treasury shares (after the split of shares mentioned above in item (a), acquired in prior fiscal years with funds from profit reserves at an average price of R$0.95 (ninety five real cents) per share, for future sale or cancellation. The decrease in the number of treasury shares arises from the exercise of stock options of Sadia’s executives, as disclosure in note 18.

On July 7, 2010, there was a disposal of the total of 1,507,210 shares by the subsidiary Sadia. Such shares were recorded in Sadia’s financial statements in the subgroup of marketable securities.

c)   Reconciliation of the shareholders’ equity and the income of the period:

	Shareholders’ equity		Statement of income
	09.30.10	06.30.10	09.30.10	06.30.10
Balance in the parent company	13,565,093	13,312,573	373,964	94,231
Unrealized profit and loss on transactions with subsidiaries	(2,804)	(3,132)	(62)	20,471
Treasury shares	-	(25,359)	-	-
Balance in the consolidated	13,562,289	13,284,082	373,902	114,702

18. SHARE-BASED PAYMENT

Company:

On March 30, 2010, the Company’s shareholders approved a share-based payment for the executives of the Company and its subsidiaries, consisting of two instruments: (i) stock option, awarded annually to the beneficiary, and (ii) additional stock option, optional to the beneficiary, who may join through the participation in the profit sharing. The vesting conditions of ownership rights are based on the achievement of effective results and in the increase of the Company’s value.

  Pág: 60

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

The plan includes shares issued by the Company up to the limit of 2% of the total amount of shares, and aims to: (i) attract, retain and motivate beneficiaries; (ii) generate value to shareholders; and (iii) motivate the enterprising vision of the business.

The plan is managed by the Board of Directors, within the limits established in the general policies of the plan and legislation, which are disclosed in detail in the Company’s “Reference Form”.

The exercise price of the options is determined by the Board of Directors, and it is based on the average closing price of share in the last twenty trading days of São Paulo Stock Exchange prior the grant date, monthly adjusted by the variation of the Broad Consumer Price Index (“IPCA”), between the grant date and the previous month to the notice of the exercise of the option by the beneficiary.

The vesting period, during which the participant cannot exercise its rights to purchase shares is 3 years and shall observe the following deadlines of the grant date of the option:

            i.  up to 1/3 of the total amount of options may be exercised after 1 year;

           ii.  up to 2/3 of the total amount of options may be exercised after 2 years; and

         iii.  the totality of options may be exercised after 3 years.

After the vesting period within a maximum period of 5 years from the grant date, the beneficiary will lose the right to convert any options not exercised.

In order to assure the exercise of options, the Company may issue new shares or use its treasury shares.

The composition of the options granted in the period is as follows:

Date			Quantity of	Fair value	Exercise price		Quotation
			granted	of granted	Grant	Adjusted -	Share as
Grant	Start	Final	shares	option	date	IPCA	of 09.30.10
05.03.10	05.02.11	05.02.15	1,540,011	7.77	23.44	23.66	25.75
07.01.10	06.30.11	06.30.15	36,900	7.93	24.75	24.87	25.75

The current weighted average prices of the options is R$23.69 (twenty three Reais and sixty six nine cents) and weighted average remaining contractual term is 56.8 months.

The Company recognized on September 30, 2010, in its shareholders’ equity the fair value of options in the amount of R$3,006 (R$1,185 as of June 30, 2010) with a corresponding expense in the statement of income.

 Pág: 61

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

The fair value of stock options was indirectly measured based on the pricing model Black-Scholes, based on the following premises:

09.30.09

Expected maturity of the option
Exercise in the first year	3.0 years
Exercise in the second year	3.5 years
Exercise in the third year	4.0 years
Risk-free interest rate	6.6%
Volatility	41.0%
Expected dividends over shares	1.1%

Expected term:

The Company’s expected term represents the period in which it is believed that the options are exercised and was determined on the premise that beneficiaries will exercise their options within the limits of maturity.

Risk-free interest rate:

The Company uses as risk-free interest rate, the National Treasury Notes (“NTN-B”) available at the calculation date and with maturity equivalent to the option life.

Volatility:

Estimated volatility takes into account the historic negotiations between the Company and similar companies in the market, considering the unification of Perdigão and Sadia tickers under the ticker BRFS3.

Expected dividends:

The percentage of dividends was calculated based on the average dividends paid per share in relation to the market value of shares, during the last 4 years.

Sadia:

On March 31, 2010, under the association agreement and the Sadia’s share-based payment, the Company’s shareholders approved the migration of the options granted and not exercised before the business combination to a new plan managed by the Company, which will maintain all the characteristics and conditions of the previous plan.

The composition of the options granted and not exercised as of September 30, 2010, is as follows:

	Date			Quantity based on BRF’ shares		Price of shares based on BRF’ shares
Cycle	Granted	Start	Final	Granted options	Outstanding options	Grant date	Adjusted INPC

2006	09.26.06	09.26.09	09.26.11	936,306	262,007	21.35	26.20
2007	09.27.07	09.27.10	09.27.12	1,329,980	658,340	37.70	44.14

  Pág: 62

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

The current weighted average prices of the options is R$36.73 (thirty six Reais and seventy three cents) and weighted average remaining contractual term is 18.2 months.

The wholly-owned subsidiary Sadia recorded under other non-current liabilities on September 30, 2010 the fair value of options in the amount of R$1,099 (R$976 as of June 30, 2010), respectively. The compensation cost was recorded in the statement of income under administrative expense, totaling a reversion of expenses in the amount of R$2,708, as of September 30, 2010.

During the second quarter of 2010, Sadia’s executives exercised the vested right related to the stock options previously granted of 79,800 shares in the total amount of R$1,713, counterparts in treasury shares of R$76 and R$1,637 in capital reserve.

19. EMPLOYEES’ PROFIT SHARING

The Company and its subsidiaries granted to its employees, profit sharing benefits, which are related to previously negotiated performance indicators, as agreed to by all parties from the beginning of the current year. The agreements were approved by the Board of Directors and the related State Union.

20. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)   Overview:

In the ordinary course of business, the Company is exposed to market risks related to fluctuations in interest rates, foreign exchange rates and commodity prices. The Company uses instruments of protection to minimize its exposure to these risks, based on the Financial Risk Management Policy (“Risk Policy”) under the management of the Financial Risk Management Committee, Executive Directors and the Board of Directors.

The Company has implemented policies and procedures to manage such exposures and may enter into instruments of protection, as long as they are approved by the Board of Directors in order to mitigate the impact of these risks. Such policies and procedures include the monitoring Company’s exposure levels to each market risk, the measuring of each risk includes an analysis based on net accounting exposure and a forecast of future cash flows, in addition to the establishment of limits for decision making and use. All instruments entered into by the Company have the purpose of protecting the exchange rate exposure of its debt and cash flow and interest rate exposure.

  Pág: 63

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

The Board of Directors has a fundamental role in the structure of financial risk management as it is responsible for the approval of the Risk Policy and for monitoring the compliance of this policy and checking the framework of the overall limits established. Furthermore, it defines the limits of tolerance to different risks identified as acceptable to the Company on behalf of its shareholders.

The Executive Directors are responsible for assessing the positioning of the Company for each identified risk, according to the guidelines issued by the Board of Directors. Moreover, it is responsible for the approval of: (i) the action plans defined for the alignment of tolerance risk set; (ii) performance indicators to be used in risk management; (iii) the overall limits; and (iv) evaluation of suggestions for improvements in the policy.

The Financial Risk Management Committee is responsible for implementing the Risk Policy. The Committee oversees the process of risk management, plans and verifies the impact of decisions implemented, evaluates and approves hedge alternatives, tracks and monitors the levels of exposure to risk and the compliance with the policy, monitors the performance of the hedging transactions through reports and evaluates stress scenarios to be applied in transactions, cash flow and indebtedness of the Company in accordance with the established policy.

The Risk Policy establishes what strategies must be adopted and the Management, based on limit levels, hires the protection instruments (hedge). The Board of Directors, the Executive Board and the Financing Risk Committee have different limit levels established within the policy.

The Risk Policy does not allow management to enter into leveraged derivatives transactions, and determines that hedging transactions are to be limited up to 2.5% of the Company’s shareholders’ equity.

The transactions are recorded and updated in the operating system, with proper segregation of duties, and validated by the back-office and monitored daily by the financial department.

Considering that the purpose of the transactions is to reduce risks and uncertainties to which the Company is exposed, the results achieved in this period were considered satisfactory.

 Pág: 64

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

As allowed by the CVM Deliberation No. 604/09, the Company applies hedge accounting for its derivative instruments classified as cash flow hedges, as established in its policy of financing risk management. The cash flow hedge is used to protect the exposure over volatility on the cash flow that (i) is related to a specific risk associated with a recognized asset or liability; (ii) a high probable transaction; and (iii) could affect profit and losses.

The purpose of the financial policy is to establish a threshold for the use of financial instruments, to protect the assets and liabilities exposed to exchange rate variation and interest, as well as, establish limits to operate with financial institutions. The policy compliance is under financing, administration and information technology directors’ responsibility.

b)   Interest rate risks management:

Interest rate risk is the risk whereby the Company may incur in economic losses due to adverse changes in interest rates, which may be caused by factors related to crisis of confidence and / or monetary policy change in domestic and foreign markets, etc. This exposure to interest rates risk relates mainly to changes in the market interest rates affecting the Company’s assets and liabilities indexed to LIBOR, TJLP, UMBNDES or to the CDI interest rates in addition to any positions prefixed in any of the indexes above mentioned that may cause unrealized losses and / or realized (early settlement) arising from the determination of fair market value (marking to market).

The Company’s Risk Policy does not restrict the exposure to different interest rates and does not establish limits between pre and post fixed rates.

The primary objectives of the Risk Policy are to minimize the costs of debt service and optimize income from applications and investments. For that, the Company continually monitors the market interest rate with the purpose of evaluating the eventual necessity of entering into derivative transactions to protect itself against the volatility risk of these rates. These operations are characterized primarily by swap exchange rate contracts, which changes a floating rate to a fixed rate and vice-versa, and which were accounted for using hedge accounting by the Company.

The Company seeks to manage a stable relationship with its short and long term debt position, maintaining a higher proportion in the long term. In addition, the Company has floating and fixed interest rate date that in conjunction with the debt positions minimize exposure to risks.

 Pág: 65

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

The debt is indexed, essentially, to the LIBOR, fixed coupon (R$ and U.S. Dollars), TJLP and UMBNDES rates. The occurrence of adverse changes in the market that results in the increase of LIBOR, also increases the cost of capitalized rate debt and, on the other hand, the cost fixed interest rate debt is reduced. The same consideration is also applicable to TJLP.

The Company’s financial assets are principally indexed to the CDI on the domestic market operations and fixed coupon (U.S. Dollars) on the foreign market operations. If an increase in the CDI occurs, the results become favorable while a decrease in the CDI would lead to unfavorable results.

The following table summarizes the changes in interest rates and the impact to the Company:

Interest Risk – Pre-fixed				Interest Risk – Post-fixed
Rate	Exposure	Variation	Impact	Rate	Exposure	Variation	Impact
CDI	Assets	+	-	CDI	Assets	+	+
CDI	Assets	-	+	CDI	Assets	-	-
CDI	Liabilities	+	+	CDI	Liabilities	+	-
CDI	Liabilities	-	-	CDI	Liabilities	-	+
LIBOR/COUPON USD	Assets	+	-	TJLP	Liabilities	+	-
LIBOR/COUPON USD	Assets	-	+	TJLP	Liabilities	-	+
LIBOR/COUPON USD	Liabilities	+	+	LIBOR	Liabilities	+	-
LIBOR/COUPON USD	Liabilities	-	-	LIBOR	Liabilities	-	+

The results obtained with regard to the objectives of the Company related to interest rate exposure were fully achieved in this period.

c)   Exchange risk management:

Exchange rate risk is the risk that changes in foreign currency exchange rates may cause the Company to incur losses, leading to a reduction in assets or an increase in liabilities. The Company’s primary exposures to foreign currency exchange variations are those of the U.S. Dollars, Euro and Sterling Pound against the Real.

The objectives of the Company’s Risk Policy are to hedge its exposure to foreign currencies through balancing its non-Real denominated assets against its non-Real denominated liabilities, in order to protect its balance sheet. Therefore, the Company operates in the over-the-counter (swap) and futures markets (BM&F).  See table below.

The subsidiary Sadia does not have any open derivative positions.

i) Foreign currency exposure balances

Assets and liabilities denominated in foreign currencies are shown below:

Pág: 66

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

	Parent Company		Consolidated
	09.30.10	06.30.10	09.30.10	06.30.10
Cash, cash equivalents and marketable securities	191,891	167,555	2,418,612	2,093,299
Trade accounts receivable – third parties	39,461	37,073	938,683	1,164,829
Receivables from related parties	258,205	-	16,140	-
Contracts for future U.S. dollars	131,068	153,917	131,068	153,917
NDF contracts (a)	-	-	(84,851)	(90,075)
Loans and financing	(915,448)	(995,377)	(4,121,832)	(4,543,755)
Pre-export facilities designated as hedge accounting	832,901	921,968	832,901	921,968
Other operating assets and liabilities, net (b)	(654,882)	(1,064,586)	392,225	21,599
	(116,804)	(779,450)	522,946	(278,218)
Exposure in foreign currency exchange rate in R$	(116,804)	(779,450)	522,946	(278,218)
Exposure in foreign currency exchange rate in US$	(68,944)	(432,667)	17,402	(154,437)

(a) NDF’s offshore not designated as hedge accounting, impacting the statement of income and no impacting shareholders’ equity .

(b)  Refers mainly to the purchase of inventory and trade accounts payable.

The Company’s exposure in the amount of US$17,402, is within the limit established by the Risk Policy.

In addition, the Company’s Risk Policy aims to protect operating income and costs that involve transactions arising from commercial activities, such as estimates of exports and purchases of raw materials. For this, the Company uses protection instruments, approved by the Risk Policy, focusing on the protection of forecasted cash flow denominated in foreign currency.

On September 30, 2010, the Company had non-deliverable forward (“NDF”) operations, put option of U.S. Dollars in the amount of US$390,000, and pre-export facilities  in the amount of US$491,619 designated as hedge accounting (unrealized financial income/expenses impacting shareholders’ equity and affecting the statement of income when realized). On the same date, the Company had the position of EUR163,000 and GBP38,000.

In order to follow the Risk Policy, the Company conducts daily monitoring, through reports issued by the treasury department financial area and validated by the operational support area (back-office), of cash-flow needs and foreign exchange exposure.

ii) Financial instrument balances designated as hedge accounting:

The position of derivatives outstanding as of September 30, 2010 and June 30, 2010 is as follows:

  Pág: 67

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

Consolidated 09.30.10
Instrument	Object of protection	Maturity date	Receiving	Payable	Reference value (notional)	Market Value (1)	Unrealized losses
		From October 2010 to
NDF	Exchange rate	August 2011	R$ 10.46%p.y.	US$	643,796	63,147	3,337
		From October 2010 to
NDF	Exchange rate	August 2011	R$ 10.38%p.y.	EUR	376,595	2,718	2,968
		From October 2010 to
NDF	Exchange rate	August 2011	R$ 10.75%p.y.	GBP	51,821	4,140	565
		From October 2010 to
NDF	Exchange rate	February 2011	R$ 9.20%p.y.	US$	84,851	5,289	154
NDF	Exchange rate	December 2010	US$ 1.67%p.y.	EUR	80,864	(455)	436
Swap	Exchange rate	July 2013	US$ +7%p.y.	76%CDI	56,112	(53)	(25)
		From July 2011to	US$ +LIBOR
Swap	Exchange rate	December 2013	3M +3.83%	97.50%CDI	330,750	(45,155)	(43,224)
		From July 2010 to	US$ +LIBOR
Swap	Interest rate	August 2013	3M +0.50%	US$ +3.96%	83,575	(4,489)	(4,145)
			US$ +LIBOR
Swap	Interest rate	M ay 2012	3M +3.85%	US$ +5.78%	62,787	(1,017)	(917)
		From July 2010 to	US$ +LIBOR
Swap	Interest rate	August 2013	6M +0.80%	US$ +3.77%	838,762	(24,586)	(22,080)
			US$ +LIBOR
Swap	Interest rate	November 2012	12M +0.71%	US$ +3.70%	198,025	(10,228)	(7,458)
		October and
Option contract	Exchange rate	November 2010	-	-	16,942	360	(18)
Future
contracts	Exchange rate	November 2010	US$	R$	131,068	(986)	-
Future		From October to
contracts	Live cattle	December 2010	R$	-	39,636	(262)	-
						(11,577)	(70,407)

  Pág: 68

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

Consolidated 06.30.10
Instrument	Object of protection	Maturity date	Receiving	Payable	Reference value (notional)	Market Value (1)	Unrealized losses
		From July 2010 to
NDF	Exchange rate	M ay 2011	R$ 10.67%p.y.	US$	900,750	18,259	4,673
		From July 2010 to
NDF	Exchange rate	February 2011	R$ 12.33%p.y.	EUR	200,591	15,701	814
		From July 2010 to
NDF	Exchange rate	M arch 2011	R$ 11.75%p.y	GBP	79,441	1,092	408
		From July 2010 to
NDF	Exchange rate	August 2013	R$ 16.83%p.y.	US$	90,075	781	766
Swap	Exchange rate	July 2013	US$ +7%	76%CDI	56,112	843	468
		From July 2011to	US$ +LIBOR
Swap	Exchange rate	December 2013	3M +3.83%	97.50%CDI	330,750	(47,193)	(45,624)
			US$ +LIBOR
Swap	Interest rate	August 2012	3M +0.50%	US$ +3.96%	83,575	(4,977)	(4,617)
		From July 2010 to	US$ +LIBOR
Swap	Interest rate	M ay 2012	3M +3.85%	US$ +5.78%	62,787	(1,042)	(941)
		From July 2012 to	US$ +LIBOR
Swap	Interest rate	August 2013	6M +0.80%	US$ +3.77%	838,762	(30,493)	(23,858)
			US$ +LIBOR
Swap	Interest rate	November 2012	12M +0.71%	US$ +3.70%	198,025	(9,660)	(7,623)
option contract	Exchange rate	July and August 2010	-	-	18,015	221	169
Future
contracts	Exchange rate	August 2010	US$	R$	153,917	(972)	-
Future		From August to
contracts	Live cattle	November 2010	R$	-	41,810	(5)	-
						(57,445)	(75,365)

 (1) The market value methodology adopted by the Company is marked-to-market (“MTM”), which consists of determining the future value based on contracted terms and determining the present value based on market yield rates, obtained from Bloomberg and BM&F.

The Company entered into swap operations, NDF and future contracts with the objective of minimizing the effects of changes in exchange rates and to protect against changes in interest rate and commodities price variations.

The management believes that the results obtained from these derivative transactions are in line with the Risk Policy adopted by the Company.

 Pág: 69

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

d) Gains and losses on derivative financial instruments for equity protection:

The value of gains and losses with unrealized derivative financial instruments has impacted the statement of income and shareholders’ equity, as set forth below:

	Parent Company		Consolidated
	Statement of income	Shareholders’ equity	Statement of income	Shareholders’ equity
Protection derivatives
Exchange rate variation risks	(1,959)	27,115	(1,959)	27,115
Interest risk	(6,637)	(33,683)	(6,637)	(33,683)
Sub total	(8,596)	(6,568)	(8,596)	(6,568)

Trading derivatives
Exchange rate variation risks	(986)	-	3,848	-
Live cattle market risks	(262)	-	(262)	-
Sub total	(1,248)	-	3,586	-
Total	(9,844)	(6,568)	(5,010)	(6,568)

e)  Composition of financial instruments balances by category - except derivatives:

	Parent Company
	Assets			Liabilities
					Loan and
		Trade accounts		Loans and	financing in	Total
	Financial	receivable and other		financing in	foreign
09.30.2010	assets	receivables	Investments	local currency	currency
Receivables	-	1,089,808	-	-	-	1,089,808
Loan	-	-	-	(1,356,996)	(898,677)	(2,255,673)
Marketable securities
Available for sale	1,594	-	-	-	-	1,594
Trading securities	635,763	-	-	-	-	635,763
Held to maturity	27	-	8,487,291	-	-	8,487,318
Total	637,384	1,089,808	8,487,291	(1,356,996)	(898,677)	7,958,810

06.30.2010
Receivables	-	1,114,891	-	-	-	1,114,891
Loan	-	-	-	(1,406,120)	(995,377)	(2,401,497)
Marketable securities
Available for sale	1,770	-	-	-	-	1,770
Trading securities	1,291,227	-	-	-	-	1,291,227
Held to maturity	27	-	8,260,369	-	-	8,260,396
Total	1,293,024	1,114,891	8,260,369	(1,406,120)	(995,377)	8,266,787

 Pág: 70

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

	Consolidated
	Assets			Liabilities
					Loan and
		Trade accounts		Loans and	financing in	Total
	Financial	receivable and other		financing in	foreign
09.30.2010	assets	receivables	Investments	local currency	currency
Receivables	-	2,249,322	-	-	-	2,249,322
Loan	-	-	-	(3,259,213)	(4,109,895)	(7,369,108)
Marketable securities
Available for sale	535,750	-	-	-	-	535,750
Trading securities	638,618	-	-	-	-	638,618
Held to maturity	169,492	-	23,110	-	-	192,602
Total	1,343,860	2,249,322	23,110	(3,259,213)	(4,109,895)	(3,752,816)

06.30.2010
Receivables	-	2,145,491	-	-	-	2,145,491
Loan	-	-	-	(3,193,236)	(4,543,755)	(7,736,991)
Marketable securities
Available for sale	480,548	-	-	-	-	480,548
Trading securities	1,293,113	-	-	-	-	1,293,113
Held to maturity	180,227	-	13,996	-	-	194,223
Total	1,953,888	2,145,491	13,996	(3,193,236)	(4,543,755)	(3,623,616)

f)   Composition of financial instruments balances designated for cash flow hedge accounting and export revenue

The Company made the formal  designation of its hedge accounting operations for the derivative financial instruments for the protection of cash flows and export revenues, documenting: (i) the relationship of the hedge, (ii) the purpose and strategy risk management in taking the hedge, (iii) identification of the instrument, (iv) the coverage transaction or subject, (v) the nature of the risk to be hedged, (vi) a description of the coverage, (vii) the correlation between the hedge and the object of coverage, if applicable, and (viii) the prospective demonstration of the effectiveness of the hedge.

The transactions for which the Company made the determination of hedge accounting are highly probable, having an exposure to variations in cash flow that could affect profit and loss and are highly effective in covering changes in fair value or cash flow attributable to the hedged items, consistently to the originally documented risk in the Risk Policy.

The Company applies hedge accounting for option contracts derivatives only for its intrinsic value and record the respective time value as financial income or expense. If Real is devalued and the option is not exercised, related losses of time value are recorded as financial expense.

  Pág: 71

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

The time value of an option may be calculated through the difference between the option fair value at the measurement date (quotation that represents the value of premium) and the intrinsic value at the measurement date. When the option quotation is not available in an active market, the fair value determination is based in a pricing model (Black-Scholes or Binomial).

The exchange rate coverage which uses the put option determines the intrinsic value variation of the put option as an instrument of exchange rate coverage, in case of Real appreciation (“one-side risk”).

From the application of hedge accounting for derivatives to protect the risk of interest rates and exchange rates, the Company recorded the unrealized results in the shareholders’ equity. The amounts booked in the shareholders’ equity are presented below:

     Pág: 72

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

					Parent Company and Consolidated

				Swap accrual balance		Swap MTM balance
		Risk	Maturity
Hedge Instruments	Object of Hedge	protected	date	Asset	Liability	Asset	Liability

Swap Contract of US$65,000 (Asset Libor 6 months +1.75%/ Liability 4.22%)	Debt of US$65,000 interest Libor 6 months + overlibor 1.75%	Libor Post x Fixed	07.25.12	389,236	671,261	219,142	(220,947)

Swap Contract of US$75,000 (Asset Libor 6 months / Liability 4.06%)	Debt of US$75,000 interest Libor 6 months + overlibor 0.9%	Libor Post x Fixed	07.22.13	108,249	687,845	372,709	(378,701)

Swap Contract of US$30,000 (Asset Libor 6 months +0.8%/ Liability 4.31%)	Debt of US$30,000 interest Libor 6 months + overlibor 0.8%	Libor Post x Fixed	08.23.13	42,007	139,955	198,940	(201,594)

Swap Contract of US$20,000 (Asset Libor 6 months +0.8%/ Liability 4.36%)	Debt of US$20,000 interest Libor 6months + overlibor 0.8%	Libor Post x Fixed	07.19.13	79,699	238,016	132,950	(134,737)

Swap Contract of US$10,000 (Asset Libor 3 months +0.5%/ Liability 3.96%)	Debt of US$10,000 interest Libor 3months + overlibor 0.5%	Libor Post x Fixed	08.20.12	16,711	78,272	132,953	(133,851)

Swap Contract of US$20,000 (Asset Libor 3 months +0.5%/ Liability 3.96%)	Debt of US$20,000 interest Libor 3months + overlibor 0.5%	Libor Post x Fixed	08.15.12	37,938	171,453	266,010	(267,804)

Swap Contract of US$20,000 (Asset Libor 3 months +0.5%/ Liability 3.96%)	Debt of US$20,000 interest Libor 3months + overlibor 0.5%	Libor Post x Fixed	08.10.12	44,600	193,817	266,094	(267,891)

Swap Contract of US$20,000 (Asset Libor 6 months / Liability 3.82%)	Debt of US$20,000 interest Libor 6 months + overlibor 1.45%.	Libor Post x Fixed	03.20.13	4,911	39,550	99,490	(101,013)

Swap Contract of US$30,000 (Asset Libor 6 months / Liability 3.79%)	Debt of US$30,000 interest Libor 6 months + overlibor 1.45%.	Libor Post x Fixed	02.13.13	25,263	187,280	149,495	(151,735)

Swap Contract of US$25,000 (Asset Libor 6months +1.65%/ Liability 4.15%)	Debt of US$25,000 interest Libor 6 months + overlibor 1.65%	Libor Post x Fixed	05.10.13	356,347	624,972	167,648	(169,042)

Swap Contract of US$50,000 (Asset Libor 6months +0.6%/ Liability 2.98%)	Debt of US$50,000 interest Libor 6 months + overlibor 0.60%	Libor Post x Fixed	12.19.12	244,681	546,944	414,307	(417,375)

Swap Contract of US$50,000 (Asset Libor 6months +0.6%/ Liability 2.99%)	Debt of US$50,000 interest Libor 6 months + overlibor 0.60%	Libor Post x Fixed	11.26.11	334,672	738,742	415,064	(418,194)

Swap Contract of US$50,000 (Asset Libor 6months +1.55%/ Liability 3.55%)	Debt of US$50,000 interest Libor 6 months + overlibor 1.55%	Libor Post x Fixed	07.02.12	398,445	614,806	168,670	(169,663)

Swap Contract of US$50,000 (Asset Libor 12months +0.71%/ Liability 3.57%)	Debt of US$50,000 interest Libor 12 months + overlibor 0.71%	Libor Post x Fixed	11.19.12	1,220,943	2,536,924	251,508	(256,321)

Swap Contract of US$50,000 (Asset Libor 12months +0.71%/ Liability 3.82%)	Debt of US$50,000 interest Libor 12 months + overlibor 0.71%	Libor Post x Fixed	11.26.12	1,197,411	2,651,658	251,412	(256,827)

Swap Contract of US$35,000 (Asset 7%a.a / Liability 76%CDI )	Debt of US$35,000 interest of 7% p.y. (USD)	Cupom USD X CDI	07.15.13	899,338	(926,940)	12,183	(12,235)

Swap Contract of US$50,000 (Asset Libor 3 months + overlibor 2.50%/ Liability 92.5%CDI )	Debt of US$50,000 interest Libor 3months + overlibor 2.50%	Libor X CDI	10.01.13	656,587	(2,274,557)	6,221	(19,723)

Swap Contract of US$100,000 (Asset Libor 3 months + overlibor 4.50%/ Liability 100%CDI )	Debt of US$100,000 interest Libor 3months + overlibor 4.5%	Libor X CDI	12.23.13	157,786	(471,236)	20,032	(51,686)

				6,214,824	6,448,762	3,544,828	(3,629,339)

  Pág: 73

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

				Parent Company e Consolidated

				Swap accrual balance		Swap M T M balance
		Risk	Maturity
Hedge Instrume	Object of hedge	protected	date	Asset	Liability	Asset	Liability
NDF	Foreign Sales	FX USDxR$	4.10.2010	19,614	(16,942)	19,614	(16,936)
NDF	Foreign Sales	FX USDxR$	6.10.2010	9,231	(8,471)	9,227	(8,464)
NDF	Foreign Sales	FX USDxR$	6.10.2010	9,448	(8,471)	9,451	(8,464)
NDF	Foreign Sales	FX USDxR$	8.10.2010	18,458	(16,942)	18,441	(16,919)
NDF	Foreign Sales	FX USDxR$	13.10.2010	9,438	(8,471)	9,431	(8,459)
NDF	Foreign Sales	FX USDxR$	13.10.2010	9,894	(8,471)	9,892	(8,459)
NDF	Foreign Sales	FX USDxR$	14.10.2010	9,748	(8,471)	9,762	(8,457)
NDF	Foreign Sales	FX USDxR$	14.10.2010	9,055	(8,471)	9,057	(8,457)
NDF	Foreign Sales	FX USDxR$	14.10.2010	8,895	(8,471)	8,893	(8,457)
NDF	Foreign Sales	FX USDxR$	18.10.2010	9,245	(8,471)	9,244	(8,455)
NDF	Foreign Sales	FX USDxR$	18.10.2010	9,108	(8,471)	9,100	(8,455)
NDF	Foreign Sales	FX USDxR$	21.10.2010	9,697	(8,471)	9,719	(8,449)
NDF	Foreign Sales	FX USDxR$	21.10.2010	8,893	(8,471)	8,881	(8,449)
NDF	Foreign Sales	FX USDxR$	1.11.2010	9,756	(8,471)	9,792	(8,439)
NDF	Foreign Sales	FX USDxR$	4.11.2010	9,556	(8,471)	9,611	(8,438)
NDF	Foreign Sales	FX USDxR$	8.11.2010	18,714	(16,942)	18,706	(16,875)
NDF	Foreign Sales	FX USDxR$	10.11.2010	9,592	(8,471)	9,622	(8,434)
NDF	Foreign Sales	FX USDxR$	12.11.2010	9,178	(8,471)	9,146	(8,430)
NDF	Foreign Sales	FX USDxR$	12.11.2010	9,860	(8,471)	9,847	(8,430)
NDF	Foreign Sales	FX USDxR$	12.11.2010	9,220	(8,471)	9,205	(8,430)
NDF	Foreign Sales	FX USDxR$	17.11.2010	18,539	(16,942)	18,522	(16,864)
NDF	Foreign Sales	FX USDxR$	17.11.2010	9,610	(8,471)	9,610	(8,432)
NDF	Foreign Sales	FX USDxR$	19.11.2010	9,131	(8,471)	9,151	(8,429)
NDF	Foreign Sales	FX USDxR$	6.12.2010	9,229	(8,471)	9,208	(8,426)
NDF	Foreign Sales	FX USDxR$	8.12.2010	18,657	(16,942)	18,628	(16,845)
NDF	Foreign Sales	FX USDxR$	10.12.2010	9,443	(8,471)	9,417	(8,420)
NDF	Foreign Sales	FX USDxR$	10.12.2010	9,787	(8,471)	9,767	(8,420)
NDF	Foreign Sales	FX USDxR$	13.12.2010	9,487	(8,471)	9,485	(8,422)
NDF	Foreign Sales	FX USDxR$	13.12.2010	9,230	(8,471)	9,184	(8,422)
NDF	Foreign Sales	FX USDxR$	13.12.2010	9,166	(8,471)	9,138	(8,422)
NDF	Foreign Sales	FX USDxR$	17.12.2010	19,293	(16,942)	19,408	(16,834)
NDF	Foreign Sales	FX USDxR$	22.12.2010	9,038	(8,471)	9,038	(8,417)
NDF	Foreign Sales	FX USDxR$	5.1.2011	9,232	(8,471)	9,195	(8,409)
NDF	Foreign Sales	FX USDxR$	7.1.2011	9,245	(8,471)	9,181	(8,406)
NDF	Foreign Sales	FX USDxR$	10.1.2011	9,625	(8,471)	9,686	(8,409)
NDF	Foreign Sales	FX USDxR$	12.1.2011	9,278	(8,471)	9,222	(8,406)
NDF	Foreign Sales	FX USDxR$	12.1.2011	9,125	(8,471)	9,069	(8,406)
NDF	Foreign Sales	FX USDxR$	14.1.2011	18,427	(16,942)	18,488	(16,805)
NDF	Foreign Sales	FX USDxR$	17.1.2011	9,674	(8,471)	9,725	(8,405)
NDF	Foreign Sales	FX USDxR$	19.1.2011	9,196	(8,471)	9,217	(8,403)
NDF	Foreign Sales	FX USDxR$	20.1.2011	9,036	(8,471)	9,026	(8,402)
NDF	Foreign Sales	FX USDxR$	4.2.2011	9,225	(8,471)	9,267	(8,396)
NDF	Foreign Sales	FX USDxR$	8.2.2011	9,598	(8,471)	9,562	(8,396)
NDF	Foreign Sales	FX USDxR$	9.2.2011	9,386	(8,471)	9,325	(8,395)
NDF	Foreign Sales	FX USDxR$	9.2.2011	9,563	(8,471)	9,550	(8,395)
NDF	Foreign Sales	FX USDxR$	11.2.2011	8,887	(8,471)	8,849	(8,391)

Pág: 74

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

NDF	Foreign Sales	FX USDxR$	14.2.2011	8,954	(8,471)	8,941	(8,394)
NDF	Foreign Sales	FX USDxR$	17.2.2011	9,026	(8,471)	8,981	(8,389)
NDF	Foreign Sales	FX USDxR$	3.3.2011	9,110	(8,471)	9,120	(8,381)
NDF	Foreign Sales	FX USDxR$	4.3.2011	9,191	(8,471)	9,141	(8,379)
NDF	Foreign Sales	FX USDxR$	9.3.2011	9,194	(8,471)	9,155	(8,384)
NDF	Foreign Sales	FX USDxR$	11.3.2011	9,268	(8,471)	9,300	(8,381)
NDF	Foreign Sales	FX USDxR$	14.3.2011	8,941	(8,471)	8,887	(8,383)
NDF	Foreign Sales	FX USDxR$	16.3.2011	8,952	(8,471)	8,873	(8,379)
NDF	Foreign Sales	FX USDxR$	4.4.2011	9,272	(8,471)	9,313	(8,375)
NDF	Foreign Sales	FX USDxR$	6.4.2011	9,353	(8,471)	9,353	(8,372)
NDF	Foreign Sales	FX USDxR$	8.4.2011	9,321	(8,471)	9,231	(8,369)
NDF	Foreign Sales	FX USDxR$	11.4.2011	8,942	(8,471)	8,879	(8,372)
NDF	Foreign Sales	FX USDxR$	13.4.2011	8,616	(8,471)	8,539	(8,368)
NDF	Foreign Sales	FX USDxR$	14.4.2011	8,576	(8,471)	8,556	(8,367)
NDF	Foreign Sales	FX USDxR$	5.5.2011	9,597	(8,471)	9,526	(8,356)
NDF	Foreign Sales	FX USDxR$	9.5.2011	9,098	(8,471)	8,997	(8,357)
NDF	Foreign Sales	FX USDxR$	11.5.2011	8,888	(8,471)	8,831	(8,354)
NDF	Foreign Sales	FX USDxR$	13.5.2011	8,606	(8,471)	8,513	(8,350)
NDF	Foreign Sales	FX USDxR$	6.6.2011	8,855	(8,471)	8,781	(8,343)
NDF	Foreign Sales	FX USDxR$	8.6.2011	9,029	(8,471)	8,965	(8,340)
NDF	Foreign Sales	FX USDxR$	10.6.2011	8,609	(8,471)	8,561	(8,337)
NDF	Foreign Sales	FX USDxR$	8.7.2011	8,888	(8,471)	8,795	(8,326)
NDF	Foreign Sales	FX USDxR$	3.8.2011	8,615	(8,471)	8,453	(8,313)
NDF	Foreign Sales	FX EURxR$	4.10.2010	12,060	(11,552)	12,060	(11,550)
NDF	Foreign Sales	FX EURxR$	8.10.2010	12,665	(11,552)	12,652	(11,538)
NDF	Foreign Sales	FX EURxR$	14.10.2010	11,463	(11,552)	11,471	(11,534)
NDF	Foreign Sales	FX EURxR$	14.10.2010	11,306	(11,552)	11,297	(11,534)
NDF	Foreign Sales	FX EURxR$	20.10.2010	11,742	(11,552)	11,751	(11,525)
NDF	Foreign Sales	FX EURxR$	5.11.2010	12,038	(11,552)	12,094	(11,502)
NDF	Foreign Sales	FX EURxR$	8.11.2010	11,723	(11,552)	11,697	(11,504)
NDF	Foreign Sales	FX EURxR$	10.11.2010	6,851	(6,931)	6,860	(6,899)
NDF	Foreign Sales	FX EURxR$	12.11.2010	12,656	(11,552)	12,633	(11,493)
NDF	Foreign Sales	FX EURxR$	17.11.2010	7,034	(6,931)	7,040	(6,897)
NDF	Foreign Sales	FX EURxR$	6.12.2010	12,040	(11,552)	12,088	(11,483)
NDF	Foreign Sales	FX EURxR$	9.12.2010	13,691	(13,862)	13,778	(13,771)
NDF	Foreign Sales	FX EURxR$	13.12.2010	11,011	(11,552)	10,979	(11,476)
NDF	Foreign Sales	FX EURxR$	16.12.2010	4,561	(4,621)	4,565	(4,588)
NDF	Foreign Sales	FX EURxR$	20.12.2010	6,651	(6,931)	6,604	(6,882)
NDF	Foreign Sales	FX EURxR$	22.12.2010	4,644	(4,621)	4,629	(4,586)
NDF	Foreign Sales	FX EURxR$	7.1.2011	11,544	(11,552)	11,515	(11,448)
NDF	Foreign Sales	FX EURxR$	12.1.2011	6,840	(6,931)	6,842	(6,868)
NDF	Foreign Sales	FX EURxR$	14.1.2011	11,432	(11,552)	11,448	(11,442)
NDF	Foreign Sales	FX EURxR$	18.1.2011	6,736	(6,931)	6,734	(6,866)
NDF	Foreign Sales	FX EURxR$	20.1.2011	9,158	(9,242)	9,084	(9,151)
NDF	Foreign Sales	FX EURxR$	4.2.2011	2,408	(2,310)	2,375	(2,285)
NDF	Foreign Sales	FX EURxR$	8.2.2011	11,335	(11,552)	11,248	(11,427)
NDF	Foreign Sales	FX EURxR$	10.2.2011	6,838	(6,931)	6,834	(6,854)
NDF	Foreign Sales	FX EURxR$	15.2.2011	4,582	(4,621)	4,577	(4,568)
NDF	Foreign Sales	FX EURxR$	17.2.2011	9,370	(9,242)	9,351	(9,132)
NDF	Foreign Sales	FX EURxR$	4.3.2011	11,372	(11,552)	11,447	(11,399)
NDF	Foreign Sales	FX EURxR$	10.3.2011	9,113	(9,242)	9,101	(9,121)

Pág: 75

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

NDF	Foreign Sales	FX EURxR$	14.3.2011	11,002	(11,552)	10,883	(11,400)
NDF	Foreign Sales	FX EURxR$	4.4.2011	4,508	(4,621)	4,511	(4,554)
NDF	Foreign Sales	FX EURxR$	6.4.2011	6,659	(6,931)	6,617	(6,828)
NDF	Foreign Sales	FX EURxR$	8.4.2011	11,415	(11,552)	11,399	(11,375)
NDF	Foreign Sales	FX EURxR$	13.4.2011	4,581	(4,621)	4,541	(4,549)
NDF	Foreign Sales	FX EURxR$	4.5.2011	4,489	(4,621)	4,459	(4,542)
NDF	Foreign Sales	FX EURxR$	4.5.2011	6,761	(6,931)	6,757	(6,813)
NDF	Foreign Sales	FX EURxR$	10.5.2011	6,831	(6,931)	6,804	(6,810)
NDF	Foreign Sales	FX EURxR$	11.5.2011	4,681	(4,621)	4,650	(4,539)
NDF	Foreign Sales	FX EURxR$	16.5.2011	4,582	(4,621)	4,569	(4,538)
NDF	Foreign Sales	FX EURxR$	6.6.2011	4,436	(4,621)	4,351	(4,531)
NDF	Foreign Sales	FX EURxR$	9.6.2011	7,022	(6,931)	6,962	(6,793)
NDF	Foreign Sales	FX EURxR$	13.6.2011	4,581	(4,621)	4,548	(4,529)
NDF	Foreign Sales	FX EURxR$	7.7.2011	7,022	(6,931)	6,953	(6,781)
NDF	Foreign Sales	FX EURxR$	11.7.2011	4,507	(4,621)	4,475	(4,521)
NDF	Foreign Sales	FX EURxR$	13.7.2011	4,590	(4,621)	4,557	(4,519)
NDF	Foreign Sales	FX EURxR$	3.8.2011	4,439	(4,621)	4,376	(4,510)
NDF	Foreign Sales	FX EURxR$	8.8.2011	6,761	(6,931)	6,723	(6,764)
NDF	Foreign Sales	FX EURxR$	10.8.2011	4,615	(4,621)	4,556	(4,507)
NDF	Foreign Sales	FX GBPxR$	6.10.2010	2,817	(2,662)	2,816	(2,660)
NDF	Foreign Sales	FX GBPxR$	8.10.2010	2,784	(2,662)	2,784	(2,659)
NDF	Foreign Sales	FX GBPxR$	13.10.2010	2,738	(2,662)	2,738	(2,659)
NDF	Foreign Sales	FX GBPxR$	14.10.2010	2,782	(2,662)	2,785	(2,658)
NDF	Foreign Sales	FX GBPxR$	14.10.2010	2,834	(2,662)	2,836	(2,658)
NDF	Foreign Sales	FX GBPxR$	18.10.2010	2,815	(2,662)	2,813	(2,657)
NDF	Foreign Sales	FX GBPxR$	20.10.2010	2,793	(2,662)	2,812	(2,656)
NDF	Foreign Sales	FX GBPxR$	4.11.2010	2,710	(2,662)	2,705	(2,652)
NDF	Foreign Sales	FX GBPxR$	8.11.2010	1,398	(1,331)	1,401	(1,326)
NDF	Foreign Sales	FX GBPxR$	10.11.2010	2,831	(2,662)	2,834	(2,651)
NDF	Foreign Sales	FX GBPxR$	12.11.2010	2,820	(2,662)	2,817	(2,650)
NDF	Foreign Sales	FX GBPxR$	16.11.2010	1,349	(1,331)	1,347	(1,325)
NDF	Foreign Sales	FX GBPxR$	17.11.2010	1,411	(1,331)	1,407	(1,325)
NDF	Foreign Sales	FX GBPxR$	18.11.2010	2,735	(2,662)	2,734	(2,649)
NDF	Foreign Sales	FX GBPxR$	3.12.2010	1,349	(1,331)	1,346	(1,323)
NDF	Foreign Sales	FX GBPxR$	6.12.2010	1,396	(1,331)	1,401	(1,323)
NDF	Foreign Sales	FX GBPxR$	10.12.2010	2,813	(2,662)	2,812	(2,645)
NDF	Foreign Sales	FX GBPxR$	14.12.2010	2,762	(2,662)	2,761	(2,645)
NDF	Foreign Sales	FX GBPxR$	15.12.2010	2,757	(2,662)	2,759	(2,645)
NDF	Foreign Sales	FX GBPxR$	20.12.2010	1,326	(1,331)	1,323	(1,322)
NDF	Foreign Sales	FX GBPxR$	21.12.2010	2,674	(2,662)	2,688	(2,644)
NDF	Foreign Sales	FX GBPxR$	7.1.2011	2,700	(2,662)	2,686	(2,641)
NDF	Foreign Sales	FX GBPxR$	12.1.2011	1,394	(1,331)	1,399	(1,320)
NDF	Foreign Sales	FX GBPxR$	13.1.2011	2,755	(2,662)	2,753	(2,640)
NDF	Foreign Sales	FX GBPxR$	17.1.2011	2,762	(2,662)	2,760	(2,641)
NDF	Foreign Sales	FX GBPxR$	20.1.2011	1,351	(1,331)	1,349	(1,320)
NDF	Foreign Sales	FX GBPxR$	3.2.2011	2,748	(2,662)	2,727	(2,637)
NDF	Foreign Sales	FX GBPxR$	3.2.2011	2,762	(2,662)	2,758	(2,637)
NDF	Foreign Sales	FX GBPxR$	9.2.2011	1,412	(1,331)	1,407	(1,318)
NDF	Foreign Sales	FX GBPxR$	11.2.2011	1,412	(1,331)	1,401	(1,318)
NDF	Foreign Sales	FX GBPxR$	4.3.2011	2,761	(2,662)	2,753	(2,631)

   Pág: 76

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

NDF	Foreign Sales	FX GBPxR$	10.3.2011	1,411	(1,331)	1,405	(1,316)
NDF	Foreign Sales	FX GBPxR$	14.3.2011	1,325	(1,331)	1,315	(1,316)
NDF	Foreign Sales	FX GBPxR$	16.3.2011	2,672	(2,662)	2,678	(2,631)
NDF	Foreign Sales	FX GBPxR$	7.4.2011	2,701	(2,662)	2,681	(2,626)
NDF	Foreign Sales	FX GBPxR$	7.4.2011	1,411	(1,331)	1,403	(1,313)
NDF	Foreign Sales	FX GBPxR$	13.4.2011	2,693	(2,662)	2,661	(2,625)
NDF	Foreign Sales	FX GBPxR$	4.5.2011	2,752	(2,662)	2,739	(2,623)
NDF	Foreign Sales	FX GBPxR$	11.5.2011	1,411	(1,331)	1,400	(1,311)
NDF	Foreign Sales	FX GBPxR$	13.5.2011	2,683	(2,662)	2,665	(2,621)
NDF	Foreign Sales	FX GBPxR$	6.6.2011	1,336	(1,331)	1,331	(1,309)
NDF	Foreign Sales	FX GBPxR$	9.6.2011	2,823	(2,662)	2,801	(2,615)
NDF	Foreign Sales	FX GBPxR$	13.6.2011	1,349	(1,331)	1,334	(1,308)
NDF	Foreign Sales	FX GBPxR$	6.7.2011	1,349	(1,331)	1,332	(1,306)
NDF	Foreign Sales	FX GBPxR$	7.7.2011	2,823	(2,662)	2,795	(2,611)
NDF	Foreign Sales	FX GBPxR$	3.8.2011	1,349	(1,331)	1,328	(1,303)
NDF	Foreign Sales	FX GBPxR$	5.8.2011	2,693	(2,662)	2,633	(2,605)
				1,184,686	(1,121,548)	1,182,108	(1,112,102)

Hedge		Risk	Maturity	Swap accrual	Swap MTM
Instruments	Object of Hedge	Protected	date	balance	balance
Option Contract	Foreign Sales	FX USDxR$	10/25/2010	149	148
Option Contract	Foreign Sales	FX USDxR$	11/11/2010	229	212
				378	360

The derivative financial instruments that do not meet the criteria required by CVM Deliberation No. 604/09 were not accounted for in accordance with the hedge accounting method and were recorded on the balance sheet at their fair value recorded in the statement of income.

On June 1, 2010 the Company determined derivative instruments (pre-export facilities) as exchange rate coverage with quotation of 1.8255 Real per Dollar (Central Bank average rate of daily exchange rates at this date).

As authorized by CVM Deliberation No. 604/09, the Company uses the exchange rates variation of pre-export finance facilities contracts as a coverage instrument with the objective to protect the exchange rate risk applied to highly probable futures sales in foreign currency (U.S. Dollars).

The Company adopts the effectiveness test retrospectively in comparison to the exchange rate variation arising from the pre-export finance facilities contracts (fair value variation of the coverage instrument) measured through the variation of the exchange rate, with fair value variation of the highly probable future sales (fair value variation of the coverage instrument), which are measured through the exchange rate variation (spot-to-spot rate method).

    Pág: 77

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

The position of the pre-export facilities designated as hedge accounting as of June 30, 2010, are as follows:

		Risk		Notional
Hedge Instruments	Object of Hedge	Protected	Maturity date	(US$)	MTM
			From october 2010 to
Pre exportation facilities	Foreign sales	US$	August 2010	491,619	863,283

g)   Determination of financial instruments fair value – consolidated:

The estimated fair value for financial instruments hired by the Company was determined using available information in the appropriate methodologies for assessments. However, considerable judgment was required to interpret market data to establish the estimated fair value of each transaction. As a result the estimates below do not indicate, necessarily, the amounts that will be effectively achieved at the date of transactions financial settlement.

	Parent Company		Consolidated
			Carrying
	Carryng value	Fair Value	value	Fair Value
Cash and cash equivalents	230,645	230,645	2,187,195	2,187,195
Marketable securities	637,384	637,384	1,343,860	1,343,860
Trade accounts receivable	1,089,808	1,089,808	2,249,322	2,249,322
Loans and financing (debts)	(2,255,673)	(2,255,673)	(7,369,108)	(7,378,723)
Trade accounts payable	(985,897)	(985,897)	(1,915,780)	(1,915,780)
Derivatives unrealized losses (Note 20 c)	(16,771)	(16,771)	(11,937)	(11,937)
	(1,300,504)	(1,300,504)	(3,516,448)	(3,526,063)

h) Credit Management:

The Company is subject to credit risk related to trade accounts receivable, financial assets and derivatives instruments. The Company limits its risk associated with these financial instruments, placing them in financial institutions selected by a rating classification criteria and maximum concentration percentage by counterparts, as determined in the Risk Policy.

The credit risk of the concentration of trade accounts receivable is mitigated by the low concentration in the customer portfolios and granted credits to customer with good financial and operating ratios. Generally, the Company does not demand guarantees for credit sales, however, it contracts credit insurance for specific markets.

  Pág: 78

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

The subsidiary Sadia’s financial assets can only be allocated to the counterparts with the minimum rating classification of “investment grade” and within predetermined limits approved by the Risk, Credit and Financing Management Committee. The maximum net exposure per financial institution (financial assets less financial liabilities) cannot be higher than 10% of the financial institution equity or the Company’s equity, whichever is smaller.

i) Commodities risk price management:

In the regular course of its operations, the Company purchases commodities, mainly corn, soymeal and live hogs, which are the main individual components of the Company’s costs.

The price of corn and soymeal are subject to volatility resulting from weather conditions, crop yield, transportation and storage costs, governmental agricultural policies, currency exchange rates, and the fluctuations of the prices of these commodities in the international market, among other factors. The price of hogs purchased from producers is subject to market conditions and are affected by the offer in the domestic market and levels of demand in the international market, among other aspects.

The Risk Policy establishes limits to protect the purchases of corn and soymeal, in order to reduce the impact of increased prices of these raw materials. Derivatives instruments can be used for that purpose or the Company may rely only inventory management. Currently the Company relies only on its inventory management to protect itself from the risks associated with commodities.

The subsidiary Sadia maintains its strategy of risk management, working mainly using physical controls, which includes the purchase of grains at fixed prices and at prices to be fixed in conjunction with future contracts of commodities (grains). The Company has a Committee of Commodities and Risk Management, comprising of the Chairman, financial executives and operational executives with the purpose to discuss and to deliberate on the strategies and the positioning of the Company in relation to the diverse factors of risk that impact in the operational results.

Currently, the Company decided to protect live cattle exposure directly related to different types of business in the scope of cattle division. The following types are included: (a) cattle forward purchase, (b) containment of own cattle, (c) containment contract of cattle with partnership, and (d) spot purchase of cattle which aims to guarantee the slaughtering scale of cattle in the fallow.

  Pág: 79

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

The Company uses future contracts of purchase and sale of cattle (BM&F – the reference price is from São Paulo) to protect the risks arising from different types of contracts.

The Company controls the exposure of the basis risk (difference of prices among the  places were animals are trade in Brazil) during the hedge strategy implementation.

The live cattle derivative position (BM&F) is subjected to daily adjustments and, must be considered in the calculation of the Company’s Value at Risk (VAR).

The contracts are accounted for its fair value in the statement of income as financial income or expense, whenever is their maturity date.

The Company held a position sold in BM&F of 1,288 future contracts as of September 30, 2010.

j) Principal transactions and future commitments:

The main transactions aimed at cash flow protection are from NDF operations, which involves sales at a "forward" rate on a specific date in the future (maturity date) and whose liquidation amount is calculated by the difference between the "forward" rate sold and the rate of the day before the maturity date, multiplied by the value of the contract (notional).

The table below shows the deadlines for the financial impact:

	09.30.10
	R$ x USD		R$ x EUR		R$ x GBP
Maturity	Notional	Average USD	Notional	Average EUR	Notional	Average GBP
10/2010	75,000	1.8820	25,000	2.3766	7,000	2.8075
11/2010	60,000	1.9080	21,000	2.4224	5,500	2.8034
12/2010	55,000	1.9152	23,000	2.3341	5,500	2.7993
01/2011	50,000	1.9107	20,000	2.3489	4,000	2.8173
02/2011	35,000	1.9119	15,000	2.3800	3,000	2.8654
03/2011	30,000	1.8987	14,000	2.3474	3,000	2.8419
04/2011	30,000	1.8942	12,000	2.3785	2,500	2.8464
05/2011	20,000	1.9079	12,000	2.4140	2,500	2.8957
06/2011	15,000	1.8830	7,000	2.4337	2,000	2.9352
07/2011	5,000	1.9061	7,000	2.4752	1,500	2.9792
08/2011	5,000	1.8470	7,000	2.4463	1,500	2.8867
Total	380,000		163,000		38,000

    Pág: 80

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

k) Guarantees

The Company utilizes CDB and promissory notes to guarantee the operations contracted in U.S. Dollars with BM&F.

The following presents the guarantees total amount:

	Consolidated
Type	09.30.10	06.30.09
CDB	20,000	1,500
Brazilian financial treasury bill	-	34,570
	20,000	36,070

l) Table of sensitivity analysis

The Company has loans and financing in foreign currency and derivative financial instruments to eliminate or mitigate risks incurred by exposure to foreign exchange.

The table below considers three scenarios, with the probable scenario being the one adopted by the Company.

Parent Company
Operation	Risk	Probable scenario (I)	Scenario (II) (deterioration of 25%)	Scenario (III) (deterioration of 50%)
Future	Appreciation of R$	(986)	32,613	65,227
Debt in foreign currency	Depreciation of R$	(3,288,931)	(103,184)	(123,821)
Cash and cash equivalents indexed in foreign currency	Appreciation of R$	191,891	239,864	287,837
		(3,098,026)	169,293	229,243

NDF (hedge accounting)		73,741	(299,487)	(598,974)
Pre-export facilities		64,550	(143,676)	(351,901)
Foreign sales		(138,291)	443,163	950,875
Total		-	-	-

In addition to the probable scenario mentioned above, CVM Instruction No. 475/08 determined that two other scenarios must be presented assuming a deterioration of 25% and 50% in the exchange rates. These scenarios are presented in accordance with the regulations of the CVM.

The Company considers only the changes in foreign currency as a major risk factor, as it is the variable that is more impacted by the other variables such as interest rates, commodities, stock exchanges.

    Pág: 81

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

Consolidated
Operation	Risk	Cenário Probable Scenario (I)	Scenario (II) (deterioration of 25%)	Scenario (III) (deterioration of 50%)
Future	Appreciation of R$	(986)	32,613	65,227
NDF (hedge accounting)	Depreciation of R$	4,838	(21,325)	(42,651)
Debt in foreign currency	Depreciation of R$	(3,288,931)	(4,111,164)	(4,933,397)
Cash and cash equivalents indexed in foreign currency		2,418,612	3,023,265	3,627,918
		(866,467)	(1,076,611)	(1,282,903)

NDF (hedge accounting)		73,741	(299,487)	(598,974)
Pre-export facilities		64,550	(143,676)	(351,901)
Foreign sales		(138,291)	443,163	950,875
Total		-	-	-

21. FINANCIAL INCOME (EXPENSES) NET

	Parent Company		Consolidated
	09.30.10	09.30.09	09.30.10	09.30.09
Financial expenses:
Interest expense	(280,990)	(319,592)	(495,413)	(457,607)
Exchange variation on financial assets	(1,760)	(160,665)	(1,011)	(108,476)
Adjustment to present value	(36,986)	-	(90,620)	-
Losses from translation
effects of investments abroad	-	-	(64,596)	(229,358)
Other expenses	(67,047)	(32,476)	(98,329)	(86,354)
	(386,783)	(512,733)	(749,969)	(881,795)
Financial income:
Interest income	92,233	91,980	193,711	156,336
Exchange variation on financial liabilities	57,617	729,942	46,315	1,012,530
Adjustment to present value	32,780	-	108,216	2,492
Other income	8,084	-	29,135	424
	190,714	821,922	377,377	1,171,782
Net Financial	(196,069)	309,189	(372,592)	289,987

22. RELATED PARTIES TRANSACTIONS - PARENT COMPANY

In the regular course of the business, rights and obligations are contracted between related parts, arising from sales and purchase of products and loan agreement considering arms-length conditions.

 Pág: 82

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

a)  Transactions and balances:

The assets and liabilities balances on September 30, 2010, and the transactions that impacted the income of the period are as follows:

	09.30.10	06.30.10
Trade Accounts receivable
UP! Alimentos Ltda	3,444	3,223
Perdigão Europe Lda.	122,831	189,341
Perdigão International Ltd.	134,635	110,712
Sadia S.A.	14,321	8,447
	275,231	311,723

Dividends and Interest on Shareholders’ Equity
Avipal S.A. Construtora e Incorporadora	5	5
	5	5

 Pág: 83

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

Loans
Instituto Perdigão de Sustentabilidade	5,722	5,554
Perdigão Trading S.A.	(554)	(538)
Perdigão International Ltd.	(11,933)	(12,305)
Highline International Ltd	(3,090)	(3,285)
Establecimiento Levino Zaccardi y Cia S.A.	3,948	4,198
	(5,907)	(6,376)

Trade accounts payable
Sino dos Alpes Alimentos Ltda	85	85
UP! Alimentos Ltda	3,610	2,882
Perdigão International Ltd.	1,432	1,350
Sadia S.A.	3,752	6,067
	8,879	10,384

Advance to future capital increase
VIP S.A. Empreendimentos e Participações Imobiliarias	100	-
	100	-

Other receivable and other payable
VIP S.A. Empreendimentos e Participações Imobiliarias	-	(4)
Perdigão Trading S.A.	410	410
Perdigão International Ltd.	(630,233)	(1,044,586)
Establecimiento Levino Zaccardi y Cia S.A.	1,784	1,135
Avipal Centro Oeste S.A.	(39)	(39)
Sadia S.A.	(11)	49
	(628,089)	(1,043,035)

    Pág: 84

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

	Results
	06.31.10	06.31.09
Sales
Perdigão Agroindustrial S.A.	-	202,490
Batávia S.A. Alimentos	-	1,356
Sino dos Alpes Alimentos Ltda	-	5,505
Avipal Nordeste S.A.	45,049	139,431
Vip S.A. Empreendimentos e Participações Imobiliarias	-	1,436
UP! Alimentos Ltda	-	1,750
Perdigão Europe Lda.	454,498	351,617
Perdigão International Ltd	1,869,292	1,302,194
Sadia S.A.	140,304	-
	2,509,143	2,005,779

Cost of sales
Perdigão Agroindustrial S.A.	-	(21,530)
Sino dos Alpes Alimentos Ltda	-	(7,190)
Avipal Nordeste S.A.	(89,168)	(202,516)
VIP S.A. Empreendimentos e Participações Imobiliarias	-	(381)
UP! Alimentos Ltda	-	(27,212)
Establecimiento Levino Zaccardi y Cia S.A.	(2,718)	(5,599)
Sadia S.A.	(44,481)	-
	(136,367)	(264,428)

Net financial income (expense)
Perdigão Agroindustrial S.A.	-	(586)
Instituto Perdigão de Sustentabilidade	464	173
Avipal Nordeste S.A.	(5,197)	(117)
Perdigão Trading S.A.	126	12
Perdigão International Ltd	(49)	(60)
Establecimiento Levino Zaccardi y Cia S.A.	-	33
	(4,656)	(545)

b) Granted endorsement:

All relationships between the Company and its subsidiaries were disclosed, whether there have been transactions between the parties or not.

All transactions and balances between the Company and its subsidiaries were eliminated in the consolidated balance sheet and they refer to commercial and/or financial transactions.

    Pág: 85

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

23. INSURANCE COVERAGE – (NOT REVIEWED)

The Company has a policy to hire insurance coverage for assets subject to risks at amounts deemed sufficient to cover damages, taking into consideration the nature of its operations. The assumptions for the risks adopted, given their nature, are not part of the scope of quarterly review of the consolidated financial statements and the Company’s independent auditors have not review them.

		Amount at	Coverage
Subject	Type of risk	risk	amount
	Fire, windstorm, lightning breakage of
	machines, deterioration of refrigerated
Property, plant and equipment and inventories	products, loss of profit and other risks	19,340,563	1,111,728
Domestic transportation	Road risk and carrier’s civil liabilities	23,604,930	10,290,259
International transport export	-	2,375,189	1,308,454
International transport import	-	358,000	395,590
General and officers civil responsabilities	Third-party claims	48,861,845	227,041
Credit risk	Default payments	4,525,014	10,390,988

24. RETIREMENT SUPPLEMENTARY PLAN

Company:

In April 1997, Perdigão — Sociedade de Previdência Privada (“PSPP”), a private pension foundation sponsored by the Company and its subsidiaries (except for Sadia), began its activities, which are to provide supplemental retirement benefits for the employees. The PSPP manages two separate contribution pension plans: Plan I, which is closed for new registrations, and Plan II, which started its activities on April 1, 2009.

In the plan I and  II, the contributions are made on basis of 1 to 1 (the contributions of sponsor are equal to the basics contributions of participants), and the actuarial calculations are made by independent actuaries in accordance with the regulations in force. An independent actuary reviews the plan annually, and the most recent review occurred in December 2009.

 Pág: 86

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

	09.30.10	06.30.10
Participants	14,331	14,642
Equity	173,910	163,771
Sponsor's contributions:	4,700	3,058
Basic contribution	3,924	2,536
Past services	251	170
Specific contributions:	525	352
Commitment undertaken at the beginning of the Plan, arising from past services on behalf of beneficiaries hired by the sponsor before the beginning of the plan	2,239	2,344
Commitment undertaken at the beginning of the plan II, arising from additional contribution from the sponsor in favor of the participants migrated of the plan I	8,978	9,212
Plan assets (consisted of fixed income funds and securities, variable income funds and shares)	172,534	162,708

The balance of the contributions made by the sponsor not used for payment of benefits if the participant ceases the employment with the sponsor, form a fund for contributions to spare that could be used to offset future contributions of the sponsors. The assets presented in the balance of the reversal funds of amounts R$3,973 (R$3,468 as of June 30, 2010) and was recorded by the Company under other assets.

Although the PSPP is primarily a defined contribution plan, there is a small defined benefit quota, whose actuarial obligation refers to the present value of the future benefits of inactive participants, since the benefit (life annuity) is fixed after the participants’ retirement date. In accordance with the AT-83 mortality table the current amount of the actuarial obligation of the PSPP which covers 49 beneficiaries is R$8,030 (48 beneficiaries and R$8,051 as of June 30, 2010).

Sadia:

The subsidiary Sadia sponsors a defined benefit pension plan that offers supplementary retirement benefits to its employees, through the “Attílio Francisco Xavier Fontana” Foundation.

The pension benefit is generally defined as the difference between (i) the retiree's average monthly salary during the 12 months prior to the date of retirement, up to a limit of 80% of the employee's last salary, and (ii) the value of the retirement pension paid by the Brazilian social security system. The pension benefits is annually updated by Consumer Price National Index (”INPC”).

The actuarial system is that of capitalization for supplementary retirement and pension benefits and of simple apportionment for supplementary disability compensation. The Sadia’s contribution is based on a fixed percentage of the payroll of active participants, as annually recommended by independent actuaries and approved by the trustees of “Fundação Attilio Francisco Xavier Fontana”.

  Pág: 87

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

According to the Foundation’s by-laws, the sponsoring companies are jointly liable for the obligations undertaken by the Foundation on behalf of its participants and dependents.

As of September 30, 2010, the Foundation had 17,040 associates, of which 11,657 are active.

The contribution made by Sadia since the acquisition date correspond to R$929.

Defined contribution plan:

As from January 1, 2003, the subsidiary Sadia began to adopt new supplementary pension plans under the defined contribution modality managed by an open supplementary pension entity, for all employees hired by Sadia and its subsidiaries. Under the terms of the regulations, plans are funded on an equitable basis so that the portion paid by the subsidiary is equal to the payment made by the employee in accordance with a contribution scale based on salary bands that vary between 1.5% and 6.0% of the employee’s remuneration, observing a contribution limit that is updated annually. The contributions made by the subsidiary as of September 30, 2010 amounted R$1,904. As of September 30, 2010, this plan had 1,486 participants.

Other post-employment benefits:

The subsidiary Sadia has a human resources policy of offering the following benefits in addition to its private pension plan:

•        Payment of the fine referring to the Government Severance Indemnity Fund when the employee retires;

•        Payment of a tribute for time of service;

•        Payment of an indemnity for discharge from professional duties; and

•        Payment of an indemnity upon retirement.

These benefits are paid in one single payment at the time of retirement or termination of the employee and the amounts are calculated through an actuarial calculation and recorded in the statement of income of the period.

During the second quarter of 2010, the Company and its subsidiaries recorded the obligations from the Law No. 9,656 and Resolution 21/99 of the Supplementary Health Council, which assures to the retired employee that contributed to the health plan due to the employment relationship, for the minimum period of 10 years, the right to maintain the benefit in similar coverage conditions as the period of the employment contract, since assuming full payment.

  Pág: 88

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

Liabilities related to the obligations as of September 30, 2010 corresponded to R$27,946 in the parent company and R$68,787 in the consolidated.

25. OTHER OPERATING EXPENSES

	Parent Company		Consolidated
	09.30.10	09.30.09	09.30.10	09.30.10
Amortization of the fair value of fixed assets and inventories (note 1b) (a)	(39,684)	-	(3,897)	-
Idleness costs (b)	(54,676)	(23,853)	(111,885)	(32,935)
Employees' profit sharing	(22,688)	-	(34,583)	-
Ganhos(Perdas) com seguros	998	(15,214)	772	(13,036)
Other expenses	(44,717)	(3,989)	(47,133)	(31,888)
	(160,767)	(43,056)	(196,726)	(77,859)

(a) The amount disclosure, refers to the goodwill amortization allocated to the fair value of fixed assets in business combination with Sadia (note 1b). In the consolidated financial statements this expense was reclassified to cost of sales.

(b) The increase of the idleness costs refers mainly to the merger with Sadia in 2010.

  Pág: 89

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

26. STATEMENT OF VALUE ADDED

	Parent Company		Consolidated
	09.30.10	09.30.09	09.30.10	09.30.09

1. REVENUES	8,711,972	6,891,033	18,055,051	11,785,182
Sales of goods, products and services	8,819,138	6,947,671	18,238,713	11,880,211
Other income	(98,753)	(43,818)	(173,839)	(78,248)
Allowance for doubtful accounts - (reversal / provision)	(8,413)	(12,820)	(9,823)	(16,781)
2. RAW MATERIALS ACQUIRED FROM THIRD PARTIES	(6,039,690)	(5,017,885)	(11,804,784)	(8,308,235)
Cost of products and goods sold	(4,981,587)	(4,164,880)	(9,131,423)	(6,597,719)
Materials, energy, services of third parties and others	(1,083,979)	(838,014)	(2,710,708)	(1,731,009)
Allowance for inventories losses	25,876	(14,991)	37,347	20,493
3. GROSS VALUE ADDED (1-2)	2,672,282	1,873,148	6,250,267	3,476,947
4. RETENTIONS (DEPRECIATION, AMORTIZATION AND DEPLETION)	(324,408)	(277,893)	(597,713)	(495,306)
Depreciation, amortization and depletion	(324,408)	(277,893)	(597,713)	(495,306)
5. NET VALUE ADDED (3-4)	2,347,874	1,595,255	5,652,554	2,981,641
6. RECEIVED FROM THIRD PARTIES	614,364	(141,623)	380,695	(176,508)
Equity interest in income of associated company	423,293	(75,816)	2,958	1,696
Financial (expenses) income	190,714	(66,558)	377,377	(178,582)
Other operating income	357	751	360	378
7. ADDED VALUE TO BE DISTRIBUTED (5+6)	2,962,238	1,453,632	6,033,249	2,805,133
8. DISTRIBUTION OF VALUE ADDED	2,962,238	1,453,632	6,033,249	2,805,133
Payroll	1,130,800	830,631	2,303,006	1,469,193
Salaries	943,420	686,264	1,844,214	1,214,699
Benefits	132,219	101,876	345,389	183,103
Government severance indmnity fund dor employees garantee fund for length of service - F.G.T.S	55,161	42,491	113,403	71,391
Taxes and contribution	1,017,349	869,971	2,492,858	1,644,782
Federal	516,044	448,003	1,542,971	1,015,442
State	496,187	418,793	944,310	623,229
Municipal	5,118	3,175	5,577	6,111
Capital remuneration from third parties	440,125	(341,201)	862,142	(418,767)
Interest	386,783	(375,747)	749,969	(468,569)
Rents	53,342	34,546	112,173	49,802
Shareholders	373,964	94,231	373,902	114,702
Interest on shareholders equity	53,200	-	53,200	-
Retained earnings / accumulated loss	320,764	94,231	320,702	114,702
Non-controlling shareholders' participation	-	-	1,341	(4,777)

  Pág: 90

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

BOARD OF DIRECTORS

Co-Chairman	Nildemar Secches
Co-Chairman	Luiz Fernando Furlan
Vice-Chairman	Francisco Ferreira Alexandre

Board Members	Carlos Alberto Cardoso Moreira
Board Members	Manoel Cordeiro Silva Filho
Board Members	João Vinícius Prianti
Board Members	Décio da Silva
Board Members	Rami Naum Goldfajn
Board Members	Luís Carlos Fernandes Afonso
Board Members	Walter Fontana Filho
Board Members	Roberto Faldini

FISCAL COUNCIL

Chairman and Financial Expert	Attílio Guaspari
Board Members	Osvaldo Roberto Nieto
Board Members	Jorge Kalache Filho

EXECUTIVE BOARD

Chief Executive Officer Director	José Antonio do Prado Fay
Strategy and M&A Executive Officer	Nelson Vas Hacklauer
Chief Financial, Administrative and IR Officer	Leopoldo Viriato Saboya
Operations and Technology Executive Officer	Nilvo Mittanck
Export Market Executive Officer	Antonio Augusto de Toni
Human Resources Executive Officer	Giberto Antonio Orsato
Corporate Affairs Executive Officer	Wilson Newton de Mello Neto
Dairy Product Operations Executive Officer	Fabio Medeiros Martins da Silva
Supply Chain Executive Officer	Luis Henrique Lissoni

Marcos Roberto Badollato
Accountant – CRC – 1SP219369/O-4-S-SC

   Pág: 91

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

Comments, see table 12.01.

     Pág: 92

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

Dear shareholders,

BRF – Brasil Foods S.A. (BM&FBOVESPA: BRFS3 and NYSE: BRFS) is pleased to present its financial results for the third quarter 2010 (3Q10). These reflect the efforts taken to achieve growth in operating income as a result of a good domestic market performance as well as the consistent recovery in exports, the latter despite the challenges of foreign exchange rate pressures and rising agricultural commodities prices.

Gross sales reached R$ 6.5 billion, an increase of 6.9% in relation to 3Q09 and 3.5% higher when compared with 2Q10. This performance reflects favorable trading conditions in the domestic market for processed products as well as  expected improvements in exports, more especially in the Far East, Middle East, Eurasia and Africa. EBITDA reached R$ 613.6 million, 110.8% higher than 3Q09 and equivalent to an EBITDA margin of 10.8%. Net income were R$ 189.7 million, corresponding to a 3.3% net margin, and a gain of R$ 58 million compared with 2Q10. The significant 700 basis points reduction in costs for the period was also a key driver behind better results and offsetting the increase in operating expenses - the latter already built into our forecasts as a result of the necessary investments in marketing as well as expanded IT systems, and consultancy fees related to the merger process with Sadia.

We continue to await the approval of the anti-trust authorities, the Administrative Council for Economic Defense (CADE), allowing us to finalize the merger of the BRF and Sadia operations. As we have already emphasized in an announcement to the market, we are confident of CADE approval based on the technical arguments which, from our point of view, characterize the operation as pro-competition.

As we are unable to integrate important aspects of the Company’s business while CADE approval is pending, we are focusing our attention on the management of markets, cost savings and incorporation of existing strategies into the business. Our expectations are for a positive fourth quarter due to growth in processed food consumption in the domestic market, especially traditional products characteristic of the year-end holiday season. In line with our forecasts, export markets continue strong on the back of demand for protein.

São Paulo, november 2010.

José Antonio do Prado Fay

Chief Executive Officer

Luiz Fernando Furlan                                           Nildemar Secches

Co-Chairman of the Board of Directors             Co-Chairman of the Board of Directors

  Pág: 93

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

Operating and Financial Indicators

 3rd Quarter 2010

   Gross Sales totaled R$ 6.5 billion, a 6.9% improvement with a growth of 8.4% in the domestic market and 4.5% in export sales.

   Total sales of the meat, dairy and processed products businesses were 1.5 million tons, a 9.3% increase.

   Gross profits amounted to R$ 1.6 billion, a 44.1% rise.

  EBITDA reached R$ 613.6 million, 111% up for the quarter on the back of the performance in the Company’s markets and the reduction in costs for the period.

   Net income was R$ 189.7 million, corresponding to a net margin of 3.3%.

   Financial trading volume in the Company’s shares posted an average of US$ 43.9 million/day during the year, 22.9% less, reflecting the primary share offering and the merger of shares in 3Q09.

HIGHLIGHTS	3Q10	3Q09	% Ch.

Gross Sales	6,540	6,115	7%
Domestic Market	4,118	3,798	8%
Exports	2,421	2,316	5%
Net Sales	5,702	5,294	8%
Gross Profit	1,588	1,102	44%
Gross Margin	27.8%	20.8%	700 bps
EBIT	416	58	613%
Net Income	190	211	(10%)
Net Margin	3.3%	4.0%	(70 bps)
EBITDA	614	291	111%
EBITDA Margin	10.8%	5.5%	530 bps
Earnings per Share*	0.22	0.24	-
* Consolidated earnings per share (in R$), excluding treasury shares and including the split of shares approved on April, 2010 in the 3Q09 basis

(The variations mentioned in this report are comparisons between first nine months of 2010 (9M10) in relation to the period from January 1 to September 30 2009 (9M09) or the 3rd quarter of 2010 (3Q10) in relation to the 3rd quarter 2009 (3Q09). Sadia’s results have been consolidated as from July 2009. For a better understanding of the businesses, the variations are compared in numbers according to Brazilian corporate law (CL) and on a pro-forma basis, as specified, for comparative accumulative results.  The pro-forma financial statements are to be found in attachments II and III of this report. The results for 3Q10 compared with 3Q09 already fully reflect the consolidation of results for BRF  and Sadia in the light of the incorporations concluded in July 2009).

   Pág: 94

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

   Pág: 95

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

Operating and Financial Information

 Accumulated 2010

HIGHLIGHTS	Corporate Law			Pro forma
R$ MILLION	YTD 10	YTD 09	% Ch.	YTD 10	YTD 09	% Ch.

Gross Sales	18,669	12,177	53%	18,669	18,014	4%
Domestic Market	11,687	7,506	56%	11,687	10,948	7%
Exports	6,982	4,671	49%	6,982	7,066	(1%)
Net Sales	16,281	10,600	54%	16,281	15,630	4%
Gross Profit	4,381	2,230	96%	4,381	3,325	32%
Gross Margin	26.9%	21.0%	590 bps	26.9%	21.3%	560 bps
EBIT	1,080	74	1357%	1,080	140	670%
Net Income	374	115	226%	374	222	69%
Net Margin	2.3%	1.1%	130 bps	2.3%	1.4%	90 bps
Adjusted Net Income (1)	374	247	52%	374	354	6%
Adjusted Net Margin	2.3%	2.3%	-	2.3%	2.3%	-
EBITDA	1,648	541	204%	1,648	852	93%
EBITDA Margin	10.1%	5.1%	500 bps	10.1%	5.5%	460 bps
Earnings per Share (2)	0.43	0.28	-	0.43	0.41	-

(1) Adjusted Net Income - Excluding the absorption of the tax loss relative to the incorporation of Perdigão Agroindustrial S.A. booked to first quarter results 2009.

(2) Consolidated earnings per share (in R$), excluding treasury shares and including the split of shares approved on April, 2010 in the 3Q09 basis

Sectoral Performance

The global economy has reported weakness in relation to the third quarter due to the phasing out of economic stimulus packages implemented during 2009.

Brazil also posted some deceleration in economic activity between July and September although not enough to prevent a positive evolution. The unemployment rate measured by the IBGE posted 6.2% of the EAP in September, the lowest level for the series on record. Additionally, inflation rates should not increase as the economy continues to grow.

However, US dollar devaluation against the Real is negatively impacting   Brazilian export revenues when translated into local currency.

Exports – Physical  exports of chicken meat posted year on year growth of 9%  and for the first nine months of 2010, by 5% against 2009, and close to growth forecasts made early this year. The good export volume performance is largely due to shipments to China, Turkey and Egypt. Sales of beef rose 1.8% quarter on quarter. Again, a key export market was Egypt. Despite the volume of pork meat shipments reporting a dip of 1.2% against 2Q10, prices remained at high levels. During the year, the average value of pork meat exports was 13.6% higher than recorded in 2009.

  Pág: 96

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

However, the market for pork meats is not the only one revealing price buoyancy. International chicken meat prices also rose 11.5% YTD 2010 (in relation to the same period in 2009) and close to pre-crisis levels. Average beef prices increased 17% on the same comparative basis.

Domestic Consumption – Commercial retail sales volume reported a 2% increase from July to August based on IBGE figures. Check payment referrals to the São Paulo Commercial Association’s Central Credit Protection Service – SCPC - an indicator of commercial activity - reported growth in both September and October, a sign that consumer confidence remains strong. Thus, the outlook is for consumption to remain  robust throughout 4Q10 and that this virtuous cycle will generate more employment and higher overall incomes.

Raw materials – Between July and September 2010, average corn prices on the domestic market rose 7.5% compared with the preceding quarter. The increase was due to rising international prices which in turn stimulated Brazilian producers to increase exports, reducing domestic supplies - a trend reinforced by the Producer Distribution Program (PEP). However, it is worth pointing out that average prices are still 11% lower than those prevailing in 2009.

The average price of soybeans in 3Q10 increased 16.8% against 2Q10 although this is still 11.6% less in relation to 3Q09. Unprocessed soybean prices came under pressure due to prospects for reduced crops and world inventory in 2011.

Perspectives - China has raised domestic interest rates to slow the growth in a real estate bubble. However, the increase was only a modest one and will not have any marked impact on the country’s growth trajectory. In the United States, uncertainty surrounds the efficacy of expansionist monetary policy since the injection of liquidity is not being channeled to the consumer in full. Thus, the evolution of the credit channels will have to be monitored to verify if recent initiatives will indeed have an impact on US economic activity.

In Brazil, the new government is expected to maintain public spending and at the same time continue policies of increasing income via the minimum wage and the family grant system (‘bolsa família’), thus contributing to the sustainability of domestic demand. The appreciated foreign exchange rate will  contribute to mitigating inflationary pressures, thus translating into a benign combination of a strengthening economy with low inflation.

  Pág: 97

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

Investments and Projects

A total of R$ 224.9 million was dedicated to capital expenditures during the quarter and directed towards the expansion in capacity, operational improvements, productivity and new industrial units in Lucas do Rio Verde-MT, Vitória de Santo Antão-PE and Bom Conselho-PE. Investment in poultry and hog breeder stock amounted to R$ 86 million in the quarter. As a result, consolidated investments during the year so far totaled R$ 712.7 million, and are expected to surpass the R$ 1 billion mark for the year as a whole. We underscore that investments necessary for organic growth are at lower levels due to the additional capacity created by new industrial units that were brought on stream at the end of last year and expected to be operating at full capacity by the end of 2011.

   Pág: 98

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

Information Technology – In 2010, the Information Technology area has prioritized the preparation of an integrated systems platform to support the merger between Perdigão and Sadia. Many of the synergies identified in the Integration Project will be captured once these investments have been concluded. The project, which will be take approximately 18 months, involves about 200 people in 4 stages: 1) Upgrade of the SAP system to increase processing capacity;  2) Construction of the Initial Platform; 3) Development of the HR SAP system; and 4) the roll-out of SAP APO – Advanced Planning Optimization. All stages are integrated and critical to the creation of a complete platform to support the Company’s expected international expansion.

In 2011, the principal focus will be on the conclusion of this project and the unification of IT operations. Synergies will also be captured in the IT area itself due to the increase in scale and optimization of functions analogous between the two companies. In addition, IT will undergo a restructuring in order to better serve  BRF’s operations with more focus on supporting and developing our businesses. We shall also begin a process of international standardization of all our platforms at all our operations to ensure lower operating and maintenance costs.

Operating Performance

Production

During the quarter, the poultry and hog slaughter held steady although meat production was up 4%, reflecting operational improvements. The dairy products business increased 7% with the start up of production from the new Bom Conselho plant in the state of Pernambuco. Other processed products reported growth of 40%, most notably in the form of margarines, pastas and pizzas as well as the launch of canapés.

   Pág: 99

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

				Pro Forma
PRODUCTION	3Q10	3Q09	% Ch.	YTD 10	YTD 09	% Ch.

Poultry Slaughter (million heads)	419	420	(0%)	1,210	1,155	5%
Hog/ Cattle Slaughter (thousand heads)	2,743	2,680	2%	7,893	7,709	2%
Production (thousand tons)
Meats	1,042	1,006	4%	2,983	2,820	6%
Dairy Products	300	279	7%	830	777	7%
Other Processed Products	128	91	40%	348	298	17%
Feed and Premix (thousand tons)	2,696	2,635	2%	8,006	7,714	4%

Domestic Market

Gross sales amounted to R$ 4.1 billion, an 8.4% increase. The domestic market continued to experience good demand and our market share remained steady for the principal product categories. The business climate however was dominated by strong cost pressures, principally the result of agricultural commodity prices. Consequently, we have begun to increase our prices in various markets to ensure that there is no margin reduction. We also had price increases to markets for our in-natura products.

The food services channel continues to report a good performance with demand on the boost thanks to effective salary increases and an enlarged varied selection of products on offer. The rising affluence of the class C social group has been instrumental in sustaining growth in both volumes and margins.

Sales DM

	THOUSAND TONS			R$ MILLION
Domestic Market	3Q10	3Q09	% Ch.	3Q10	3Q09	% Ch.

Meats	467	444	5	2,583	2,447	6
In Natura	114	94	20	571	433	32
Poultry	75	59	26	331	256	29
Pork/Beef	39	35	10	240	177	35
Elaborated/Processed (meats)	354	349	1	2,012	2,014	(0)
Dairy Products	291	268	8	713	689	3
Milk	239	216	11	474	453	5
Dairy Products	51	53	(2)	238	236	1
Other Processed	122	101	20	679	503	35
Soybean Products/ Others	112	90	24	144	160	(10)
Total	992	903	10	4,118	3,799	8
Processed	527	503	5	2,929	2,752	6
% Total Sales	53	56		71	72

 Pág: 100

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

	THOUSAND TONS			R$ MILLION
Domestic Market - CL	YTD 10	YTD 09	% Ch.	YTD 10	YTD 09	% Ch.

Meats	1,310	807	62	7,269	4,381	66
In Natura	287	165	74	1,443	738	96
Poultry	178	116	54	779	480	62
Pork/Beef	109	50	120	663	258	157
Elaborated/Processed (meats)	1,023	642	59	5,827	3,643	60
Dairy Products	821	760	8	2,037	1,940	5
Milk	672	603	11	1,369	1,259	9
Dairy Products	149	156	(5)	667	681	(2)
Other Processed	345	155	123	1,924	806	139
Soybean Products/ Others	302	201	50	457	379	21
Total	2,778	1,922	45	11,687	7,506	56
Processed	1,517	953	59	8,418	5,130	64
% Total Sales	55	50		72	68

Meat – Sales revenue in 3Q10 rose 5.6% and volumes, 5.3%, with a gain of 660 basis points in profitability of added value products. Average price increase was 0.2% due to the sales mix which incorporated growth of 20.2% in volumes of in-natura items and an increase in the sales of specialty meat products with lower average prices albeit with increased margins.

Dairy Products – Product volumes rose 8.4% in 3Q09 and equivalent to an increase of 3.4% in revenues. The average costs of milk collection continued under pressure and reflecting in the margins for this segment. When compared to 3Q09 and the year as a whole when the segment reported a more positive performance, average sale prices for the quarter under review were 5% lower.

Other processed products – Revenues and volumes were 35% and 20% higher, respectively, representing a 440 basis points improvement in operating result. Margarines, pastas and pizzas put in a particularly strong performance in addition to the product launches in this segment.

 Pág: 101

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

Source: Ac Nielsen – Accumulated 2010

*Preliminary data

Exports

In line with Company forecasts, exports continue to report an improvement in margins and a recovery in demand and prices in the leading markets. Exports totaled R$ 2.4 billion, an increase of 4.5% in sales revenue and 10.4% by volume. Average US Dollar prices-FOB (Free on Board) was stable in relation to 3Q09. The average currency translation impact was 6.2% in 3Q10 compared with 3Q09 resulting in an average decline of 5.3% in prices in Brazilian Reals and consequently, a reduction in export revenues in local currency terms.

Meat – Meat volumes posted an increase of 10.6% and revenue 5.8% higher. Average prices fell 6.3% in Reais due to the currency translation effect. However, Middle Eastern and European markets have been registering an improved performance.

Dairy Products – BRF recorded a reduction in shipped dairy product volume of 47% due to a continued scenario of weaker international demand and with inventory levels still high in the principal producing regions. This was despite a recovery in average prices of 48% in Brazilian Reals, with the business focused principally on markets in the Middle East and Africa, and an improved export mix contributing to better margins.

     Pág: 102

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

Export Markets

	THOUSAND TONS			R$ MILLION
Exports	3Q10	3Q09	% Ch.	3Q10	3Q09	% Ch.
Meats	595	538	11	2,388	2,257	6
In Natura	501	471	6	1,926	1,869	3
Poultry	426	396	8	1,529	1,520	1
Pork/Beef	75	75	(1)	397	350	14
Elaborated/Processed (meats)	93	66	41	461	387	19
Dairy Products	0	1	(47)	2	3	(22)
Milk	0	0	(100)	0	2	(100)
Dairy Products	0	0	56	2	1	137
Other Processed	7	4	68	27	18	55
Soybean Products/ Others	6	9	(30)	4	39	(89)
Total	608	551	10	2,421	2,316	5
Processed	101	71	43	491	406	21
% Total Sales	17	13		20	18

	THOUSAND TONS			R$ MILLION
Exports - CL	YTD 10	YTD 09	% Ch.	YTD 10	YTD 09	% Ch.
Meats	1,734	1,099	58	6,913	4,598	50
In Natura	1,470	951	55	5,594	3,726	50
Poultry	1,255	797	57	4,456	2,998	49
Pork/Beef	215	154	40	1,138	728	56
Elaborated/Processed (meats)	264	148	79	1,320	872	51
Dairy Products	2	3	(29)	13	15	(13)
Milk	0	2	(91)	1	10	(91)
Dairy Products	2	1	93	12	5	141
Other Processed	11	5	145	51	19	167
Soybean Products/ Others	6	9	(30)	4	39	(89)
Total	1,753	1,115	57	6,982	4,671	49
Processed	278	154	81	1,383	896	54
% Total Sales	16	14		20	19

The Company reported the following performance in its leading overseas markets in the period:

   Europe – Although the economy weakened in certain countries such as Portugal, Ireland, Greece and Spain, we were able to report an improvement in performance for the region overall due to pricing pressure on the commodities most used by the company – corn and soybeans. This was instrumental in allowing the Company to increase its prices for meat products in the European market.

   Middle East – This market is currently at the recovery stage in prices and demand following the normalizing of supply which was running at high levels due to strong export flows both from the United States and Brazil.

     Pág: 103

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

      Far East – The Japanese market continues to indicate improving import prices. After a turbulent period, the Hong Kong market’s commercial flows of imported products have stabilized. Meanwhile, demand from China continues buoyant, notably following the installation of an office in the financial center of Shanghai to provide support to our team as well as enhanced customer relationship.

      Eurasia – Sales to this market continue robust in relation to demand both for poultry as well as pork meat.

       Africa, Americas and Other Countries – Stronger demand from Africa was responsible for better volumes and prices, in particular for processed products.

Net Sales  – Net sales reached R$ 5.7 billion in 3Q10, 7.7% higher and an increase of 3.1% in relation to 2Q10 due to the good performance  for both domestic and export markets.

     Pág: 104

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

For the first nine months of the year, the Company reported net sales revenue of R$ 16.3 billion, a 4.2% improvement on a pro-forma basis and 53.6% higher by Corporate Law criteria and incorporating the results for Sadia as from July 2009.

Cost of Sales – Cost of sales fell 1.8% and reflected in a gain in margin of 700 basis points from 79.2% to 72.2% as a percentage of Net Sales. This improvement was achieved thanks to a reduction in the cost of the leading raw materials and materials for direct use as well as the equalization of production volumes this year which also contributed to the improvement in fixed production costs.

For the first nine month period, cost of sales fell 3.3% on a comparative pro-forma basis and increased 42.2% on a Corporate Law criteria basis, although also registering gains as a function of the proportionally faster growth in Net Sales in relation to cost of sales.

     Pág: 105

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

Gross Profit and Gross Margin – Gross Profit totaled R$ 1.6 billion, a gain of 44.1%, reflected in the 700 basis points improvement in gross margin from 20.8% to 27.8% of the Net Sales, in turn benefiting from a year on year growth in revenue and a reduction in production costs. For the accumulated period ending September 2010, Gross Profit amounted to R$ 4.4 billion – 31.8% more when using a pro-forma comparative basis and 96.4% in corporate law, again reflecting the gradual and consistent recovery in performance.

Operating Expenses – Operating expenses were up by 12.3% due to the need for investments in marketing, improvements in IT systems and disbursements in consultancy fees for work on the integration process as well as the hiring of new executives.

As we had already forecast, the captured synergies this year will be absorbed by expenses and investments necessary for the integration process which will generate gains for the Company as from next year onwards.

Total operating expenses amounted to R$ 3.3 billion for the first nine months of 2010, 3.7% greater on a pro-forma basis and 53.1% higher when compared using Corporate Law criteria.

Operating Income and Margin – With the improvements reported in business performance, operating income before financial expenses (EBIT) reached R$ 416.1 million. This was a significant gain of 613.4%, translating into an improved year on year operating margin 620 basis points from 1.1% to 7.3%. When set against 2Q10, there was a gain of R$ 23.2 million in operating income for the quarter under review. For the accumulated 9M10 period, there was a gain of 570 basis points in operating margin, the result of an expected gradual recovery in results following the unfavorable situation experienced by the global markets in the preceding year.

Financial Results –  By virtue of the financial discipline implemented through a policy of hedge accounting and the lengthening of the gross debt maturity profile, the Company reported net financial expenses of R$ 46.9 million in 3Q10 against R$ 169.8 in 2Q10. In 2009, we posted net financial income due to the foreign exchange translation impact on our net exposure and financial cash investments resulting from the R$ 5.3 billion raised through our primary share offering.

     Pág: 106

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

Net debt as at September 30 2010 remained stable in relation to 2Q10 at R$ 3.9 billion. This corresponded to a reduction of 15% compared to September 30 2009 in spite of disbursements for investments in capital expenditures.

The net debt/EBITDA ratio fell to 1.9 times due to improved cash generation year to date and the compatibility of net debt and the Company’s operations. Consolidated currency exposure was US$ 17 million (long position) and contemplated in the implemented hedge accounting policy now in place, against US$ 1.2 billion reported for the preceding year.

Debt Profile

R$ Million		09.30.2010		09.30.2009
DEBT - R$ MILLION	CURRENT	NONCURRENT	TOTAL	TOTAL	% Ch.
Local Currency	1,328	1,931	3,259	4,127	(21%)
Foreing Currency	609	3,512	4,122	4,882	(16%)
Gross Debt	1,938	5,443	7,381	9,009	(18%)
Cash Investments
Local Currency	902	210	1,112	3,173	(65%)
Foreing Currency	2,158	261	2,419	1,293	87%
Total Cash Investments	3,060	471	3,531	4,466	(21%)
Net Accounting Debt	(1,122)	4,972	3,850	4,543	(15%)
Exchange Rate Exposure* - US$ Million			17	(1,172)	-
* Exchange rate exposure in Corporate Law

Other Operating Results – Relates largely to the costs of idle capacity – the result  of new plants still at a pre-operational stage in Bom Conselho-PE, Lucas do Rio Verde-MT, Vitória de Santo Antão-PE, Mineiros-GO and Três de Maio-RS.

Income Tax and Social Contribution – Quarterly income tax and social contribution totaled R$ 106.7 million against R$ 25.0 million for the previous year due to the negative results reported at Sadia in the latter period.

Net Income and Net Margin – BRF posted a net income of R$ 189.7 million in the quarter corresponding to a net margin of 3.3% and a decline of 10.3% in relation to 3Q09, reflecting the financial income for the latter period. However, there was a growth of R$ 58 million in 3Q10 compared with 2Q10. The improvement in the net result was due to the better operating performance reported for the quarter. For the accumulated nine-month period, net income reached R$ 373.9 million, 5.7% higher on a pro-forma basis and 51.5% up using Corporate Law criteria.

     Pág: 107

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

EBITDA – Our EBITDA reached R$ 613.6 million during 3Q10, registering a gain of 110.8% compared with 3Q09 and reflecting the Company’s forecasted consistent and gradual improvement in results with an EBITDA margin of 10.8% against 5.5% (a 530 basis points gain). BRF recorded a quarter on quarter gain of 4.5%, representing additional cash generation of R$ 26.4 million in the quarter.

Operating cash generation for the first nine months of 2010 as measured by EBITDA (operating income before expenses, taxes and depreciation) was R$ 1.6 billion, 93.5% better than the same period in 2009 on a pro-forma basis and 204.4% on a Corporate Law basis. Principal factors contributing to this increase were: the larger volume of processed products sold in the domestic market, a gradual recovery seen in some important export markets, the reduction in production costs and commercial expenses.

Breakdown of Ebitda - CL

EBITDA - R$ Million	3Q10	3Q09	% Ch.	YTD 10	YTD 09	% Ch.

Net Income	190	211	(10)	374	115	226
Non Controlling Shareholders	3	(5)	-	1	(5)	-
Employees / Management Profit Sharing	13	7	77	25	7	257
Income Tax and Social Contribution	107	25	326	113	171	(34)
Net Financial	47	(223)	-	373	(290)	-
Equity Accounting and Other Operating Result	44	16	184	183	48	279
Depreciation, Amortization and Depletion	211	260	(19)	579	495	17
= EBITDA	614	291	111	1,648	541	204

Shareholders’ Equity – Shareholders Equity as of September 30 2010 stood at R$ 13.6 billion against R$ 13.2 billion on September 30 2010, 2.97% higher with a return on equity of 2.84% when calculated on the net accumulated result for the first nine months of the year in relation to the initial shareholders’ equity.  Worthy of note is that in the third quarter of 2009, funds from the primary share offering were absorbed into the cash position at the same time as the share incorporations were concluded as part of the merger process with Sadia.

Combination of the Businesses –The accounting and fiscal treatment with respect to the association agreement were measured in accordance with current practices, allocations being made to property, plant and equipment or non-current assets, under the “intangible” item to be subject to annual appraisals using the impairment test (non-recoverability).

     Pág: 108

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

Shareholder Remuneration – On August 27 2010, the Company paid out R$ 53.2 million in interest on shareholders’ equity, equivalent to R$ 0.061136430 per share in accordance with the resolution adopted at the Board of Directors meeting of June 17 2010 with the retention of Withholding Tax at source in accordance with the current legislation.

Stock Market

Performance

Performance	3Q10	3Q09	YTD 10	YTD 09

Share price - R$*	25.75	23.60	25.75	23.60
Traded Shares (Volume) - Millions	129.4	238.6	433.4	438.0
Performance	8.6%	25.9%	13.5%	58.7%
Bovespa Index	13.9%	19.5%	1.2%	63.8%
IGC (Brazil Corp. Gov. Index)	18.7%	22.6%	10.0%	63.9%
ISE (Corp. Sustainability Index)	9.3%	21.4%	2.6%	48.9%

Share price - US$*	15.53	13.31	15.53	13.31
Traded Shares (Volume) - Millions	75.8	87.3	215.8	177.6
Performance	17.1%	39.5%	18.6%	101.9%
Dow Jones Index	10.4%	15.0%	3.5%	10.7%

* Closing Price

The Company’s shares and ADRs outperformed the leading stock indices and sector players. The average daily financial volume traded on the Bovespa and the NYSE – New York Stock Exchange amounted to US$    43.9 million in the quarter, 22.9% less due to the primary share offering and the share incorporations in 3Q09. For the 9M10 period, average daily liquidity was US$ 46.0 million, a year on year increase of 43.5%.

     Pág: 109

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

YTD 12 months

Average US$46.0 million/day (43.5% higher than 9M09)

     Pág: 110

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

Social Balance

BRF employs 114,292 at the production and commercial units and in the corporate divisions.

In the third quarter 2010, BRF invested R$2 million in programs for employee development and skills training. During the quarter under review, the Company began its first Generation BRF Trainees program, the purpose being to attract, retain and develop young professionals. The Company received 15 thousand applications and candidates are currently undergoing a selection process.

The Company runs SSMA (Health, Safety and Environmental) management and professional development programs together with ongoing programs to provide a better quality of life. In addition, we maintain various social outreach programs for the communities in which BRF’s operations are located.

The Company also sponsors staff sporting activities. During this third quarter, the traditional 5-kilometer races were held in various regions of the country with the participation of BRF’s employees.  Another important event was Social Action. This takes place every year with the objective of contributing to the exercising of citizenship through volunteer initiatives and the promotion of development of the communities where we have our operations. Free services are offered in the areas of health, citizenship, education, culture, leisure and sport.

In partnership with the Launch Yourself into the Future Institute, BRF is investing R$ 1 million per year to sponsor the training of athletes with the purpose of social inclusion of youths from low income backgrounds and the search for talents in Brazilian athletics.

Stock Option Plan – On August 26 2010, the Board of Directors authorized the amount of 1,576,911 (one million, five hundred and seventy-six thousand and nine hundred and eleven) stock options, granted to 35 executives with a maximum exercise tenor of five years as established under the Compensation Plan Regulations based on shares approved by the O/EGM held on March 31 1010.

     Pág: 111

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

Added Value(CL)

Added Value Distribution	YTD 10	YTD 09

Human Resources	2,303	1,469
Taxes	2,493	1,645
Interest	862	(419)
Interest on shareholder's equity	53	0
Retention	321	115
Non-controlling shareholders	1	(5)
Total	6,033	2,805

Corporate Governance

Corporate Structure – On September 23 2010, BRF – Brasil Foods S.A.’s  Board of Executive Officers was elected, encompassing the positions contemplated in the positions defined in the corporate structuring and constituted as follows: José Antonio do Prado Fay, Chief Executive Officer; Antonio Augusto de Toni, Vice President for Export Markets; Gilberto Antônio Orsato, Vice President for Human Resources; Leopoldo Viriato Saboya, Vice President for Finance, Administration and Investor Relations (CFO); Nelson Vaz Hacklauer, Vice President for Strategies and M&A; Nilvo Mittank, Vice President for Operations and Technology (COO); Fabio Medeiros Martins da Silva, Vice President of Dairy Products; Wilson Newton de Mello Neto, Vice President for Corporate Affairs; Luis Henrique Lissoni, Vice President for the Supply Chain. The Vice Presidencies for Food Service and the Domestic Market will be filled in the event of and  contingent upon the terms of the final approval of the Concentration Act currently subject to examination by the Administrative Council for Economic Defense – CADE, as well as eventual approval of the Company’s Board of Directors.

     Pág: 112

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

Rating – BRF has been assigned two corporate credit ratings: a BB+ (PE) rating from Standard & Poor´s and a Ba1 – (PE) rating - Global Local Currency Corporate Family from Moody´s Investor Service.

Novo Mercado - BRF signed up to the BM&FBovespa’s Novo Mercado on April 12 2006 binding it to settle disputes through the Arbitration Panel according to the arbitration clause written into its bylaws and regulations

Risk Management - BRF and its subsidiaries adopt the most rigorous management practices for controlling and minimizing the impact of the risks inherent to its businesses, details of which are shown in explanatory note 20 of the Financial Statements. Risks involving the markets in which the Company operates, sanitary controls, grains, nutritional safety and environmental protection, as well as internal controls and financial risks are all monitored.

Independent Audit – No disbursements of consultancy fees were made to the independent auditors during the period. The engagement of these services requires prior Board approval and adheres to the rules and restrictions established by the legislation, conditional on this not undermining the independence and objectivity of our auditors. The Company’s financial information shown herein is in accordance with accounting practices adopted in Brazil and is an integral part of the audited financial statements. Non-financial information as well as other operating information has not been subject to auditing on the part of our independent auditors.

     Pág: 113

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

Pursuant to CVM Instruction 480/09 at a meeting on November 12 2010, the Board of Executive Officers states it has discussed, reviewed and agreed both the opinions expressed in the report of the independent auditors and also the financial statements for the quarter ending on September 30 2010.

CADE - The Association Agreement has been submitted for the examination of the Administrative Council for Economic Defense – CADE. During the period in which the Brazilian anti-trust authorities are examining the Agreement, BRF and Sadia may be subject to certain specific commitments agreed with these authorities and designed to maintain the status quo in market conditions.

We remain confident that CADE will fully approve the operation in view of the absence of any significant entry barriers in the industry as well as the existence of intense market rivalry and the capture of major synergies and efficiencies.

Sustainability Management – As part of the process of implementing Version 3 of the Global Reporting Initiative’s (GRI) guidelines and improving sustainability management and governance, on November 9, BRF - Brasil Foods will hold its first Onsite Panel for Stakeholders. The objective is to engage the Company’s stakeholders and identify the most important aspects of sustainability upon which BRF should be focusing in its reports.

     Pág: 114

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

Anexo I

BRF - Brasil Foods S.A.

PUBLIC COMPANY

CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED

(R$ Million)

BALANCE SHEET - Corporate Law	09.30.2010	09.30.2009

ASSETS	24,972	25,518
CURRENT ASSETS	9,516	11,048
NONCURRENT ASSETS	15,456	14,470
Long Term Assets	2,648	2,191
Investments	23	3,458
Property, Plant and Equipment	9,382	6,989
Intangible	3,244	1,617
Deferred Charges	158	216
LIABILITIES AND SHAREHOLDERS' EQUITY	24,972	25,518
CURRENT LIABILITIES	4,897	5,569
LONG TERM LIABILITIES	6,504	6,773
NON CONTROLLING SHAREHOLDERS	8	4
SHAREHOLDERS' EQUITY	13,562	13,172
Capital Stock Restated	12,460	12,465
Reserves/Accumulated earnings	1,104	819
Equity Evaluation Adjustment	52	(45)
Interest on shareholders' equity	(53)	-
Treasury Shares	(1)	(68)

INCOME STATEMENT - Corporate Law	3Q10	3Q09	% Ch.	YTD 10	YTD 09	% Ch.

GROSS SALES	6,540	6,115	7%	18,669	12,177	53%
Domestic Sales	4,118	3,798	8%	11,687	7,506	56%
Exports	2,421	2,316	5%	6,982	4,671	49%
Sales Deductions	(838)	(821)	2%	(2,388)	(1,577)	51%
NET SALES	5,702	5,294	8%	16,281	10,600	54%
Cost of Sales	(4,114)	(4,191)	(2%)	(11,900)	(8,370)	42%
GROSS PROFIT	1,588	1,102	44%	4,381	2,230	96%
Operating Expenses	(1,172)	(1,044)	12%	(3,301)	(2,156)	53%
OPERATING INCOME BEFORE FINANCIAL EXPENSES	416	58	613%	1,080	74	1357%
Financial Expenses, net	(47)	223	-	(373)	290	-
Other Operating Results/Equity Accounting	(58)	(43)	35%	(194)	(76)	154%
INCOME BEFORE FINANCIAL EXP. AND OTHER RESULTS	312	238	31%	513	288	78%
Income Tax and Social Contribution	(107)	(25)	326%	(113)	(171)	(34%)
Employees / Management Profit Sharing	(13)	(7)	77%	(25)	(7)	257%
Non-controlling shareholders	(3)	5	-	(1)	5	-
NET INCOME	190	211	(10%)	374	115	226%
ADJUSTED NET INCOME*	190	211	(10%)	374	247	52%
EBITDA	614	291	111%	1,648	541	204%

*Adjusted Net Income - Excluding the absorption of the tax loss relative to the incorporation of Perdigão Agroindustrial S.A. booked to first quarter results 2009, in the amount of R$132 million

     Pág: 115

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

Anexo II

				Pro - forma
INCOME STATEMENT - R$ MILLION	3Q10	3Q09	% Ch.	YTD 10	YTD 09	% Ch.

Gross Sales	6,540	6,115	7	18,669	18,014	4
Domestic Market	4,118	3,798	8	11,687	10,948	7
Exports	2,421	2,316	5	6,982	7,066	(1)
Sales Deduction	(838)	(821)	2	(2,388)	(2,384)	0
Net Sales	5,702	5,294	8	16,281	15,630	4
Cost of Sales	(4,114)	(4,191)	(2)	(11,900)	(12,306)	(3)
Gross Profit	1,588	1,102	44	4,381	3,325	32
Operating Expenses	(1,172)	(1,044)	12	(3,301)	(3,185)	4
Income Before Financial Results (EBIT)	416	58	613	1,080	140	670
Financial Expenses, Net	(47)	223	-	(373)	636	-
Other Operating Results/Equity Accounting	(58)	(43)	35	(194)	(82)	136
Income after Financial Expenses and Other	312	238	31	513	695	(26)
Income Tax and Social Contribution	(107)	(25)	326	(113)	(473)	(76)
Employees'/Manangement Profit Sharing	(13)	(7)	77	(25)	(13)	93
Non Controlling Shareholders	(3)	5	-	(1)	13	-
Net Income	190	211	(10)	374	222	69
Net Margin	3.3%	4.0%	(70 bps)	2.3%	1.4%	90 bps
Adjusted Net Income*	190	211	(10)	374	354	6
Adjusted Net Margin	3.3%	4.0%	(70 bps)	2.3%	2.3%	-
EBITDA	614	291	111	1,648	852	93
EBITDA Margin	10.8%	5.5%	530 bps	10.1%	5.5%	460 bps

*Adjusted Net Income - Excluding the absorption of the tax loss relative to the incorporation of Perdigão Agroindustrial S.A. booked to first quarter results 2009, in the amount of R$132 million

     Pág: 116

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

Anexo III

PRO FORMA	THOUSAND TONS			R$ MILLION
Domestic Market	YTD 10	YTD 09	% Ch.	YTD 10	YTD 09	% Ch.

Meats	1,310	1,246	5	7,269	6,938	5
In Natura	287	260	11	1,443	1,178	22
Poultry	178	171	4	779	713	9
Pork/Beef	109	88	24	663	465	43
Elaborated/Processed (meats)	1,023	986	4	5,827	5,759	1
Dairy Products	821	760	8	2,037	1,940	5
Milk	672	603	11	1,369	1,259	9
Dairy Products	149	156	(5)	667	681	(2)
Other Processed	345	303	14	1,924	1,561	23
Soybean Products/ Others	302	292	3	457	509	(10)
Total	2,778	2,600	7	11,687	10,948	7
Processed	1,517	1,445	5	8,418	8,001	5
% Total Sales	55	56		72	73

	THOUSAND TONS			R$ MILLION
Exports	YTD 10	YTD 09	% Ch.	YTD 10	YTD 09	% Ch.

Meats	1,734	1,623	7	6,913	6,904	0
In Natura	1,470	1,391	6	5,594	5,556	1
Poultry	1,255	1,172	7	4,456	4,449	0
Pork/Beef	215	220	(2)	1,138	1,107	3
Elaborated/Processed (meats)	264	231	14	1,320	1,348	(2)
Dairy Products	2	3	(29)	13	15	(13)
Milk	0	2	-	1	10	(91)
Dairy Products	2	1	93	12	5	141
Other Processed	11	13	(10)	51	108	(53)
Soybean Products/ Others	6	10	(38)	4	39	(89)
Total	1,753	1,648	6	6,982	7,066	(1)
Processed	278	245	13	1,383	1,461	(5)
% Total Sales	16	15		20	21

	THOUSAND TONS			R$ MILLION
Total	YTD 10	YTD 09	% Ch.	YTD 10	YTD 09	% Ch.

Meats	3,044	2,868	6	14,183	13,842	2
In Natura	1,757	1,651	6	7,036	6,734	4
Poultry	1,433	1,343	7	5,235	5,162	1
Pork/Beef	324	308	5	1,801	1,573	15
Elaborated/Processed (meats)	1,287	1,217	6	7,147	7,107	1
Dairy Products	823	762	8	2,050	1,955	5
Milk	672	605	11	1,370	1,269	8
Dairy Products	151	157	(4)	680	686	(1)
Other Processed	356	316	13	1,974	1,669	18
Soybean Products/ Others	308	301	2	462	549	(16)
Total	4,531	4,248	7	18,669	18,014	4

Processed	1,794	1,690	6	9,801	9,462	4
% Total Sales	40	40		52	53

     Pág: 117

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

All forward-looking statements contained in this report regarding the Company’s business prospects, projected results and the potential growth of its businesses are mere forecasts based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.

The merger between BRF and Sadia is currently the subject of examination by the Brazilian Anti-Trust Authorities and its implementation depends on the approval of CADE. On July 7 2009 an agreement was signed with CADE (APRO - Transaction Reversibility Preservation Agreement) which guarantees the reversibility of the operation, authorizes the preparation of studies of synergies and the adoption of joint management initiatives with respect to treasury activity.

     Pág: 118

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

1 - Item	2 - Affiliate/Coligate name	3 - General Tax payers’ Register	4 - NATURE OF SHARE CONTROL	5- % Capital	6- % investor net equity
7 - TYPE OF COMPANY		8 - number of shares held on current quarter (Units)	9 - number of shares held on last quarter (Units)

01	PerdigÃo TRADING S.A.	04.688.823/0001-02	Private Subsidiary	100.00	0.01
COMMERCIAL, INDUSTRIAL AND OTHERS		100,000	100,000

02	PSA LABORATÓRIO VETERINÁRIO LTDA	08.519.312/0001-18	Private Subsidiary	88.00	0.07
COMMERCIAL, INDUSTRIAL AND OTHERS		4,808,188	4,808,188

03	PDF PARTICIPAÇÕES LTDA	08.747.353/0001-61	Private Subsidiary	1.00	0.00
COMMERCIAL, INDUSTRIAL AND OTHERS		10	10

04	UP ALIMENTOS LTDA	08.432.089/0001-77	Private Subsidiary	50.00	0.03
COMMERCIAL, INDUSTRIAL AND OTHERS		500	500

05	SADIA S.A.	20.730.099/0001-94	Private Subsidiary	100,00	30,47
COMMERCIAL, INDUSTRIAL AND OTHERS		683,000,000	683,000,000

06	VIP S.A. EMPREENDIMENTOS e participáções	91.399.972/0001-56	Private Subsidiary	100.00	0.16
COMMERCIAL, INDUSTRIAL AND OTHERS		10,177,028	10,177,028

07	AVIPAL CENTRO OESTE S.A.	05.449.127/0001-06	Private Subsidiary	100.00	0.00
COMMERCIAL, INDUSTRIAL AND OTHERS		6,953,854	7,465,073

08	AVIPAL S.A. CONSTRUTORA E INCORP.	91.399.956/0001-63	Private Subsidiary	100.00	0.00
COMMERCIAL, INDUSTRIAL AND OTHERS		445,362	445,362

     Pág: 119

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

09	ESTABLEC. LEVINO ZACCARDI Y CIA S.A	Private Subsidiary	90.00	0,00
COMMERCIAL, INDUSTRIAL AND OTHERS		1,800,000	1,800,000

10	CROSSBAN HOLDING GMBH	Private Subsidiary	100.00	6,71
COMMERCIAL, INDUSTRIAL AND OTHERS		35,000	35,000

11	PERDIGÃO EXPORT LTDA	Private Subsidiary	100.00	0.00
COMMERCIAL, INDUSTRIAL AND OTHERS		10,000	10,000

     Pág: 120

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

1) Shareholders’ composition of main shareholders, management and fiscal council as of September 30, 2010 – NON-AUDITED:

Shareholders	Common shares	%
Main shareholders (*)

    Shareholders’ that take part of voting agreement

	246,225,754	28.22

    Tarpon

	43,773,390	5.02

Management:

Board of directors (1)	14,563,392	1.67
Executive officers	646	-
Treasury shares	781,172	0.09
Other shareholders	567,128,892	65.00
	872,473,246	100.00
Shares outstanding	610,902,282	70.02

(1) Permanent and alternate members.

2) Shareholders’ composition of main shareholders, management and fiscal council as of September 30, 2009 – NON-AUDITED:

Shareholders	Common shares	%
Main shareholders (*)	122,573,121	28.10

Management:

Board of directors/executive officers	4,051,560	0.93
Fiscal Council	-	-
Treasury shares	2,421,696	0.55
Other shareholders	307,190,246	70.42
	436,236,623	100.00
Shares outstanding	309,190,146	70.88

(*) Shareholders that take part of voting agreement.

     Pág: 121

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

3) The position of the controlling shareholders who are part of the shareholders’ vote agreement and/or are holders of more than 5% of the voting capital as of September 30, 2010, is as follows:

Shareholders	Common shares	%
Caixa de Prev. Func. Bco Brasil (1)	112,160,642	12.86
Fundação Petrobrás de Seguridade Social - PETROS (1)	87,560,126	10.04
Fundação Sistel de Seguridade Social (1)	13,293,612	1.52
Fundação Vale do Rio Doce – VALIA (1)	25,998,170	2.98
FPRV1 Sabiá FIM Previdenciário (2)	7,213,204	0.83
Tarpon	43,773,390	5.02
	289,999,144	33,24
Other	582,474,102	66,76
	872,473,246	100.00

(1) The Pension Funds are controlled by participating employees of the respective companies.

(2) Investment fund exclusively held by the by Fundação de Assistência and Previdência Social do BNDES – FAPES. The common shares currently held by the fund are bound by the voting agreement.

As of September 30, 2010 there were 610,902,282 free floating common shares outstanding 70.02% of the total of issued shares.

As of September 30, 2010 the total amount of shares issued by the Company was 872,473,246, of which 781,172 were treasury shares and 76,801,277 were representative shares of ADR’s (each share correspond to 1 ADR).

The Company is bound to arbitration in the Market Arbitration Chamber, as established by the arbitration clause in the by-laws.

     Pág: 122

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information                             September 30, 2010                                                     CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM Code 01629-2	2 - Company Name BRF – BRASIL FOODS S.A.	3 - General Taxpayers’ Register 01.838.723/0001-27

(A free translation from the original in portuguese)

Independent accountant’s review report

To the Board of Directors and Shareholders

BRF - Brasil Foods S.A.

Itajaí - SC

1.      We have reviewed the Quarterly Financial Information of BRF - Brasil Foods S.A. (the “Company”) and the consolidated Quarterly Financial Information of the Company and its subsidiaries for the quarter ended September 30, 2010, comprising the balance sheet, and the statements of income, changes in shareholders’ equity, cash flows, value added, management report and explanatory notes, which are the responsibility of its management.

2.      Our review was conducted in accordance with the specific rules set forth by the IBRACON - The Brazilian Institute of Independent Auditors, in conjunction with the Federal Accounting Council - CFC and consisted mainly of the following: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the main criteria adopted in the preparation of the Quarterly Financial Information; and (b) reviewing information and subsequent events that have or may have relevant effects on the financial position and operations of the Company and its subsidiaries.

3.      Based on our review, we are not aware of any material modifications that should be made to the Quarterly Financial Information described above, for these to be in accordance with the accounting practices adopted in Brazil and the Standards issued by the Brazilian Securities and Exchange Commission (CVM), which are applicable to the preparation of the Quarterly Financial Information.

4.      As described in note 2, during 2009, the Brazilian Securities and Exchange Commission (CVM) approved several pronouncements, interpretations and guidance issued by the Accounting Pronouncements Committee (CPC), which are effective as from January 1, 2010 and changed the accounting practices adopted in Brazil. As permitted by CVM Resolution 603/09, Management of the Company and its subsidiaries opted to present its Quarterly Financial Information in accordance with accounting practices adopted in Brazil until December 31, 2009, not applying these new accounting pronouncements, which have mandatory application for the fiscal year 2010. As required by the above mentioned CVM Resolution 603/09, the Company disclosed this fact in note 2 to the Quarterly Financial Information, and described the main changes that could impact its year-ending financial statements, as well as it clarified the reasons for not disclosing the estimate of the possible effects in the Company’s shareholders’ equity and statement of income, as required by this Resolution.

     Pág: 123

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information             September 30, 2010                                             CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

5.      As discussed in note 1b, on July 8, 2009, the Company acquired the control of Sadia S.A. This transaction is under analysis of the Administrative Counsel for Economic Defense (“CADE”) and involved the execution of an Agreement for the Reversibility and Preservation of the Operations, ensuring the reversibility and Preservation of the Operations (“APRO”), ensuring the reversibility of the transaction until the implementation of the final decision by CADE.

São Paulo, November 12, 2010

KPMG Auditores Independentes

CRC SC-000071/F-8

Original in Portuguese signed by

Danilo Siman Simões

Accountant CRC MG-058180/O-2 S-SC

     Pág: 124

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   November 30, 2010

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director